Registration No. __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ___	☐
Post-Effective Amendment No.___	☐
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No.___	☐
Principal Life Insurance Company Variable Life Separate Account

(Exact Name of Registrant)
Principal Life Insurance Company

(Name of Depositor)
The Principal Financial Group
Des Moines, Iowa 50392
1-515-248-3842

(Address of Depositor’s Principal Executive Offices)
(Depositor’s Telephone Number, including Area Code)
Sarah Pitts
Principal Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
1-515-248-3259

(Name and Address of Agent for Service)
Please send copies of all communications to:
John W. Blouch, Esq.
Dykema Gossett PLLC
Franklin Square, Suite 300 West
1300 I Street, N.W.
Washington, DC 20005-3306
Principal Benefit Variable Universal Life IISM

(Title of Securities Being Registered)
Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its
Benefit Variable Universal Life II Insurance Policies is being registered under the Securities Act of 1933.

(Amount of Securities Being Registered)
As soon as practicable after the effective date of this Registration Statement

(Approximate Date of Proposed Public Offering)
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRINCIPAL BENEFIT VARIABLE UNIVERSAL LIFE II
VARIABLE UNIVERSAL LIFE INSURANCE POLICY
Issued by Principal Life Insurance Company (the “Company”) through its
Principal Life Insurance Company Variable Life Separate Account
This prospectus is dated                     , 2008.
This prospectus describes an individual flexible variable universal life insurance policy offered by the Company.
As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage. The Policy involves investment risk, including possible loss of principal.
This prospectus provides information that you should know before buying a Policy. It is accompanied by current prospectuses for the underlying mutual funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.
The Securities and Exchange Commission (“SEC”) has not approved or disapproved this security or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Not all the benefits, programs, features and investment options described in this prospectus are available or approved for use in every state. This prospectus offers a Policy which may not be available in all states and is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

Independent Registered Public Accounting Firm	39
Legal Proceedings	39
TABLE OF SEPARATE ACCOUNT DIVISIONS	40
APPENDIX A – SURRENDER CHARGE RATE TABLE	52
APPENDIX B – SURRENDER CHARGE PERCENTAGE TABLE	52
APPENDIX C – TARGET PREMIUM RATES	55
APPENDIX D – ILLUSTRATIONS	48
APPENDIX E – APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)	55
ADDITIONAL INFORMATION	68
Form of Specimen Variable Life Contract
Form of Specimen Accounting Benefit Rider
Form of Specimen Change of Insured Rider
Form of Specimen Cost of Living Increase Rider
Form of Specimen Death Benefit Guarantee Rider
Form of Specimen Extended Coverage Rider
Form of Specimen Life Paid-Up Rider
Form of Specimen Supplemental Benefit Rider
Form of Specimen Waiver of Monthly Policy Charges Rider
Form of Specimen Waiver of Specified Premium Rider
Form of Specimen Life INsurance Application
Form of Specimen Guaranteed/Simplified Issue Life Insurance Application
Form of Specimen Multi-Life Guaranteed Issue Life Insurance Application
Form of Specimen Supplemental Application
Calculations for Non-NY Illustrations
Powers of Attorney

SUMMARY: BENEFITS AND RISKS
This prospectus describes an individual flexible variable universal life insurance policy offered by the Company. This is a brief summary of the Policy’s features. More detailed information follows later in this prospectus.
POLICY BENEFITS
Death Benefits and Proceeds
The Company guarantees to pay a death benefit for as long as the Policy is in force. The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
•	the death benefit plus interest (as explained in DEATH BENEFITS AND POLICY VALUES – Death Proceeds);

•	minus loan indebtedness;

•	minus any overdue monthly policy charges (Overdue monthly policy charges arise when a Policy is in a grace period and the net policy value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus other policy charges).
Death proceeds are paid in cash or applied under a benefit payment option. The Policy provides for three death benefit options. A death benefit option is elected on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued.
Premium Payment Flexibility
You may choose the amount and frequency of premium payments (subject to certain limitations).
Policy Values
The policy value reflects your premium payments, partial surrenders, policy loans, policy expenses, interest credited to the fixed account and the investment experience of the divisions. There is no guaranteed minimum division value.
Policy Loans
A loan may be taken using the Policy as collateral. The maximum loan amount is 90% of the net surrender value.
Full Surrender
The Policy may be surrendered and any net surrender value paid to the owner. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.
Partial Surrender
On or after the first policy anniversary, a Policy may be partially surrendered and the proceeds paid to the owner. No surrender charge is imposed on a partial surrender; however, a transaction fee of the lesser of $25 or 2% of the amount surrendered is imposed on each unscheduled partial surrender after the second unscheduled partial surrender in a policy year.
Adjustment Options
The total face amount may be increased (unless the Policy is in a grace period or if monthly policy charges are being waived under a rider) or decreased.
Total Face Amount Increase
The minimum amount of an increase is $10,000 and is subject to our underwriting guidelines in effect at the time the increase is requested.
Total Face Amount Decrease
On or after the first policy anniversary, a decrease in total face amount may be requested if the request does not decrease the total face amount below $100,000.
Maturity Proceeds
If the insured is living on the maturity date, we will pay the owner an amount equal to the net surrender value unless the Extended Coverage rider is in effect. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option. The Policy terminates on the maturity date unless extended by the Extended Coverage Rider.

POLICY RISKS
Risks of Poor Investment Performance
Transaction costs and policy charges are among the reasons why the Policy is not intended to be a short-term savings vehicle. It is possible that investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments, investment in the fixed account, or a death benefit guarantee rider, it is possible that no death benefit would be paid upon the insured’s death.
Policy Termination (Lapse) A Policy will enter a grace period and is at risk of terminating (meaning you will no longer have any life insurance coverage) if the net policy value on any monthly date is less than the monthly policy charge, unless the Policy has the death benefit guarantee rider and its terms are met. A Policy may be at risk of terminating due to insufficient premium payments, poor investment results, partial surrenders, or loan indebtedness. If a Policy is at risk of terminating, we will notify you that the Policy will terminate without value unless you make a required premium payment by the end of the grace period. A Policy may be reinstated within three years after it has lapsed, subject to certain conditions.
Limitations on Access to Surrender Value
Unscheduled Partial Surrenders
•	Each unscheduled partial surrender may not be less than $500. Each unscheduled partial surrender may not be greater than 90% of the net surrender value (as of the date of the first unscheduled partial surrender in that policy year).

•	The policy value will be reduced by the amount of the unscheduled partial surrender plus any transaction fee.

•	A transaction fee of the lesser of $25 or 2% of the amount surrendered is imposed on each unscheduled partial surrender after the second unscheduled partial surrender in a policy year.

•	The total face amount may be reduced by the amount of each unscheduled partial surrender.
Scheduled Partial Surrenders
•	Partial surrenders may be scheduled on a monthly, quarterly, semiannual, or annual basis.

•	Each scheduled partial surrender may not be greater than 90% of the net surrender value (as of the effective date of the scheduled partial surrender).

•	The policy value will be reduced by the amount of any scheduled partial surrender.

•	The total face amount may be reduced by the amount of each scheduled partial surrender.
Full Surrenders
If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.
Adverse Tax Consequences
Termination of the Policy for any reason other than death of the insured may have adverse tax consequences. If the amount received by the policy owner plus any loan indebtedness exceeds the premiums paid into the Policy, then the excess generally will be treated as taxable income.
Distributions from a Modified Endowment Contract during the life of the insured are taxed as if the Policy is a deferred annuity, therefore partial surrenders and loans may be taxable as ordinary income to the extent there are earnings in the Policy
In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes one or more of the following:
•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid premiums; or

•	some or all of the amount by which the current value exceeds the employer’s interest in the Policy.
Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.
There are other tax issues to consider when you own a life insurance policy. These are described in more detail in TAX ISSUES RELATED TO THE POLICY.

Risks of Underlying Mutual Funds
A comprehensive discussion of the risks of each underlying mutual fund may be found in the underlying mutual fund’s prospectus. As with all mutual funds, as the value of an underlying mutual fund’s assets rise or fall, the fund’s share price changes. If you sell your units in a division (each of which invests in an underlying mutual fund) when their value is less than the price you paid, you will lose money.
Equity Funds
The biggest risk is that the fund’s returns may vary, and you could lose money. The equity funds are each designed for long-term investors who can accept the risks of investing in a portfolio with significant common stock holdings. Common stocks tend to be more volatile than other investment choices. The value of an underlying mutual fund’s portfolio may decrease if the value of an individual company in the portfolio decreases. The value of an underlying mutual fund’s portfolio could also decrease if the stock market goes down.
Income Funds
A fundamental risk of fixed-income securities is that their value will fall if interest rates rise. Since the value of a fixed-income portfolio will generally decrease when interest rates rise, the underlying mutual fund’s share price may likewise decrease. Another fundamental risk associated with fixed-income securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due.
International Funds
The international underlying mutual funds have significant exposure to foreign markets. As a result, their returns and price per share may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country.
SUMMARY: FEE TABLES
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy, surrender the Policy, or transfer cash value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Charge	upon receipt of premium

Maximum		6.70% of premium paid(1)

Current		6.70% of premium paid(1)

Taxes (federal, state and local)	upon receipt of premium

Maximum		3.25% of premium paid

Current		3.25% of premium paid

Surrender Charge	from surrender proceeds
(full surrender of Policy)

Maximum		$55.83 per $1,000 of face amount

Minimum		$6.30 per $1,000 of face amount

Current Charge for Representative Insured (The representative insured is a 45-year old male in policy year one)		$15.81 per $1,000 of face amount

Transfer Fee for Unscheduled Division	upon each unscheduled division
Transfer(2)	transfer after the first
unscheduled division transfer
in a policy month
Maximum		$25 per unscheduled division transfer

Current		None

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Optional Insurance Benefits(3)

Life Paid-Up Rider	on the date rider benefit begins

Maximum		13.50% of policy value

Current		3.50% of policy value
(if Policy is issued with the guideline premium/cash value corridor test) (4)

Current		7.50% of policy value
(if the Policy is issued with the cash value accumulation test) (4)

(1)	In policy years one through five, the sales charge on premium paid in excess of target premium is 5.20%. In policy years six and beyond, the sales charge is 6.70% on premium paid in excess of target premium.

(2)	Please note that in addition to the fees shown, additional transfer fees or restrictions may be imposed by federal regulators, state regulators and/or sponsors of the underlying mutual funds. For more information regarding transfers, see GENERAL DESCRIPTION OF THE POLICY – Policy Limitations.

(3)	For more information, see GENERAL DESCRIPTION OF THE POLICY – Optional Insurance Benefits.

(4)	For more information regarding the guideline premium/cash value corridor test and the cash value accumulation test, see DEATH BENEFITS AND POLICY VALUES – IRS Definition of Life Insurance.
The following table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying mutual fund fees and expenses.

Periodic Charges Other Than Underlying Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance(1)	monthly

Maximum		$83.33 per $1,000 of net amount at risk(2)

Minimum		$0.01 per $1,000 of net amount at risk(2)

Current Charge for Representative Insured
(The representative insured is a 45 year-old male with a risk classification of preferred non-tobacco in policy year one)		$0.10 per $1,000 of net amount at risk(2)

Asset Based Charge:	monthly	equivalent to:

Maximum		0.70% of net policy value per year(3)

Current		0.70% of net policy value per year(3)

Monthly Policy Issue Charge	monthly

Maximum		$1.09 per $1,000 of total face amount

Minimum		$0.07 per $1,000 of total face amount

Current Charge for Representative Insured
(The representative insured is a 45 year-old male with a risk classification of preferred non-tobacco in policy year one)		$0.13 per $1,000 of total face amount

Net Policy Loan Charge (4)	annually
(accrued daily)
Maximum		1.00% of loan indebtedness per year(3)

Current		1.00% of loan indebtedness per year(3)

Periodic Charges Other Than Underlying Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Optional Insurance Benefits(5)

Accounting Benefit Rider	Monthly

Maximum		$0.0208 per thousand of total face amount(6)

Current		$0.0208 per thousand of total face amount(6)

Supplemental Benefit Rider	monthly
(Cost of Supplemental Insurance)(1)

Maximum		$83.33 per $1,000 of net amount at risk(2)

Minimum		$0.01 per $1,000 of net amount at risk(2)

Current Charge for Representative Insured
(The representative insured is a 45 year-old male with a risk classification of preferred non-tobacco for policy year one)		$0.01 per $1,000 of net amount at risk(2)

Waiver of Monthly Policy Charges Rider	monthly

Maximum		$0.51 per $1,000 of net amount at risk(2)

Minimum		$0.01 per $1,000 of net amount at risk(2)

Current Charge for Representative Insured
(The representative insured is a 45-year-old male with a risk classification of preferred non-tobacco for policy year one)		$0.02 per $1,000 of net amount at risk(2)

Waiver of Specified Premium Rider	monthly

Maximum		$0.94 per $100 of planned periodic premium

Minimum		$0.15 per $100 of planned periodic premium

Current Charge for Representative Insured
(The representative insured is a 45-year-old male with a risk classification of preferred non-tobacco for policy year one)		$0.40 per $100 of planned periodic premium

(1)	The cost of insurance rate at issue and for any underwritten total face amount increase is based on the gender, issue age and age at adjustment, duration since issue and since adjustment, tobacco status, and risk classification of the insured. The charge shown in the table may not be representative of the charge that a particular owner will pay. Typically, cost of insurance rates are lower for insureds who are non-tobacco; have a risk classification of preferred; are younger; and are fully underwritten. You may obtain more information about the particular cost of insurance charge that would apply to you from your registered representative or by phoning 1-800-247-9988.

(2)	See GLOSSARY for definition.

(3)	This charge decreases after policy year ten.

(4)	The difference between the interest charged on the loan indebtedness and the interest credited to the loan account.

(5)	For more information, see GENERAL DESCRIPTION OF THE POLICY – Optional Insurance Benefits.

(6)	This charge only applies in policy years one through five.
The following table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds that you may pay periodically during the time that you own the Policy. More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.

Annual Underlying Mutual Fund Operating Expenses
as of December 31, 2006(1)	Minimum	Maximum
Total annual underlying mutual fund operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.24%	1.72%

(1)	More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.

GLOSSARY
adjustment – change to the Policy resulting from an increase or decrease in total face amount or a change in: smoking status; death benefit option; rating or riders.
adjustment date – the monthly date on or next following the Company’s approval of a requested adjustment.
attained age – the insured’s issue age on the birthday nearest to the policy date, plus the number of full policy years since the policy date.
base policy face amount – the insurance benefit provided by the Policy without any riders.
business day – any date that the New York Stock Exchange (“NYSE”) is open for trading and trading is not restricted.
death benefit guarantee premium requirement – the amount of premium required to be paid in order to maintain the protections of the death benefit guarantee rider.
division – a part of the Separate Account which invests in shares of a corresponding underlying mutual fund. The value of an investment in a division is variable and is not guaranteed.
effective date – the date on which all requirements, including initial premium, for issuance of a policy have been satisfied.
fixed account – the portion of the policy value that is held in our general account.
general account – assets of the Company other than those allocated to any of our Separate Accounts.
initial total face amount – the original total face amount in effect on the policy date.
insured – the person named as the “insured” on the most recent application for the Policy. The insured may or may not be the owner.
loan account – that portion of the policy value held in our general account that reflects loan indebtedness.
loan indebtedness – the amount of any outstanding policy loan(s) and unpaid loan interest.
maturity date – the policy anniversary nearest the insured’s 121st birthday.
monthly date – the day of the month which is the same day as the policy date.

Example:	If the policy date is September 5, 2008, the first monthly date is October 5, 2008.
monthly policy charge – the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and the cost of additional benefits provided by any rider plus the monthly policy issue charge and asset based charge in effect on the monthly date.
net amount at risk – the amount upon which cost of insurance charges are based. It is the result of:
•	the death benefit (as described in the Policy) at the beginning of the policy month, divided by 1.0024663; minus
•	the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.
net policy value – the policy value minus any loan indebtedness.
net premium – the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions and/or the fixed account.
net surrender value – surrender value minus any loan indebtedness.
notice – any form of communication received in our home office which provides the information we need which may be in writing sent to us by mail or another manner we approve in advance.

owner – the party which owns all the rights and privileges of this Policy.
planned periodic premium – the premium in the amount and frequency you plan to pay.
policy date – the date from which monthly dates, policy years and policy anniversaries are determined; the policy date may not be in the future and will never be the 29th, 30th, or 31st of any month.
policy month – any one-month period beginning on the monthly date.

Example:	The monthly date is May 5, 2008; the first policy month ends on June 4, 2008.
policy value – the sum of the values in the divisions, the fixed account and the loan account.
policy year – the one-year period beginning on the policy date and ending one day before the policy anniversary and each subsequent one year period beginning on a policy anniversary.

Example:	If the policy date is September 5, 2008, the first policy year ends on September 4, 2009. The first policy anniversary falls on September 5, 2009.
premium expense charge – the charge deducted from premium payments to cover a sales charge and state, local and federal taxes.
prorated basis – in the proportion that the value of a particular division or the fixed account bears to the total value of all divisions and the fixed account.
separate account – the Principal Life Insurance Company Variable Life Separate Account, an account established by us which has divisions to which net premiums may be allocated under the Policy.
surrender value – policy value minus any surrender charge.
target premium – a premium amount which is used to determine the premium expense charge under a Policy. The target premium is not required to be paid and may be calculated using the rates provided in Appendix C.
total face amount – base policy face amount plus face amount of the supplemental benefit rider, if any.
underlying mutual fund – a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.
unit – the accounting measure used to calculate the value of each division.
valuation period – the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each business day, and ends at the close of normal trading of the NYSE on the next business day.
written request – actual delivery to the Company at our home office of a written notice or request, signed and dated, on a form we supply or approve.
Your notices may be mailed to us at:
Principal Life Insurance Company
P.O. Box 9296
Des Moines, Iowa 50306-9296
Phone: 1-800-247-9988
Fax:1-515-235-9720
we, us, our – Principal Life Insurance Company. We are also referred to throughout this prospectus as the Company.
you, your – the owner of the Policy.

CORPORATE ORGANIZATION AND OPERATION
The Company
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.
On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998. Effective October 26, 2001, Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.
Principal Life Insurance Company Variable Life Separate Account
The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.
The income, gains, and losses, whether or not realized, credited to or charged against the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of the Company’s other assets. Assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the policies funded by the Separate Account. The Company is obligated to pay all amounts promised to Policy owners under the Policy.
The Funds
The assets of each division of the Separate Account invest in a corresponding underlying mutual fund. The Company purchases and sells fund shares for the Separate Account at their net asset value. The assets of each division are separate from the others. A division’s performance has no effect on the investment performance of any other division.
The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available without charge from a sales representative or our home office (1-800-247-9988).
The funds are NOT available to the general public directly. The funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of any underlying mutual fund may differ substantially from the investment performance of a publicly traded mutual fund.
The TABLE OF SEPARATE ACCOUNT DIVISIONS later in this prospectus contains a brief summary of the investment objectives of, and sub-advisor(s) for, each division.
New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.
Deletion or Substitution of Divisions
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
•	transfer assets in any division to another division;
•	add, combine or eliminate divisions; or
•	substitute the shares of a division for shares in another division:

–	if shares of a division are no longer available for investment; or

–	if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.
If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).
Voting Rights
We vote shares of the underlying mutual funds owned by the Separate Account according to the instructions of Policy owners.
We will notify you of shareholder meetings of the mutual funds underlying the divisions in which you hold units. We will send you proxy materials and instructions for you to provide voting instructions to us. We will arrange for the handling and tallying of proxies received from you and other Policy owners. If you give no voting instructions, we will vote those shares in the same proportion as shares for which we received instructions.
We determine the number of fund shares that you may instruct us to vote by allocating one vote for each $100 of policy value in the division. Fractional votes are allocated for amounts less than $100. We determine the number of underlying fund shares you may instruct us to vote as of the record date established by the mutual fund for its shareholder meeting. In the event that applicable law changes or we are required by regulators to disregard voting instructions, we may decide to vote the shares of the underlying mutual funds in our own right.

NOTE:	Because there is no required minimum number of votes a small number of votes can have a disproportionate effect.
The Fixed Account
The fixed account is a part of our general account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the fixed account, and any interest in it, is not subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. However, disclosures relating to it are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the fixed account from our home office or from a sales representative.
Our obligations with respect to the fixed account are supported by our general account. Subject to applicable law, we have sole discretion over the investment of assets in the general account.
We guarantee that the fixed account value accrues interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.
We may defer payments of proceeds payable out of the fixed account for a period of up to six months.
Our underwriting guidelines prohibit fixed account values in related policies* to exceed $20 million without our prior approval. In addition, without our prior approval, in each calendar year no more than $5 million of net premium payment allocations and/or transfers to the fixed accounts may be made by related policies. In the absence of your instructions, we will refund the premium payment to the owner and/or reject the transfer instructions which would otherwise cause these limits to be exceeded.
*	Related policies are those owned and/or sponsored by a single entity (for example, the employer of the insureds). We determine what policies are related.
We reserve the right to limit premium payments and/or transfers allocated to the fixed accounts.
CHARGES AND DEDUCTIONS
We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated. These charges are intended to cover distribution expenses (commissions paid to registered representatives, advertising, and printing of prospectuses), administrative expenses (processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes; reporting and overhead), mortality expenses and profit.
Premium Expense Charge (Sales Charge and Taxes)
When we receive your premium payment, we deduct a premium expense charge. The sales charge is intended to pay us for distribution expenses, including commissions paid to sales representatives, advertising, and printing of prospectuses and sales literature.
Deductions from premiums equal:
•	In policy years one through five, a sales charge of 6.70% of premiums paid up to target premium and 5.20% of premiums paid in excess of target premium*. In policy years six and beyond, a sales charge of 6.70% of premiums paid.
*	The target premium is based on the gender, if applicable, age and risk classification of the insured (see APPENDIX C – TARGET PREMIUM RATES). The target premium is a calculated premium amount used to determine the sales charge. The target premium is not required to be paid.
•	plus 1.25% of premiums paid for federal taxes.
•	plus 2.00% of premiums paid for state and local taxes**.
**	The actual taxes we pay vary from state to state. The expense charge is based upon the average tax rate we expect to pay nationwide, the premiums we receive from all states and other expense assumptions. The rate for a particular Policy does not necessarily reflect the actual tax costs applicable to that Policy.
Surrender Charge
A surrender charge is imposed upon full surrender of the Policy within ten years of the policy date or of a base policy face amount increase. In addition, if you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge compensates us for expenses related to the sale of the Policy.
Surrender charges vary based on gender, age at issue or adjustment, state of issue and number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a base policy face amount increase. A base policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the Policy is the sum of the surrender charges for the base policy face amount at issue and each base policy face amount increase. The surrender charge is not affected by any decrease in base policy face amount or any change in base policy face amount resulting from a change of death benefit options.
The surrender charge is (a) multiplied by (b) multiplied by (c) where:
(a) is the applicable rate from Appendix A;
(b) is the policy face amount divided by 1,000; and
(c) is the applicable percentage from Appendix B.
The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.
Transaction Fee for Unscheduled Partial Surrender
A transaction fee of the lesser of $25 or 2% of the amount surrendered is charged on each unscheduled partial surrender after the second unscheduled partial surrender in a policy year.
Transfer Fee
We reserve the right to impose a transfer fee of up to $25 on each unscheduled division transfer after the first unscheduled division transfer in a policy month.
Monthly Policy Charge
The monthly policy charge is made up of:
•	a charge for the cost of insurance;
•	an asset based charge;
•	a monthly policy issue charge; and
•	any charge for an optional insurance benefit added by rider(s).

On the policy date and each monthly date thereafter, we deduct the monthly policy charge from your policy value in the divisions and/or fixed account (but not your loan account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
•	the same as allocation percentages for premium payments;
•	determined on a prorated basis; or
•	determined by any other allocation method upon which we agree
If you do not designate monthly policy charge allocation percentages, the allocation percentages will be the same as the allocation percentages for premium payments. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective once approved by us, as of the next monthly date. If we cannot follow your instructions because of insufficient value in any division and/or the fixed account, the monthly policy charge is deducted on a prorated basis.
Cost of Insurance Charge
This charge compensates us for providing insurance protection under the Policy.
The monthly cost of insurance charge is (a) multiplied by (b) where:
(a) is the cost of insurance rate (described below) divided by 1,000; and
(b) is the net amount at risk.
Different cost of insurance rates may apply to total face amount increases. The cost of insurance for the increase is based on the insured’s gender*, issue age, duration since issue, tobacco status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured’s gender*, attained age, and risk classification at the time of the increase.
*	The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.
Entities and other persons buying Policies under a sponsored arrangement may apply for special underwriting. If special underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Special underwriting programs currently available include: batch underwriting, simplified issue underwriting, and guaranteed issue underwriting. The cost of insurance rates for healthy individuals may be greater under special underwriting programs than for Policies subjected to full underwriting. Healthy individuals in a group will likely pay higher cost of insurance charges because they bear a portion of the cost of insuring the less healthy individuals in the group.
The net amount at risk is the difference between the death benefit and the policy value (see GLOSSARY for formula). The lower the policy value, the higher the net amount at risk thus higher cost of insurance charges. The net amount at risk is affected by investment performance, policy loans, payment of premiums and charges under the Policy, death benefit option chosen, partial surrenders and adjustments to the total face amount.
Asset Based Charge
The asset based charge compensates us for distribution and administrative expenses.
During the first ten policy years, we deduct an asset based charge of 0.0581% of the net policy value each month (equivalent to 0.70% annually). After the tenth policy year, we deduct an asset based charge of 0.025% of the net policy value each month (equivalent to 0.30% annually)
Monthly Policy Issue Charge
This charge reimburses us for the expenses associated with issue and underwriting. The monthly policy issue charge applies per $1,000 of total face amount and varies by gender (if applicable), age, tobacco status and risk classification. Currently, this charge is applied for ten years from policy issue or total face amount increase; however, we reserve the right to apply this charge in all years. Any total face amount increase will have its own monthly policy issue charge.
Optional Insurance Benefits
For detail see GENERAL DESCRIPTION OF THE POLICY – Optional Insurance Benefits.
Net Policy Loan Charge
See LOANS for more detail.

Underlying Mutual Fund Charges
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for a mutual fund are shown in the prospectus for the underlying mutual fund.
GENERAL DESCRIPTION OF THE POLICY
The Contract
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.
The Policy is an individual flexible premium variable universal life insurance policy. This prospectus describes the Policy. Your Policy’s provisions may differ from the description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. Any significant variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy, or in riders or endorsements attached to your Policy. You should refer to your Policy for these state specific features.
Rights under the Policy
Ownership
Unless changed, the owner is as named in the application. The owner may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).
All rights and privileges of ownership of a Policy end if:
•	the death proceeds are paid;
•	the maturity proceeds are paid;
•	the Policy is surrendered; or
•	the grace period ends without our receiving the payment required to keep the Policy in force.
If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person’s ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy’s ownership interest passes to the insured. If the owner is not a natural person and is no longer in existence, the insured becomes the owner unless otherwise required by law. With our consent, you may specify a different arrangement for contingent ownership.
You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.
Beneficiary
If the insured dies before the maturity date, we pay death proceeds to your named beneficiary(ies). You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.
If no beneficiary(ies) survives the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.
Assignment
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.
Policy Limitations
Division Transfers
After the initial allocation of premiums, you may transfer amounts between the divisions and/or to the fixed account. You must specify the dollar amount or percentage to transfer from each division. The transfer is made, and the values determined, as of the end of the valuation period in which we receive your request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.
You may request an unscheduled transfer or set up scheduled transfers by:
•	sending a written request to us;
•	calling us at 1-800-247-9988 (if telephone privileges apply);
•	faxing us at1-515-235-9720; or
•	visiting www.principal.com (if internet privileges apply).
Unscheduled Transfers. You may make unscheduled transfers from a division to another division and/or the fixed account. We reserve the right to impose a transfer fee of $25 on each unscheduled transfer after the first unscheduled transfer in a policy month.
Scheduled Transfers. You may elect to have automatic transfers made out of one division into one or more of the other divisions. You may not make automatic transfers from the divisions to the fixed account. You choose the investment options, the dollar amount and timing of the transfers. There is no transfer fee on scheduled transfers. There is no charge for participation in the scheduled transfer program.
Automatic transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.
     Example:

Month	Amount Invested	Share Price	Shares Purchased
January	$100	$25.00	4
February	$100	$20.00	5
March	$100	$20.00	5
April	$100	$10.00	10
May	$100	$15.00	6
June	$100	$20.00	5

Total	$600	$110.00	35
In the example above, the average share price is $18.33 (total of share prices ($110.00) divided by number of purchases (6)) and the average share cost is $17.14 (amount invested ($600.00) divided by number of shares purchased (35)).
Automatic transfers are made on a periodic basis.
•	The amount of the transfer is:
-	the dollar amount you select; or

-	a percentage of the division value as of the date specified (other than the 29th, 30th or 31st).
•	You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly). If the selected date is not a business day, the transfer is completed on the next business day.
•	Transfers continue until your interest in the division has a zero balance or we receive notice to stop them.
•	We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.
•	Automatic transfers are not available from the divisions to the fixed account.
Fixed Account Transfers
Transfers from the fixed account to your division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled fixed account transfer. You may not make both a scheduled and an unscheduled transfer from the fixed account in the same calendar year. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.
Unscheduled Transfers. You may make one unscheduled transfer from the fixed account to division(s) during the first 30-day period of each calendar quarter.
•	In each calendar year, the transfers may not exceed:
-	your fixed account value as of December 31 of the prior year (if $5,000 or less);

-	$5,000 (if your fixed account value as of December 31 of the prior year is greater than $5,000 but less than $20,000); or

-	25% of your fixed account value as of December 31 of the prior year (if the fixed account value is greater than $20,000).
•	We must receive your notice during the 30-day period.
•	You must specify the dollar amount or percentage to be transferred.
Scheduled Transfer Program. You may elect scheduled transfers from the fixed account to your division(s) without an additional charge as follows:
•	The value of your fixed account must be $20,000 or more when your scheduled transfers begin.
•	You must elect participation in the program by furnishing us with notice. The election may be made at any time following the end of the examination offer period. Once made, this election is irrevocable.
•	Transfers to the divisions will be made in the proportions used for allocation of premium payments.
•	If your premium payments included an allocation to the fixed account, your notice must include new premium payment allocations to the division(s) only.
•	During the transfer period, you may not:
-	make unscheduled transfers out of the fixed account; or

-	make transfers and premium payments to the fixed account.
Your election will be effective as of the valuation period during which we receive your notice and transfers will be made according to the following schedule:
•	The first transfer will be 25% of the fixed account value;
•	12 months from the first transfer (or next business day if the transfer day is not a business day), 33% of the fixed account value;
•	24 months from the first transfer (or next business day if the transfer day is not a business day), 50% of the fixed account value; and
•	36 months from the first transfer (or next business day if the transfer day is not a business day), the balance of the fixed account value.
If on any transfer date, the fixed account value prior to the transfer is $5,000 or less, the entire fixed account value will be transferred.

Example:	The example does not reflect payment of interest on the value in the fixed account. It also assumes that monthly policy charges are not taken from the fixed account and that you make no partial surrenders or policy loans from the fixed account.

The policy is dated July 1, 2008. On February 7, 2009, the balance in the fixed account is $100,000 and scheduled transfers are elected. The transfers will occur as follows:

		Percent to be	Amount to be
Date	Balance	Transferred	Transferred
February 7, 2009	$100,000	25%	$25,000
February 7, 2010	$75,000	33%	$24,750
February 7, 2011	$50 250	50%	$25,125
February 7, 2012	$25,125	100%	$25,125

The first day that you may make transfers or premium payments to the fixed account is February 8, 2012. After January 1, 2013, you may make an unscheduled transfer from the fixed account as set forth above.
Automatic Portfolio Rebalancing (APR)
APR allows you to maintain a specific percentage of your net policy value in the divisions over time.

Example:	You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.
You may elect APR at the time of application or after the Policy has been issued. There is no charge for participation in the APR program. The APR transfers:
•	do not begin until the expiration of the examination offer period;
•	are done without charge;
•	may be done on the specified frequency (monthly, quarterly, semiannual or annual) on a policy year or calendar year basis;
•	may be done by:
-	calling us at 1-800-247-9988 (if telephone privileges apply);

-	mailing your written request to us;

-	faxing us at 1-515-235-9720; or

-	visiting www.principal.com (if internet privileges apply).
•	are made at the end of the next valuation period after we receive your instruction;
•	are not available if you have scheduled transfers from the same divisions; and
•	are not available for any values in the fixed account.
Automatic portfolio rebalancing is also the term used in connection with certain non-qualified deferred compensation plans. In these instances, the plan has a service agreement directing the service provider to give effect to the plan’s allocation instructions.
Optional Insurance Benefits
Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. Not all optional insurance benefits are available in all states. Some provisions may vary from state to state. The cost, if any, of an optional insurance benefit is deducted from your policy value. See SUMMARY: FEE TABLES for maximum rider charges.
Accounting Benefit Rider
This rider is available on business owned Policies only and provides if the Policy is surrendered, any surrender charge which would otherwise apply, will be waived. This waiver of surrender charge does not apply to a Policy which is surrendered for the purpose of replacing it with a policy from another company, including Internal Revenue Code Section 1035 exchanges. This rider may be elected at any time prior to issue, subject to our approval under our then current underwriting guidelines. There is a charge for this rider.
Change of Insured Rider
This rider is available on business owned Policies only and allows the business to change the insured when an employee leaves employment or ownership of the business changes. This rider may be added at any time prior to the proposed insured’s attained age 69. Until the effective date of the change of insured, coverage remains in effect on the life of the prior insured. We must receive satisfactory evidence of insurability (according to our underwriting guidelines then in effect) for the newly named insured. Future cost of insurance rates are based on the gender, issue age, tobacco status and risk classification of the newly named insured. The death proceeds are paid when the newly named insured dies. There is no charge for this rider.
Cost of Living Increase Rider
This rider provides increases in the face amount every three years, to the insured’s age 55, without requiring evidence of insurability. This rider is only available in New York and added automatically to all personally-owned Policies with a risk classification of standard or better and where the insured’s issue age is 52 or younger. There is no charge for adding this rider; however, when there is a cost of living increase, the monthly policy charge and surrender charge will be higher.
Death Benefit Guarantee Rider
This rider guarantees the Policy will not lapse before the insured’s attained age 85 if premiums paid equal or exceed the death benefit guarantee premium requirement. An illustration (available at no charge from your sales representative or our home office) will provide the death benefit guarantee premium requirement applicable to your

Policy. The death benefit guarantee premium requirement is described in PREMIUMS – Premiums Affecting Guarantee Provisions.
If on any monthly date, the death benefit guarantee premium requirement is not met, the Death Benefit Guarantee Rider does not terminate; however, the protections of the rider will not apply. The protections of the rider will resume on the first monthly date following our receipt of the premium required to meet the death benefit guarantee premium requirement.
This rider is automatically made a part of the Policy at issue unless you elect the Supplemental Benefit Rider. There is no charge for this rider; however, sufficient premiums are required in order for the rider provisions to apply.
Extended Coverage Rider
This rider extends the Policy beyond the maturity date as long as the Policy is still in-force and the insured is living on the maturity date. The Policy will then terminate upon the insured’s death. No monthly policy charges are deducted after the maturity date. No additional premium payments are allowed, adjustment options are not available and the death benefit option is changed to Death Benefit Option 1. All investment account values will be transferred to the Money Market division and no further transfers are allowed. This rider is added automatically to all Policies when issued. You may choose not to extend the maturity date by requesting the rider not be attached to your Policy. There is no charge for this rider.
Life Paid-Up Rider (Overloan Protection)
Under certain circumstances, this rider can guarantee the Policy will not lapse when there is large loan indebtedness by converting the Policy to paid-up life insurance. In order for the rider benefit to begin, the following conditions must be satisfied:
•	the loan indebtedness must be at least 96% of the surrender value;

•	the insured’s attained age must be 75 years or older;

•	the Policy must have been inforce for at least 15 policy years; and

•	premiums paid have been surrendered.
We reserve the right to begin the rider benefit when the loan indebtedness is at least 86% of the surrender value and all other conditions are satisfied.
Once the rider benefit begins, no further monthly policy charges are deducted for the remaining paid-up death benefit and no adjustments, partial surrenders or loans to the Policy are allowed. Loan payments can be submitted. There is a one-time charge taken from the policy value on the date the rider benefit begins. This rider may be elected at anytime prior to the maturity date.
The Internal Revenue Service has not taken a position on the Life Paid-Up rider. You should consult your tax advisor regarding this rider.
Supplemental Benefit Rider
This rider provides additional insurance (total face amount) at a reduced cost. Cost of insurance rates are based on the insured’s gender, issue age, duration since issue, tobacco status, and risk classification. This rider may be added to your Policy subject to our approval under our then current underwriting guidelines. There is a charge for this rider.
If you elect the Supplemental Benefit Rider, the Death Benefit Guarantee Rider is not available.
Waiver of Monthly Policy Charges Rider
This rider pays the monthly policy charges of the Policy if the insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. This rider is only available in New York and may be added at anytime that the insured’s attained age is not greater than 59, subject to our approval under our then current underwriting guidelines. There is a charge for this rider.
Waiver of Specified Premium Rider
This rider pays the planned periodic premium on the Policy if the insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. This rider is only available in New York and may be added at anytime that the insured’s attained age is not greater than 59, subject to our approval under our then current underwriting guidelines. There is a charge for this rider.

Reservation of Rights
We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes. However, we cannot make any guarantee regarding the future tax treatment of any Policy.
We reserve the right to modify or endorse the Policy in order to maintain compliance with applicable laws and regulations.
We also reserve the right to amend or terminate the special plans described in this prospectus, for example preauthorized premium payments. You would be notified of any such action to the extent required by law.
Right to Exchange
During the first 24 months after the effective date (except during a grace period), you have the right to make an irrevocable, one-time election to transfer all of your division values to the fixed account. No charge is imposed on this transfer. The policy value immediately after the transfer will be the same as immediately before the transfer. From the exchange date forward, the policy value will no longer be affected by the investment performance of the divisions.
Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request
Suicide
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of total face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any loan indebtedness and partial surrenders. In the event of suicide within two years of a total face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).
Delay of Payments or Transfers
Payment due to exercise of your rights under the examination offer provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.
The right to sell shares may be suspended during any period when:
•	trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or
•	an emergency exists, as determined by the SEC, as a result of which:
-	disposal by a fund of securities owned by it is not reasonably practicable;

-	it is not reasonably practicable for a fund to fairly determine the value of its net assets; or

-	the SEC permits suspension for the protection of security holders.
If a payment or transfer is delayed and you do not cancel your instructions in writing, the transaction will occur on the first business day following the expiration of the permitted delay. The transaction is made within five days thereafter.
In addition, we reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 business days) to allow the check to clear the banking system.
We may defer payment from the fixed account for a period of up to six months.
PREMIUMS
Payment of Premiums
The amount and frequency of your premium payments affects the policy value, the net policy value and how long the Policy remains in force. You must pay premiums to us at our home office, Principal Life Insurance Company, P.O. Box 9296, Des Moines, Iowa 50306-9296.

You may make unscheduled premium payments and/or planned periodic premiums. Planned periodic premiums are premiums in the amount and on the frequency you plan to pay. We will send premium reminder notices if you establish an annual, semiannual, or quarterly planned payment schedule. You may set up monthly preauthorized withdrawals to allow us to automatically deduct premium payments from your checking or other financial institution account.
Premium Payment Wiring Instructions
All wire transfers to Principal Financial Group for the Policy should be directed as follows:

Direct to: Wire Routing Transit Number 121000248
Bank name: Wells Fargo Bank, N.A.
City, State: San Francisco, CA
Beneficiary Account Number (BNF): 8785453690
Beneficiary Account Name: Principal Life Insurance Company Individual BMA EFT
OBI Information: (instructions - see below)

OBI Information is extremely important in identifying how to apply these funds. Please include the following:

• As much description as possible in the 68 characters allowed.
• Contract number(s), business group or Insured’s name, special instructions - such as “init prem”, “loan repay”, etc.
• Direct it to: ATTN: Individual Billing and Collection
Premiums Affecting Guarantee Provisions
If the Death Benefit Guarantee rider is made a part of your Policy and you pay at least the death benefit guarantee premium requirement, the rider guarantees the Policy will not lapse before the insured’s attained age 85.
The death benefit guarantee monthly premium is ((a) times (b)) divided by (c) where:
(a)	is the total face amount divided by 1,000;

(b)	is the death benefit guarantee premium rate; and

(c)	is 12.
The death benefit guarantee premium requirement is met if [(a) minus (b)] is greater than or equal to (c) where:
(a)	is the sum of premiums paid;

(b)	is the sum of all loan indebtedness and partial surrenders; and

(c)	is the sum of the death benefit guarantee monthly premiums since the policy date to the most recent monthly date.
If on any monthly date, the death benefit guarantee premium requirement is not met, the Death Benefit Guarantee Rider does not terminate; however, the protections of the rider will not apply. The protections of the rider will resume on the first monthly date following our receipt of the premium required to meet the death benefit guarantee premium requirement.
The death benefit guarantee premium rates are per $1,000 of face amount and may vary by issue age, risk classification, gender* and tobacco status. The death benefit guarantee premium is shown on your Policy.
*	For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans, the premiums are not based on the gender of the insured
Premium Limitations
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the maximum premium payments allowed for life insurance under the Internal Revenue Code. If you make a premium payment that would result in total premiums exceeding the maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Unless otherwise directed, any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.
The minimum initial premium required is an amount needed to cover the first monthly policy charge. The amount is based on the initial total face amount of the Policy, the death benefit option and the charges and expenses of the Policy. There is no minimum amount requirement for subsequent premiums; however, insufficient premium payments may cause the policy to lapse (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination (Lapse))

Allocation of Premiums
We allocate your initial net premiums on the later of the policy date or the effective date. Except as described below, allocations of net premiums are made to the divisions according to your instructions. The total of all allocation percentages must equal 100. Net premiums are allocated as of the valuation period in which they are received.
The percentage allocation for future premium payments may be changed, without charge, at any time by:
•	sending a written request to us;
•	calling us at 1-800-247-9988 (if telephone privileges apply);
•	faxing us at 1-515-235-9720; or
•	visiting www.principal.com (if internet privileges apply).
The allocation changes are effective at the end of the valuation period in which the new instructions are received.
Premium Refund States
During the examination offer period, if the Policy is issued in a state requiring a full refund of premium, the initial net premium, including any premium received during the examination period, is allocated to the Money Market division on the later of the policy date or the effective date. After the examination offer period, the premium held in the Money Market division will be reallocated to the divisions according to your instructions. If the day following the end of the examination offer period is not a business day, the transfer will occur on the next business day. See SURRENDERS AND PARTIAL SURRENDERS – Right to Examine Policy (“Free Look” Provision”) for more information about the examination offer period.

Example:	If the examination offer period is 10 days, you sign a policy delivery receipt and the later of the policy date or the effective date is February 1st, your examination offer period would end on February 11th. The premiums held in the Money Market divisions are reallocated at the end of the next business day.
If the purchase of this policy falls within the definition of a replacement under state law, we reserve the right to retain the initial net premiums in the Money Market division to correspond to the examination offer period of a particular state’s replacement requirements.
Market Value States
During the examination offer period, if the policy is issued in a state allowing refund of net policy value, the initial net premium is allocated to the divisions according to your instructions on the later of the policy date or the effective date. In these states, we will refund the net policy value, which may be more or less than your premium, if the policy is returned during the examination offer period. See SURRENDERS AND PARTIAL SURRENDERS – Right to Examine Policy (“Free Look” Provision”) for more information about the examination offer period.

Example:	If the later of the policy date or the effective date is February 2nd, the premiums are allocated to the divisions that you selected on February 2nd.
Division Valuation
There is no guaranteed minimum division value. Its value reflects the investment experience of the division. It is possible that the investment performance could cause a loss of the entire amount allocated to the division. Without additional premium payments or a Death Benefit Guarantee rider, it is possible that no death benefit would be paid upon the insured’s death.
At the end of any valuation period, your value in a division is:
•	the number of units you have in the division
•	multiplied by the value of a unit in the division.
The number of units is the total of units purchased by allocations to the division from:
•	your initial premium payment (less premium expense charges);
•	plus subsequent premium payments (less premium expense charges);
•	plus transfers from another division or the fixed account
minus units sold:
•	for partial surrenders from the division;
•	as part of a transfer to another division, the fixed account or the loan account; and
•	to pay monthly policy charges and any transaction fees.

We calculate unit values on days that the NYSE is open for trading and trading is not restricted. We do not calculate unit values on these recognized holidays: New Year’s Day; Labor Day; Martin Luther King, Jr. Day; Thanksgiving; President’s Day; Christmas; Good Friday; Memorial Day and Independence Day. In addition, we do not calculate unit values if an emergency exists making disposal or valuation of securities held in the underlying mutual funds impracticable or if the SEC, by order, permits a suspension or postponement for the protection of security holders. To calculate the unit value of a division, the unit value from the previous business day is multiplied by the division’s net investment factor for the current valuation period. The number of units does not change due to a change in unit value.
The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:
[{the share price (net asset value) of the underlying mutual fund at the end of the valuation period before that day’s transactions
plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
divided by
the share price of the underlying mutual fund at the end of the previous valuation period after that day’s transactions].
When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.
Fixed Account Valuation
The value of your fixed account on any business day is:
•	net premiums allocated to the fixed account
•	plus transfers from the division(s) and the loan account (as a result of a loan repayment)
•	plus interest credited to the fixed account
•	minus surrenders, transaction fees and monthly policy charges
•	minus transfers to the loan account
•	minus transfers to the division(s)
DEATH BENEFITS AND POLICY VALUES
Death Proceeds
If coverage is in effect and the insured dies before the maturity date, we pay death proceeds upon our receipt of:
•	proof of the death of the insured (typically, a death certificate);
•	Beneficiary’s Statement (Claim Form)*; and
-	If the beneficiary is a trust, the Claim Form must be signed by the trustee(s) and we must also receive a copy of the trust agreement and/or our Trustee Certification Form.

-	If the beneficiary is a corporation or other entity, the Claim Form must be signed by a corporate officer and we must receive proof of that person’s signing authority (e.g., submitted with a copy of the Articles of Incorporation or By-Laws indicating the authority of the office and a current Board resolution providing the name of the officer(s) authorized to sign on behalf of the entity) and a Certificate of Good Standing or Certificate of Existence provided by the state of where the entity was incorporated or otherwise created.
We pay death proceeds first to the assignee, if any, in a lump sum. We pay the remainder to your named beneficiary(ies) under your designated benefit payment option (see GENERAL DESCRIPTION OF THE POLICY — Rights Under the Policy). If no beneficiary(ies) survives the insured, we will pay the death proceeds to the owner or the owner’s estate unless you have given us written notice otherwise.
We will pay death proceeds to your named beneficiary(ies) in a lump sum or according to the benefit payment option (shown below) that you have chosen. If you do not select a benefit payment option, your named beneficiary(ies) may each choose to receive payment in a lump sum or according to a benefit payment option. If your beneficiary(ies) does not choose a benefit payment option, we will pay the death proceeds in a lump sum..
Death proceeds are calculated as of the date of the insured’s death and include:
•	the death benefit described below in DEATH BENEFITS AND POLICY VALUES — Death Benefit Options;

•	minus loan indebtedness;
•	minus any overdue monthly policy charges if the insured died during a grace period;
•	plus interest on the death proceeds as required by state law.
Benefit Instructions
While the insured is alive, you may give us instructions for payment of death proceeds under one of the fixed benefit payment options shown below. If we have not received written benefit payment instructions from you prior to the insured’s death, each of your beneficiaries may select either a lump sum distribution or one of the benefit payment options shown below. You may change your benefit payment instructions by sending us written notice. If you change your beneficiary(ies) designation, your prior benefit payment instructions are automatically revoked.
Benefit Payment Options
The benefit payment options include:
•	Custom Benefit Arrangement – We will make benefit payments based on arrangements you have requested and we have agreed to in writing (e.g., equal payments made over a specified period of time; joint and survivor life income with a reduced survivor benefit, etc.).
•	Life Income – We will make benefit payments for a person’s lifetime; payments stop after the death of that person. It is possible that we would make no payments if the person were to die before the first payment was due.
•	Life Income with Period Certain – We will make benefit payments for the longer of a person’s lifetime or a guaranteed period that you specify (must be between 5 to 30 years). If the person dies before all of the guaranteed payments have been made, we will continue to make the guaranteed payments to the person(s) you or your beneficiary designate until the end of the guaranteed period.
•	Joint and Survivor Life Income – We will make benefit payments for the longer of the lifetimes of two named people. Payments stop upon the death of the survivor of the two persons. It is possible that we would make no payments if both persons were to die before the first payment was due.
•	Joint and Survivor Life Income with Period Certain – We will make benefit payments for the longer of the lifetimes of two named people or a guaranteed payment period that you specify (must be between 5 to 30 years). If both people die before all of the guaranteed payments have been made, we will continue to make the guaranteed payments to the person(s) you or your beneficiary designates until the end of the guaranteed period.
These benefit payment options are also available if the Policy matures or is surrendered.
Death Benefit Options
The death benefit option is selected at the time of application. If a death benefit option is not chosen, the Policy will be issued with Death Benefit Option 1.
The three death benefit options available are:
•	Death Benefit Option 1 — the death benefit equals the greater of:
-	the total face amount; or

-	the amount found by multiplying the policy value by the applicable percentage*.
•	Death Benefit Option 2 — the death benefit equals the greater of:
-	the total face amount plus the policy value; or

-	the amount found by multiplying the policy value by the applicable percentage*.
•	Death Benefit Option 3 — the death benefit equals the greater of:
-	the total face amount plus the greater of a) premiums paid less partial surrenders or b) zero; or

-	the amount found by multiplying the policy value by the applicable percentage*.
*	The applicable percentage tables are in Appendix E and are based on our interpretation of Section 7702 of the Internal Revenue Code as set forth below. The table which applies to your Policy is determined by your choice of either the guideline premium/cash value corridor test or the cash value accumulation test.

Example:	The following assumptions are made to demonstrate the use of the tables found in Appendix E.
Death Benefit Option: 1
Total Face Amount: $1,000,000
Policy Value: $900,000
Definition of Life Insurance Test: Guideline Premium/Cash Value
Corridor Test
Attained Age: 45

Risk Class: Preferred Non-Tobacco
Applicable Percentage: 215%
Death Benefit: $900,000 x 215% = $1,935,000

If the Definition of Life Insurance Test was the Cash Value Accumulation Test, the applicable percentage would be 336.69% (assuming the insured is a male) and the death benefit would be $3,030,210.
Change in Death Benefit Option
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with, or next follows, our approval. If the death benefit option change involves a face decrease, you may elect to keep the current total face amount, subject to underwriting review and approval.
The option may not be changed from Death Benefit Option 1 to Death Benefit Option 3 or from Death Benefit Option 2 to Death Benefit Option 3. We will increase or decrease the total face amount so that the death benefit immediately after the change equals the death benefit before the change.
Changing From Death Benefit Option 1 to Death Benefit Option 2
We will decrease the total face amount. The amount of the decrease is equal to the policy value on the effective date of the change. If there have been previous increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis. Because the death benefit can continue to increase under Death Benefit Option 2, thereby increasing the Company’s risk, we may require proof of insurability. In addition, cost of insurance charges will likely increase. This example assumes that the base policy face amount equals the total face amount.

Total Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,000,000	$50,000

after the change	after the change	after the change
$950,000	$1,000,000	$50,000
($1,000,000 - $50,000)	($950,000 + $50,000)
Changing From Death Benefit Option 2 to Death Benefit Option 1
We will increase the total face amount. The amount of the increase is equal to the policy value on the effective date of the change. The total face amount increase will be in the same proportion as the base policy face amount to the total face amount. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes that the policy face amount equals the total face amount.

Total Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,050,000 ($1,000,000 + $50,000)	$50,000

after the change	after the change	after the change
$1,050,000	$1,050,000	$50,000
($1,000,000 + $50,000)
Changing From Death Benefit Option 3 to Death Benefit Option 1
We will increase the total face amount if the total premiums paid are greater than total partial surrenders (including any transaction fees) as of the effective date of the change. The increase will be in the same proportion as the base policy face amount is to the total face amount. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. In addition, cost of insurance charges will likely decrease. This example assumes total premiums paid are $30,000, total partial surrenders are $10,000 and the base policy face amount equals the total face amount.

Total Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,020,000 ($1,000,000 + ($30,000 - $10,000))	$50,000

after the change	after the change	after the change
$1,020,000	$1,020,000	$50,000
($1,000,000 + ($30,000 - $10,000))
Changing From Death Benefit Option 3 to Death Benefit Option 2
We will either increase or decrease the total face amount by subtracting the policy value from the greater of a) premiums paid less partial surrenders and b) zero. Because the death benefit can continue to increase under Death Benefit Option 2, therefore increasing the Company’s risk, we may require proof of insurability. In addition, cost of insurance charges will likely increase. This example assumes that total premiums paid are $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.

Total Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,020,000 ($1,000,000 + ($30,000 - $10,000))	$50,000

after the change	after the change	after the change
$1,020,000	$1,020,000	$50,000
($1,000,000 + ($30,000 - $10,000))

IRS Definition of Life Insurance
The Policy should qualify as a life insurance contract as long as it satisfies either the guideline premium/cash value corridor test or the cash value accumulation test as defined under Section 7702 of the Internal Revenue Code. One of these tests is chosen on the application. If a test is not chosen, the Policy will comply with the guideline premium/cash value corridor test. Once a test is chosen, it cannot be changed on the Policy.
The guideline premium/cash value corridor test places limitations on the amount of premium payments that may be made and on policy values that can accumulate relative to the death benefit. Guideline premium limits are determined when the Policy is issued and can vary by the death benefit option chosen. Guideline premium limits will likely change due to any adjustment to the Policy.
If at any time a premium is paid which would result in total premiums exceeding the current guideline premium limits, we accept only that portion of the premium which would make the total premiums equal the guideline premium limits.
The cash value accumulation test does not place limitations on the amount of premium payments but limits the amount of policy values that can accumulate relative to the death benefit.
To satisfy either test, the ratio of the death benefit to the policy value must be at least as great as the applicable percentage shown in Appendix E. As the policy value increases, the minimum death benefit may be required to increase. Because the cost of insurance you pay is based in part on the amount of the death benefit, an increase in the death benefit increases the cost of insurance.
As compared to the cash value accumulation test, the guideline premium/cash value corridor test generally has:
•	smaller applicable percentages

•	lower minimum death benefit

•	lower cost of insurance charges

•	better policy value growth.
The smaller applicable percentages lead to a lower minimum death benefit and thus lower cost of insurance charges. Lower charges result in better policy value growth.
This may not be the result in all cases. The specifics of each Policy determine which test is more suitable. Illustrations using each of the tests will help you determine which test meets your objectives. An illustration may be obtained from your registered representative or by calling 1-800- 247-9988.
The table below demonstrates the minimum death benefit based on the test chosen.
The example below is based on the following:
•	The insured is a male with an attained age of 45 at the time the Policy was issued. He dies at the beginning of the sixth policy year (attained age 50)

•	Total Face amount is $100,000

•	Death Benefit Option 1

•	Policy value at the date of death is $25,000

•	The minimum death benefit under the guideline premium/cash value corridor test is $46,250 (assuming an applicable percentage of 185% x policy value)

•	The minimum death benefit under the cash value accumulation test is $71,477 (assuming an applicable percentage of 285.909%)

	The death benefit payable is the
	larger of these two amounts		Net amount at risk
		Minimum	used in calculating
		death	the cost of
	Face Amount	benefit	insurance charge
Guideline Premium/Cash Value Corridor Test	$100,000	$46,250	$74,753.98
Cash Value Accumulation Test	$100,000	$71,477	$74,753.98
Here’s the same example, but with a policy value of $75,000. Because the policy value has increased, the minimum death benefit is now:
•	$138,750 for the guideline premium/cash value corridor test

•	$214,432 for the cash value accumulation test.

	The death benefit payable is the
	larger of these two amounts		Net amount at risk
		Minimum	used in calculating
		death	the cost of
	Face Amount	benefit	insurance charge
Guideline Premium/Cash Value Corridor Test	$100,000	$138,750	$63,408.65
Cash Value Accumulation Test	$100,000	$214,432	$138,904.20
Keep in mind that cost of insurance charges, which affect your Policy’s value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of net amount at risk. As the net amount at risk increases, the cost of insurance increases. Policy value also varies depending on the performance of the investment options in your Policy.
All transactions will be subject to the limits as defined under Section 7702 of the Internal Revenue Code. A transaction may not be allowed, or an increase in total face amount may be required, if the transaction would cause a refund of premium and/or distribution of the policy value in order to maintain compliance with the Section 7702 limits.
Maturity Proceeds
The maturity date is the policy anniversary where the insured’s attained age is 121 and is shown on your current data pages. If the insured is living on the maturity date, the Policy is in force and you do not want the maturity date extended by the Extended Coverage Rider, maturity proceeds equal to the net surrender value are paid. If the Extended Coverage Rider is attached but you wish to receive the maturity proceeds at the Policy’s maturity and avoid conversion to Death Benefit Option 1, you must send instructions to our home office.
The maturity proceeds are paid either as a cash lump sum on the maturity date or under the benefit payment option you have selected. Only if the Extended Coverage Rider is present on the Policy will the maturity date automatically be extended to the date of the insured’s death (as explained in GENERAL DESCRIPTION OF THE POLICY — Optional Insurance Benefits).
Adjustment Options
Increase in Total Face Amount
You may request an increase in the total face amount at any time provided that the Policy is not in a grace period and monthly policy charges are not being waived under a rider. The minimum increase in total face amount is $10,000.
The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.
We will approve your request if:
•	the insured is alive at the time of your request; and

•	the attained age of the insured is 75 or less at the time of the request; and

•	we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.
The increase in total face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request.
If you want insurance coverage to start at the time the adjustment application is submitted, an “adjustment premium” payment must be sent with the completed application. The amount of the adjustment premium is based on the face amount of the Policy, the death benefit option and the charges and expenses of the Policy. This amount is shown on the policy illustration provided to you by your registered representative. If this amount is submitted with the application, an adjustment premium conditional receipt will be given to you. The receipt acknowledges the adjustment premium payment and details any interim conditional insurance coverage.
Any adjustment premium payment made in connection with the adjustment application is held in our general account without interest (for a period of up to a 60 days) while we complete underwriting for the adjustment. If we approve the adjustment, on the effective date of the adjustment, the amount of the adjustment premium payment being held minus the premium expense charge is moved to the divisions and/or fixed account according to your then current premium allocation percentages.
The cost of insurance charge will increase in the event of an increase in a Policy’s total face amount. If there is insufficient value to pay the higher charges after an increase in total face amount, the Policy will lapse, unless the protections of the death benefit guarantee rider are in effect. The entire Policy would be at risk of lapsing, not just the incremental increase in total face amount.
Decrease in Total Face Amount
On or after the first policy anniversary, you may request a decrease in the total face amount. No transaction fee is imposed on decreases in the total face amount. A decrease in face amount lowers the cost of insurance charges but does not reduce surrender charges. A decrease is requested as follows:
•	the request must be made on an adjustment application;

•	the application must be signed by the owner(s);

•	the decrease is at least the minimum amount as determined by our underwriting guidelines in place at the time of your request;

•	the decrease may not reduce the total face amount below $100,000; and

•	unless you direct otherwise, if there have been previous increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis.
A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the policy value in order to maintain compliance with the limits required by the Internal Revenue Code relating to the definition of life insurance.
Policy Values
Your policy value is equal to the sum of the values in the divisions, the fixed account and loan account. The policy value:
•	increases as premiums are applied and interest is credited;

•	decreases as policy loans, partial surrenders and policy expenses are deducted; and

•	can increase or decrease as the investment experience of your chosen divisions fluctuates.
SURRENDERS AND PARTIAL SURRENDERS
Surrenders
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees. The surrender is effective and the surrender value calculated as of the end of the valuation period during which we receive the written request for surrender. Partial surrenders may negatively affect your Death Benefit Guarantee rider, if applicable.
Total and partial surrenders from the Policy are generally paid within five business days of our receipt of the written request for surrender. Certain delays in payment are permitted (see GENERAL DESCRIPTION — Delay of Payments).
Full Surrender
The Policy may be surrendered while the Policy is in effect. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. There is no refund of any monthly policy charges deducted before the full surrender effective date.
We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the net surrender value.
Unscheduled Partial Surrender
On or after the first policy anniversary and prior to the maturity date, you may surrender a part of the net surrender value. You may take two unscheduled partial surrenders during a policy year before any transaction fees apply. After the second unscheduled partial surrender in a policy year, a transaction fee of the lesser of $25 or 2% of the amount surrendered is charged on each unscheduled partial surrender. An unscheduled partial surrender may not be less than $500 and may not be greater than 90% of the net surrender value as of the effective date of the unscheduled partial surrender. The unscheduled partial surrender may not decrease the total face amount to less than $100,000. Unscheduled partial surrenders will negatively affect your death benefit and your Death Benefit Guarantee rider, if applicable.
Your policy value is reduced by the amount of the unscheduled partial surrender plus any transaction fee. We surrender units from the divisions and/or values from the fixed account to equal the dollar amount of the surrender request. The amount of the surrender and the transaction fee are deducted from your divisions and/or fixed account according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. No surrender charge is imposed on a partial surrender.
An unscheduled partial surrender may cause a reduction in total face amount. If the total face amount had been previously increased, any reduction of the total face amount at the time of partial surrender, is made on a last in, first out basis.
•	If Death Benefit Option 1 is in effect and the death benefit equals the total face amount, the total face amount is reduced by the amount of the unscheduled partial surrender plus transaction fee that is not deemed to be a preferred partial surrender. In situations where the death benefit is greater than the total face amount, the total face amount is reduced by the amount the unscheduled partial surrender plus transaction fee exceeds the difference between the death benefit and total face amount.

Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect). During policy years two through 15, 10% of the net surrender value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. Any amount surrendered in excess of 10% causes a reduction in the total face amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any policy year or $250,000 over the life of the Policy.

The maximum preferred partial surrender is equal to [(a) plus (b)] not to exceed (c) where:
(a)	is the amount of the unscheduled partial surrender plus transaction fee;

(b)	is the amount of any preferred partial surrenders in the same policy year; and

(c)	is 10% of the net surrender value at the end of the prior policy year.
•	If the Death Benefit Option 2 is in effect, there is no reduction in the total face amount upon a unscheduled partial surrender.

•	If the Death Benefit Option 3 is in effect, the total face amount is reduced by the lesser of (a) or (b) where:
(a)	is the amount of the unscheduled partial surrender; and

(b)	is the greater of (i) the amount that total partial surrenders exceed total premiums paid; or (ii) zero.
Scheduled Partial Surrender
On or after the first policy anniversary and prior to the maturity date, you may elect to receive part of your net policy value automatically on any monthly date.
•	You select the amount of the surrender and the surrender frequency (annually, semi-annually, quarterly or monthly (based on policy year)).

•	Your policy value is reduced by the amount of any scheduled partial surrender.

•	The surrender is deducted from your division(s) and/or fixed account according to your monthly policy charge allocation percentages.

•	Each scheduled partial surrender may not be greater than 90% of the net surrender value (as of the date of the scheduled partial surrender).

•	Scheduled partial surrenders will continue until we receive your instructions to stop them or until surrenders equal premiums paid. Once surrenders equal premiums paid, if there is any remaining net surrender value, scheduled policy loans will automatically begin, unless you direct us otherwise, so as to provide you the same dollar amount at the same frequency as you had received under the scheduled partial surrenders.

•	A scheduled partial surrender may cause a reduction in total face amount:
-	If Death Benefit Option 1 is in effect and the death benefit equals the total face amount, the total face amount is reduced on the first monthly date a scheduled partial surrender is effective (and each subsequent policy anniversary). The amount of the reduction is the sum of the scheduled partial surrenders planned for that policy year that are not deemed to be a preferred partial surrender. If the amount of the scheduled partial surrender is increased, the total face amount is reduced on the monthly date the change is effective. If the amount of the scheduled partial surrender is decreased, the total face amount is not increased.

If the death benefit is greater than the total face amount, the total face amount is reduced by the amount determined above which exceeds the difference between the death benefit and total face amount.

Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect). During policy years two through 15, 10% of the net surrender value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. Any amount surrendered in excess of 10% causes a reduction in the total face amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any policy year or $250,000 over the life of the Policy.

The maximum preferred partial surrender is equal to ((a) plus (b)) not to exceed (c) where:
(a)	is the amount of the scheduled partial surrenders planned for that policy year;

(b)	is the amount of any preferred partial surrenders in the same policy year; and

(c)	is 10% of the net surrender value at the end of the prior policy year.
-	If the Death Benefit Option 2 is in effect, there is no reduction in the total face amount upon a scheduled partial surrender.

-	If the Death Benefit Option 3 is in effect, the total face amount is reduced on the first monthly date a scheduled partial surrender is effective and on each subsequent policy anniversary. The total face amount may also be reduced on the monthly date any increase to a scheduled partial surrender is effective. The total face amount is reduced by the lesser of (a) or (b) where:
(a)	is the amount of the scheduled partial surrenders planned for that policy year; and

(b)	is the greater of (i) the amount that total partial surrenders exceed total premiums paid; or (ii) zero.
Examination Offer (Free-Look Provision)
It is important to us that you are satisfied with the purchase of your Policy. Under state law, you have the right to return the Policy for any reason during the examination offer period (a “free look”). If you properly exercise your free look, we will rescind the policy and we will pay you a refund. The state in which the Policy is issued determines the examination offer period and the type of refund that applies.
If you return this Policy before expiration of the examination offer period, we will refund your full premium in states where required. In states where permitted, we will refund the net policy value, which may be more or less than your premium.
Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the examination offer period as shown below.
The examination offer period is the later of:
•	10 days after you receive the Policy, or

•	such later date as specified by applicable state law.
NOTE: See GENERAL DESCRIPTION OF THE POLICY – Delay of Payments
LOANS
Policy Loans
While your Policy is in effect (but after the examination offer period) and has a net policy value, you may borrow money from us with the Policy as the security for the policy loan.
•	The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.

•	If telephone privileges apply, you may request a policy loan of $100,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $100,000, the request must be made in writing.

•	Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL DESCRIPTION OF THE POLICY — Delay of Payments).

•	Requests for policy loans from any joint owner are binding on all joint owners.

•	Policy loans may negatively affect your Death Benefit Guarantee rider, if applicable (see POLICY TERMINATION AND REINSTATEMENT — Policy Termination (Lapse)).

You are charged interest on any loan indebtedness. During the first ten policy years, the interest rate is 5.00% per year. After policy year ten, the interest rate is 4.00% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan indebtedness. Adding unpaid interest to the loan indebtedness causes additional amounts to be redeemed from the division(s) and/or fixed account and redemption proceeds transferred to the loan account. Redemptions are made in the same proportion as the allocation used for the most recent monthly policy charge.
A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s) and the interest credited to the fixed account. In addition, loan indebtedness is subtracted from:
•	death proceeds at the death of the insured;

•	surrender value upon full surrender or termination of a Policy; and

•	maturity proceeds paid.
Loan indebtedness reduces your net policy value. If the net policy value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT — Policy Termination (Lapse)).
If the Policy lapses with any loan indebtedness, there may be negative tax consequences.
Loan Account
When a policy loan is taken, a loan account is established. The loan account is part of our general account.
An amount equal to the loan is transferred from your divisions and/or fixed account to your loan account. You may instruct us on the proportions to be taken from your divisions or the fixed account. There are no restrictions on which divisions or accounts that the loan amount can be transferred from.
Your loan account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily and is paid at the end of the policy year.
Unscheduled Loans
Unscheduled loans are available in all policy years. You may instruct us on the proportions to be taken from your accounts.  If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge.
Scheduled Loans
After the first policy year, scheduled policy loans are available on any monthly date if you have withdrawn, through partial surrenders, an amount equal to or exceeding total premiums paid. A scheduled loan is the equivalent of a scheduled withdrawal of earnings following the withdrawal of all premiums paid. Scheduled loans may occur on a monthly, quarterly, semiannual or annual basis (based on the policy year). The loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge.
Loan Payments
While the Policy is in force and before the insured dies, you may pay the loan indebtedness as follows:
•	policy loans may be repaid totally or in part;

•	repayments are allocated to the division(s) and/or the fixed account in the proportions used for allocation of premium payments;

•	payments that we receive that are not designated as premium payments are applied as loan repayments if there is any loan indebtedness;

•	the repayments are allocated as of the valuation period in which we receive the repayment; and

•	repayments are to be sent to our home office
POLICY TERMINATION AND REINSTATEMENT
Policy Termination (Lapse)
A Policy will go into default and is at risk of terminating if the net policy value on any monthly date is less than the monthly policy charge.

Before any Policy lapses, the Policy will enter a grace period, described below, during which you may pay the minimum required premium to keep your Policy in force. A Policy will terminate if you have not made the minimum required premium payment before the grace period expires.
The Policy also terminates:
•	when you make a full Policy surrender;

•	when death proceeds are paid; and

•	when the maturity proceeds are paid.
When the Policy terminates, all privileges and rights of the owner(s) and all optional insurance benefits will end. Subject to certain conditions, you may reinstate a policy that has terminated (see POLICY TERMINATION AND
REINSTATEMENT — Reinstatement).
Grace Period
If a Policy goes into default and is at risk of terminating, we will send you notice of a 61-day grace period during which you can pay the minimum required premium to keep your Policy in force. This grace period begins on the date we mail the notice of impending policy termination to you. The notice will be sent to your last post office address known to us and will tell you the amount of the minimum required premium to keep the Policy in force, payment instructions; and the grace period end date.
Your Policy will remain in force during the grace period. If we do not receive the minimum required premium payment by the end of the grace period, your Policy will terminate without value.
No partial surrenders or policy loans may be made during a grace period.
Minimum Required Premium
The minimum required premium is intended to a) reimburse us for the monthly policy charges during the grace period and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. The minimum required premium payment is ((a) plus (b)) divided by (c) where:
(a)	is any amount by which your net policy value is less than zero at the start of the grace period after the monthly policy charge is deducted;

(b)	is three monthly policy charges; and

(c)	is 1 minus the maximum premium expense charge. See CHARGES AND DEDUCTIONS — Premium Expense Charge (Sales Charge and Taxes)
If the grace period ends before we receive the minimum required premium, we keep any remaining value in the Policy to cover past due policy charges. Adverse market fluctuations may cause the Policy to enter into subsequent grace periods.
Death during Grace Period
If the insured dies during a grace period, the death benefit is paid and the amount is reduced by:
•	all monthly policy charges due and unpaid at the death of the insured; and

•	any loan indebtedness.

NOTE:	The state of Florida requires that the net policy value of the policy equal zero prior to entering a grace period. The grace period will end 31 days after the day the notice is mailed.
Reinstatement
Subject to certain conditions, you may reinstate a Policy that terminated as described in REINSTATEMENT — Policy Termination (Lapse). The Policy may be reinstated provided all of the following conditions are satisfied:
(a)	such reinstatement is prior to the maturity date;

(b)	You have not surrendered your Policy;

(c)	not more than three years have elapsed since the policy terminated;

(d)	You supply evidence which satisfies us that the insured is alive and is insurable under our underwriting guidelines then in effect; and

(e)	You make the minimum required premium payment.
The minimum required premium is intended to a) reimburse us for the monthly policy charges during the grace period and b) provide enough policy value to pay monthly policy charges for three policy months after reinstatement. The minimum required premium payment is [(1) plus (2)] divided by (3) where:

(1)	is any amount by which your net policy value is less than zero at the end of the grace period after the monthly policy charge is deducted;

(2)	is three monthly policy charges; and

(3)	is 1 minus the maximum premium expense charge. See CHARGES AND DEDUCTIONS — Premium Expense Charge (Sales Charge and Taxes)
NOTE: The minimum required premium during a grace period and the minimum required premium to reinstate a policy are calculated differently. The minimum required premium for reinstatement is calculated in order to collect policy charges due and unpaid during the grace period in addition to providing enough policy value to pay three monthly policy charges after reinstatement of the Policy. As a result, the minimum required premium for reinstatement is higher than the minimum required premium for grace period.
Reinstatement will be effective on the next monthly date following the date we approve the reinstatement application. Your rights and privileges as owner(s) are restored upon reinstatement. The reinstated Policy will have the same policy date as the original Policy. All minimum premium guarantees will be as if the Policy had never ended. You will receive new data pages upon reinstatement.
If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest does not accrue over the period the Policy was terminated).We do not require payment of monthly policy charges during the period the Policy was terminated.
Premiums received with your reinstatement application are held in our general account without interest while we complete underwriting for the reinstatement. If the reinstatement is approved, premiums are allocated to your selected division(s) and/or fixed account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions.
If you reinstate your Policy, the premium expense charge is calculated based on the number of years since the Policy was issued.
TAX ISSUES RELATED TO THE POLICY
The following description is a general summary of the tax rules pertaining to life insurance policies. This section relates primarily to federal income taxes rules, regulations and interpretations, which in our opinion are currently in effect but which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy.

NOTE:	Due to the complexity of these rules and because they are affected by the facts and circumstances of each Policy, you should consult with legal and tax counsel and other competent advisors regarding these matters.
Taxation of Death Proceeds
The death proceeds payable under a Policy are generally excludable from the gross income of the beneficiary(ies) under the Internal Revenue Code (IRC). However, if the Policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary’s gross income.
The Pension Protection Act of 2006 limits the tax-free death proceeds for employer-owned insurance to the amount of premiums paid unless certain requirements are satisfied. This legislation pertains to Policies issued August 17, 2006 and later, except for contracts issued after such date pursuant to an exchange under IRC § 1035, and Policies issued prior to August 17, 2006 that have had a material increase in the death benefit or other material change on or after August 17, 2006. The following requirements must be satisfied in order for the death proceeds of employer-owned life insurance to be tax-free:
1)	Before the issuance of the Policy, the employee (i) is notified in writing that the policyholder intends to insure the life of the employee and of the maximum face amount of the policy for which the employee can be insured, (ii) provides written consent to being insured under the contract, and (iii) is informed in writing that an applicable policyholder will be a beneficiary of any proceeds payable upon the death of the insured; and

2)	A specific qualifying condition with respect to the insured’s status must be met. Some examples are: the insured must be either (i) an employee of the policy holder at any time during the 12 month period before the insured’s death, or (ii) a director or a highly compensated employee or a highly compensated individual, as defined by the IRC, at the time the policy was issued.
Taxation of Maturity Proceeds
A taxable event may occur if the net surrender value at maturity plus any loan indebtedness is greater than premiums paid less partial surrenders and premium refunds. The taxable amount is the difference between the surrender value and the remaining premiums in the policy.
Taxation of Growth in Policy Value
Any increase in policy value is not included in gross income while the Policy is in-force and continues to meet the definition of life insurance as defined under Section 7702 of the Internal Revenue Code. If a contract does not meet the definition of life insurance, the policy owner will be subject to income tax on annual increases in cash value.
Taxation of Policy Surrenders and Partial Surrenders
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any loan indebtedness, upon surrender or lapse, is added to the net surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any benefit payment option.
A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your premiums paid into the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. If within the first fifteen policy years, you make a partial surrender with a corresponding reduction in the total face amount, special rules apply. Under those circumstances, the Internal Revenue Code has defined a special formula under which you may be taxed on all or a portion of the surrender amount.
Transfers between the division(s) are not considered as distributions from the Policy and would not be considered taxable income.
NOTE: The tax treatment of partial surrenders described above also applies to preferred partial surrenders.
Taxation of Policy Loans and Loan Interest
If the Policy is not a modified endowment contract, loans received under the Policy are not generally considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors.
If the Policy is a modified endowment contract, loans received under the Policy are considered to be distributions subject to tax.
If the Policy lapses with an outstanding loan balance, there may be tax consequences.
Taxation of Change of Owner
If an ownership change occurs, the taxable amount is calculated by taking the policy value less net premiums paid.
Transfer of ownership may have tax consequences to the owner. Please consult with your tax advisor before changing ownership of your life insurance policy.
Taxation of Change of Insured
For tax purposes, changing the insured is considered to be the same as a surrender of the policy. The taxable amount is the difference between the policy value and the net premiums paid.
Modified Endowment Contract Status
A Policy becomes a Modified Endowment Contract when premiums paid exceed certain premium limits as defined by Section 7702A of the Internal Revenue Code. There is no change regarding the tax-deferred internal build-up of policy value or the income tax-free death benefit to your beneficiary(ies), however, distributions from a Modified

Endowment Contract are taxed as if the Policy is a deferred annuity. Thus, taxation on partial surrenders, policy loans and other defined distributions will occur if your policy value is greater than your premiums paid. In addition, taxable distributions are subject to a federal income tax penalty of 10% unless the distribution is
•	made after the owner attains age 59 1/2; or

•	attributable to the taxpayer becoming disabled; or

•	part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancy of the taxpayer and beneficiary.
Once a Policy is classified as a Modified Endowment Contract, the classification cannot be changed. Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of your instructions, we will refund all or part of the premium payment that would make the Policy a modified endowment contract.
Taxation of Exchange or Assignment of Policies
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner.
Corporate Alternative Minimum Tax
Ownership of a Policy by certain corporations may affect the owner’s exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year’s increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation’s basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation’s tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to “Small Corporations” as defined by Section 55(c) of the Internal Revenue Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.
Special Considerations for Corporations
Section 264 of the Internal Revenue Code imposes numerous limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy. For purposes of the alternative minimum tax (“AMT”) that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in “adjusted current earnings” for AMT purposes. In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.
Other Tax Issues
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the Policy beneficiary(ies) if you or the insured dies.
Withholding
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.
GENERAL PROVISIONS
Frequent Trading and Market-Timing (Abusive Trading Practices)
This Policy is not designed for frequent trading or market timing activity of the investment options. If you intend to trade frequently and/or use market timing investment strategies, you should not purchase this Policy. The Company does not accommodate market timing.
We consider frequent trading and market timing activities to be abusive trading practices because they:
•	Disrupt the management of the underlying mutual funds by;

-	forcing the fund to hold short-term (liquid) assets rather than investing for long term growth, which results in lost investment opportunities for the fund; and

-	causing unplanned portfolio turnover;
•	Hurt the portfolio performance of the underlying mutual funds; and

•	Increase expenses of the underlying mutual fund and separate account due to;
-	increased broker-dealer commissions; and

-	increased recordkeeping and related costs.
If we are not able to identify such abusive trading practices, the abuses described above will negatively impact the Policy and cause investors to suffer the harms described.
We have adopted policies and procedures to help us identify and prevent abusive trading practices. In addition, the underlying mutual funds monitor trading activity to identify and take action against abuses. While our policies and procedures are designed to identify and protect against abusive trading practices, there can be no certainty that we will identify and prevent abusive trading in all instances. When we do identify abusive trading, we will apply our policies and procedures in a fair and uniform manner.
If we, or an underlying mutual fund that is an investment option with the Contract, deem abusive trading practices to be occurring, we will take action that may include, but is not limited to:
•	Rejecting transfer instructions from a Contract owner or other person authorized by the owner to direct transfers;

•	Restricting submission of transfer requests by, for example, allowing transfer requests to be submitted by 1st class U.S. mail only and disallowing requests made via the internet, by facsimile, by overnight courier or by telephone;

•	Limiting the number of unscheduled transfer during a Contract year to no more than 12;

•	Prohibiting you from requesting a transfer among the divisions for a minimum of thirty days where there is evidence of at least one round-trip transaction (exchange or redemption of shares that were purchased within 30 days of the exchange/redemption) by you; and

•	Taking such other action as directed by the underlying mutual fund.
We will support the underlying mutual funds’ right to accept, reject or restrict, without prior written notice, any transfer requests.
In some instances, a transfer may be completed prior to a determination of abusive trading. In those instances, we will reverse the transfer (within two business days of the transfer) and return the Contract to the investment option holdings it had prior to the transfer. We will give you notice in writing in this instance.
Purchase Procedures
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.
The minimum total face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum total face amount. The increased minimum total face amount would apply only to Policies issued after the effective date of the increase.
To issue a Policy, we require that the age of the insured be 75 or younger as of the policy date. Other underwriting restrictions may apply. An applicant for the Policy must:
•	furnish satisfactory evidence of insurability of the insured; and

•	meet our insurance underwriting guidelines and suitability rules.
If you want insurance coverage to start at the time the application is submitted, a payment must be sent with the completed application. The amount is based on the face amount of the Policy, the death benefit option and the charges and expenses of the Policy. This amount is shown on the policy illustration provided to you by your registered representative. If this amount is submitted with the application, a conditional receipt will be given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.
We reserve the right to reject any application or related premium if we determine that we have not received complete information and/or instructions or that our underwriting guidelines, suitability rules or procedures have not been met. Any premium submitted will be returned no later than five business days from the date the application was rejected.

Important Information about Customer Identification Procedures
To help the government fight the funding of terrorism and money laundering activities, federal law requires financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver’s license or other identifying documents.
If concerns arise with verification of your identification, no transactions, other than redemptions, will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your original purchase, the account(s) will be closed and redeemed in accordance with normal redemption procedures.
Policy Date
If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates will be dated on the first day of the following month. The policy date is shown on the current data pages. Current data pages are the most recent policy specification pages issued to a Policy owner and are located in the Policy.
Upon specific request and our approval, the Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.
Effective Date
The Policy date and the effective date are the same unless a backdated policy date is requested. Insurance coverage is effective, provided all purchase requirements for the Policy have been satisfied.
If the proposed insured dies before the effective date, there is no coverage under the Policy (coverage is determined solely under the terms of the conditional receipt, if any).
Special Purchase Plans
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer, or similar entity purchases Policies covering a group of individuals on a group or individual basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.
Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
•	employees, officers, directors, agents, and immediate family members of the group or sponsored arrangement; and

•	employees or agents of the Company and its subsidiaries.
Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the group or sponsored arrangement).
Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased, and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to group or sponsored arrangements.
We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.
Distribution of the Policy
The Company has appointed Princor Financial Services Corporation (“Princor”) (Des Moines, Iowa 50392-0200), a broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and affiliate of the Company, as the distributor and principal underwriter of the Policy. The Company pays commissions on sales of the Policy of no more than 50% of premiums received by the Company in the first policy year (or first policy year following an adjustment) up to the target premium. In addition, a commission of up to 2.5% of premium above the target premium received in the first policy year (or first year following an adjustment) may be paid. In the second through fifth years following the policy date (or adjustment date), commissions range from 0% to 2.5% of premiums received. A service fee of up to 0.25% of net policy value is paid in the sixth through tenth policy years and up to 0.10% of net policy value in policy years eleven and beyond. Expense allowances may be paid to agents and brokers based on premiums received. Princor also may receive 12b-1 fees in connection with purchases and sales of mutual funds underlying the Policies. The 12b-1 fees for the underlying mutual funds are shown in this Policy prospectus in SUMMARY: FEE TABLES, Annual Underlying Mutual Fund Operating Expenses section of this prospectus.
Applications for the Policies are solicited by registered representatives of Princor or such other broker-dealers as have entered into selling agreements with Princor. Such registered representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved.
Payments to Financial Intermediaries
The Company pays compensation to broker-dealers, financial institutions and other parties (“Financial Intermediaries”) for the sale of the Policy according to schedules in the sales agreements and other agreements reached between the Company and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Policy. The Company and/or its affiliates may also pay other amounts (“Additional Payments”) that include, but are not limited to, marketing allowances, expense reimbursements and education payments. These Additional Payments are designed to provide incentives for the sale and retention of the Policies as well as other products sold by the Company and may influence the Financial Intermediary or sales representative to recommend the purchase of this Policy over competing policies or over other investment options. You may ask your sales representative about these differing and divergent interests, how she/he is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Policy.
Service Arrangements and Compensation
The Company and/or Princor have entered into agreements with the distributors, advisers and/or the affiliates of some of the mutual funds underlying the Policy and receive compensation for providing certain services including, but not limited to, distribution and operational support services, to the underlying mutual fund. Fees for these services are paid periodically (typically, quarterly or monthly) based on the average daily net asset value of shares of each fund held by the Separate Account and purchased at the Policy owners’ instructions. Because the Company and Princor receive such fees, they may be subject to competing interests in making these funds available as investment options under the Policy. The Company takes into consideration the anticipated payments from underlying mutual funds when it determines the charges assessed under the Policy. Without these payments, charges under the Policy are expected to be higher.
Statement of Values
You will receive an annual policy statement once each year. The statement will show:
•	current death benefit;

•	current policy value and net surrender value;

•	all premiums paid since the last statement;

•	all charges since the last statement;

•	any loan indebtedness;

•	any partial surrenders since the last statement;

•	the number of units and unit value;

•	total value of each of the divisions and of the fixed account;

•	designated beneficiary(ies); and

•	all riders included in the Policy.
At any time, you may request a free current statement by telephoning 1-800-247-9988.
We also send you the reports required by the Investment Company Act of 1940 (as amended).
Services Available via the Telephone
If you elect telephone privileges, instructions for the following transactions may be given to us via the telephone:
•	change in allocations of future premium payments;

•	change in allocation of the monthly policy charge;

•	change to your APR instructions;

•	change to your scheduled transfer instructions;

•	unscheduled transfers; and

•	request for a policy loan (of $100,000 or less).
Instructions:
•	may be given by calling us at 1-800-247-9988 between 8 a.m. and 5 p.m. Eastern Time on any day that the NYSE is open;

•	must be received by us before the close of the NYSE (generally 4:00 p.m. Eastern Time) to be effective the day they are given;

•	are effective the next business day if not received until after the close of the NYSE.
Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction instructions, the Separate Account and the Company reserve the right to refuse telephone instructions. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner’s address of record.
Misstatement of Age or Gender
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.
Non-Participating Policy
The Policies do not share in any divisible surplus of the Company.
Incontestability
We will not contest the insurance coverage provided by the Policy, except for any increases in total face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any total face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.
Independent Registered Public Accounting Firm
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in the Statement of Additional Information. Those statements have been audited by Ernst & Young LLP, independent registered public accounting firm, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.
Legal Proceedings
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

TABLE OF SEPARATE ACCOUNT DIVISIONS
The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

AIM V.I. Capital Appreciation Division
Invests in:	AIM V.I. Capital Appreciation Fund — Series II Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	seeks growth of capital.

AIM V.I. Core Equity Division
Invests in:	AIM V.I. Core Equity Fund — Series II Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	seeks growth of capital. The Fund invests normally at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that are believed to have the potential for above-average growth in earnings.

AIM V.I. Dynamics Division
Invests in:	AIM V.I. Dynamics Fund — Series I Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	seeks long-term capital growth by normally investing at least 65% of its net assets in common stocks of mid-size companies.

AIM V.I. Global Health Care Division
Invests in:	AIM V.I. Global Health Care Fund — Series I Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	seeks long-term capital growth. The Fund invests normally 80% of its assets in securities of healthcare industry companies.

AIM V.I. International Growth Division
Invests in:	AIM V.I. International Growth Fund — Series I Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. Small Cap Equity Division
Invests in:	AIM V.I. Small Cap Equity Fund — Series I Shares
Investment Advisor:	A I M Advisors, Inc.
Investment Objective:	seeks long-term growth of capital.

AllianceBernstein Global Technology Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein Global Technology Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long-term growth of capital.

AllianceBernstein International Growth Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein

International Growth Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long term growth of capital.

AllianceBernstein International Value Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein International Value Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long term growth of capital.

AllianceBernstein Small Cap Growth Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein Small Cap Growth Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks growth of capital by pursuing aggressive investment policies.

AllianceBernstein Small/Mid Cap Value Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein Small/Mid Cap Value Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long term growth of capital.

American Century VP Income & Growth Division
Invests in:	American Century VP Income & Growth Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

American Century VP International Division
Invests in:	American Century VP International Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term capital growth around the world by investing in stocks of foreign companies.

American Century VP Mid Cap Value Division
Invests in:	American Century VP Mid Cap Value Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks capital growth over time and, secondarily, income by investing primarily in equity securities.

American Century VP Value Division
Invests in:	American Century VP Value Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks capital growth over time and, secondarily, income by investing primarily in equity securities.

American Century VP Vista Division
Invests in:	American Century VP Vista Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long term capital growth.

Calvert Income Division
Invests in:	Calvert Variable Series, Inc. Income Portfolio — Initial Share Class
Investment Advisor:	Calvert Asset Management
Investment Objective:	seeks to maximize long-term income through investment in bonds and other income producing securities

Dreyfus IP Core Value Division
Invests in:	Dreyfus Investment Portfolios Core Value Portfolio — Service Class
Investment Advisor:	The Boston Company through a sub-advisory agreement with The Dreyfus Corporation
Investment Objective:	seeks long-term capital growth as a primary objective, with current income as a secondary objective. Invests primarily in equity securities of large-cap value companies.

Dreyfus Socially Responsible Growth Division
Invests in:	Dreyfus Socially Responsible Growth Fund, Inc. — Service Class
Investment Advisor:	The Dreyfus Corporation
Investment Objective:	seeks capital growth by investing primarily in large-cap stocks that meet certain financial as well as social criteria.

Dreyfus VIF Appreciation Division
Invests in:	Dreyfus Variable Investment Fund Appreciation Portfolio — Service Class
Investment Advisor:	Fayez Sarofim & Co through a sub-advisory agreement with The Dreyfus Corporation
Investment Objective:	seeks long-term capital growth by investing in common stocks.

DWS Dreman Small Mid Cap Value Division
Invests in:	DWS Dreman Small Mid Cap Value VIP — Class B
Investment Advisor:	Dreman Value Management, LLC
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Contrafund Division
Invests in:	Fidelity VIP Contrafund Portfolio — Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Equity-Income Division
Invests in:	Fidelity VIP Equity-Income Portfolio — Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s 500/SM/ Index (S&P 500®).

Fidelity VIP High Income Division
Invests in:	Fidelity VIP High Income Portfolio — Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks a high level of current income, while also considering growth of capital.

Fidelity VIP Mid Cap Division
Invests in:	Fidelity VIP Mid Cap Portfolio — Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Franklin Income Securities Division
Invests in:	Franklin Templeton VIP Trust Franklin Income Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks to maximize income while maintaining prospects for capital appreciation. The fund normally invests in both equity and debt securities. The fund seeks income by investing in corporate, foreign and U.S. Treasury bonds as well as stocks with dividend yields the manager believes are attractive.

Franklin Global Communications Securities Division
Invests in:	Franklin Templeton VIP Trust Global Communications Securities Fund — Class 2
Investment Advisor:	Franklin Advisors, Inc.
Investment Objective:	seeks capital appreciation and current income. The Fund normally invests at least 80% of its net assets in investments of communications companies and normally invests predominantly in equity securities.

Franklin Global Income Securities Division
Invests in:	Franklin Templeton VIP Trust Global Income Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks current income, with preservation of capital as an important consideration and capital appreciation as a secondary consideration. The Fund normally invests mainly in the debt securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. The Fund normally expects to invest at least 40% of its net assets in foreign securities.

Franklin Mutual Discovery Securities Division
Invests in:	Franklin Templeton VIP Trust Mutual Discovery Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks capital appreciation. The Fund normally invests mainly in U.S. and foreign equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies

Franklin Mutual Shares Securities Division
Invests in:	Franklin Templeton VIP Trust Mutual Shares Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks capital appreciation, with income as a secondary goal. The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies

Franklin Rising Dividends Securities Division
Invests in:	Franklin Templeton VIP Trust Franklin Rising Dividends Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks long-term capital appreciation, with preservation of capital as an important consideration. The Fund normally invests at least 80% of its net assets in investments of companies that have paid rising dividends, and normally invests predominantly in equity securities.

Franklin Small Cap Value Securities Division
Invests in:	Franklin Templeton VIP Trust Franklin Small Cap Value Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks long term total return. The Fund normally invests at least 80% of its net assets in investments of small-capitalization companies and normally invests predominantly in equity securities. For this Fund, small-capitalization companies are those with market capitalization values not exceeding $2.5 billion, at the time of purchase. The Fund invests mainly in equity securities of companies that the manager believes are undervalued.

Franklin Strategic Income Securities Division
Invests in:	Franklin Templeton VIP Strategic Income Securities Fund — Class 2
Investment Advisor:	Franklin Advisors, Inc.
Investment Objective:	seeks current income, with long-term capital appreciation as a secondary consideration. The Fund normally invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets.

Franklin Templeton Developing Markets Securities Division
Invests in:	Franklin Templeton VIP Trust Templeton Developing Markets Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks long term capital appreciation. The Fund normally invests at least 80% of its net assets in emerging markets investments, and normally invests predominantly in equity securities.

Franklin Templeton Foreign Securities Division
Invests in:	Franklin Templeton VIP Trust Templeton Foreign Securities Fund — Class 2
Investment Advisor:	Franklin Templeton Investments
Investment Objective:	seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities.

Janus Aspen Balanced Division
Invests in:	Janus Aspen Series Balanced Portfolio — Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital, consistent with preservation of capital and balanced by current income by normally investing 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities.

Janus Aspen Flexible Bond Division
Invests in:	Janus Aspen Series Flexible Bond Portfolio — Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks to obtain maximum total return, consistent with preservation of capital by primarily investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in bonds, including, but not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds.

Janus Aspen Series Forty Division

Invests in:	Janus Aspen Series Forty Portfolio — Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital.

Janus Aspen MidCap Growth Division
Invests in:	Janus Aspen Series MidCap Growth Portfolio — Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital. It pursues its objective by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index.

Janus Aspen Worldwide Growth Division
Invests in:	Janus Aspen Series Worldwide Growth Portfolio — Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets.

MFS VIT Emerging Growth Division
Invests in:	MFS VIT Emerging Growth Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks capital appreciation.

MFS VIT Global Equity Division
Invests in:	MFS VIT Global Equity Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks capital appreciation.

MFS VIT New Discovery Division
Invests in:	MFS VIT New Discovery Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks capital appreciation.

MFS VIT Research International Division
Invests in:	MFS VIT Research International Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks capital appreciation.

MFS VIT Total Return Division
Invests in:	MFS VIT Total Return Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks total return.

MFS VIT Utilities Division
Invests in:	MFS VIT Utilities Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company

Investment Objective:	to seek total return.

MFS VIT Value Division
Invests in:	MFS VIT Value Series — Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	to seek total return.

Neuberger Berman AMT Fasciano Division
Invests in:	Neuberger Berman AMT Fasciano Portfolio — Class I
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks long-term capital growth.

Neuberger Berman AMT Guardian Division
Invests in:	Neuberger Berman AMT Guardian Portfolio — Class I
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks long-term growth of capital and, secondarily, current income by primarily investing in stocks of long-established companies considered to be undervalued in comparison to stocks of similar companies.

Neuberger Berman AMT Partners Division
Invests in:	Neuberger Berman AMT Partners Portfolio — Class I
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks growth of capital.

Oppenheimer Main Street Small Cap Division
Invests in:	Oppenheimer Main Street Small Cap Fund®/VA -Service Shares
Investment Advisor:	Oppenheimer Funds, Inc.
Investment Objective:	seeks capital appreciation.

Pioneer Small Cap Value Division
Invests in:	Pioneer Small Cap Value VCT Portfolio — Service Shares
Investment Advisor:	Pioneer Investment Management, Inc.
Investment Objective:	seeks capital growth by investing in a diversified portfolio of securities consisting primarily of common stocks.

Bond Division
Invests in:	Principal Variable Contracts Fund Bond Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

Capital Value Division
Invests in:	Principal Variable Contracts Fund Capital Value Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

Diversified International Division
Invests in:	Principal Variable Contracts Fund Diversified International Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

Equity Growth Division
Invests in:	Principal Variable Contracts Fund Equity Growth Account — Class I
Investment Advisor:	T. Rowe Price Associates through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

Government & High Quality Bond Division
Invests in:	Principal Variable Contracts Fund Government & High Quality Bond Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek a high level of current income, liquidity and safety of principal.

Growth Division
Invests in:	Principal Variable Contracts Fund Growth Account — Class I
Investment Advisor:	Columbus Circle Investors through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

International Emerging Markets Division
Invests in:	Principal Variable Contracts Fund International Emerging Markets Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital by investing in equity securities of issuers in emerging market countries.

International SmallCap Division
Invests in:	Principal Variable Contracts Fund International SmallCap Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

LargeCap Blend Division
Invests in:	Principal Variable Contracts Fund LargeCap Blend Account — Class I
Investment Advisor:	T. Rowe Price Associates through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

LargeCap Stock Index Division
Invests in:	Principal Variable Contracts Fund LargeCap Stock Index Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor’s 500 Index.

LargeCap Value Division
Invests in:	Principal Variable Contracts Fund LargeCap Value Account — Class I
Investment Advisor:	AllianceBernstein, L.P. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital

MidCap Division
Invests in:	Principal Variable Contracts Fund MidCap Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MidCap Growth Division
Invests in:	Principal Variable Contracts Fund MidCap Growth Account — Class I
Investment Advisor:	Mellon Equity Associates, LLP through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MidCap Stock Division
Invests in:	Principal Variable Contracts Fund MidCap Stock Account — Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation.

MidCap Value Division
Invests in:	Principal Variable Contracts Fund MidCap Value Account — Class I
Investment Advisor:	Neuberger Berman Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

Money Market Division
Invests in:	Principal Variable Contracts Fund Money Market Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

LifeTime 2010 Division

Invests in:	Principal Variable Contracts Fund Principal LifeTime 2010 Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

LifeTime 2020 Division
Invests in:	Principal Variable Contracts Fund Principal LifeTime 2020 Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

LifeTime 2030 Division
Invests in:	Principal Variable Contracts Fund Principal LifeTime 2030 Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

LifeTime 2040 Division
Invests in:	Principal Variable Contracts Fund Principal LifeTime 2040 Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts

LifeTime 2050 Division
Invests in:	Principal Variable Contracts Fund Principal LifeTime 2050 Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts

LifeTime Strategic Income Division
Invests in:	Principal Variable Contracts Fund Principal LifeTime Strategic Income Account — Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks high current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

Real Estate Securities Division
Invests in:	Principal Variable Contracts Fund Real Estate Securities Account — Class I
Investment Advisor:	Principal Real Estate Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek to generate a high total return. The Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

Short-Term Bond Division
Invests in:	Principal Variable Contracts Fund Short-Term Bond Account — Class I

Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide current income.

SmallCap Growth Division
Invests in:	Principal Variable Contracts Fund SmallCap Growth Account — Class I
Investment Advisor:	Emerald Advisors, Inc. through a sub-advisory agreement; Essex Investment Management Company, LLC through a sub-advisory agreement; UBS Global Asset Management (Americas) Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SmallCap Value Division
Invests in:	Principal Variable Contracts Fund SmallCap Value Account — Class I
Investment Advisor:	J.P. Morgan Investment Management, Inc, through a sub-advisory agreement and Mellon Equity Associates, LLP through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

Strategic Asset Management Balanced Division
Invests in:	Principal Variable Contracts Fund Strategic Asset Management Balanced Portfolio— Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk

Strategic Asset Management Conservative Balanced Division
Invests in:	Principal Variable Contracts Fund Strategic Asset Management Conservative Balanced Portfolio— Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income and capital appreciation), consistent with a moderate degree of principal risk.

Strategic Asset Management Conservative Growth Division
Invests in:	Principal Variable Contracts Fund Strategic Asset Management Conservative Growth Portfolio— Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation.

Strategic Asset Management Flexible Income Division
Invests in:	Principal Variable Contracts Fund Strategic Asset Management Flexible Income Portfolio— Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).

Strategic Asset Management Strategic Growth Division
Invests in:	Principal Variable Contracts Fund Strategic Asset Management Strategic Growth Portfolio— Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation.

Summit Russell 2000 Small Cap Index Division
Invests in:	Summit Pinnacle Series — Russell 2000 Small Cap Index Portfolio — Class F
Investment Advisor:	Summit Investment Partners, Inc.
Investment Objective:	seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index.

Summit EAFE International Index Division
Invests in:	Summit Pinnacle Series — EAFE International Index Portfolio — Class F
Investment Advisor:	Summit Investment Partners, Inc.
Investment Objective:	seeks investment results that correspond to the total return performance of common stocks as represented by the Morgan Stanley Capital International EAFE Index. The EAFE Index emphasizes the stocks of companies in major markets in Europe, Australasia, and the Far East.

T. Rowe Price Equity Income Division
Invests in:	T. Rowe Price Equity Income Portfolio — II
Investment Advisor:	T. Rowe Price Associates Inc.
Investment Objective:	seeks substantial dividend income and long-term capital growth.

Van Eck Worldwide Hard Assets Division
Invests in:	Van Eck Worldwide Insurance Trust — Worldwide Hard Assets Fund — Initial Class
Investment Advisor:	Van Eck Associates Corporation
Investment Objective:	seeks long-term capital appreciation by investing primarily in “hard asset” securities with income as a secondary consideration. The Fund normally will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of “hard asset” companies and instruments that derive their value from “hard assets”.

Vanguard VIF MidCap Index Division
Invests in:	Vanguard VIF MidCap Index Portfolio
Investment Advisor:	Vanguard Quantitative Equity Group
Investment Objective:	seeks long-term growth of capital by attempting to match the performance of a broad-based market index of medium size U.S. Companies.

APPENDIX A — SURRENDER CHARGE RATE TABLE
SURRENDER CHARGE RATE TABLE — ALL STATES EXCEPT NEW YORK

Issue Age	Male	Female	Unisex
0	2.63	2.12	2.56
1	2.63	2.12	2.56
2	2.63	2.12	2.56
3	2.63	2.12	2.56
4	2.63	2.12	2.56
5	2.63	2.12	2.56
6	2.63	2.12	2.56
7	2.63	2.12	2.56
8	2.63	2.12	2.56
9	2.63	2.12	2.56
10	2.63	2.12	2.56
11	2.74	2.18	2.66
12	2.85	2.25	2.78
13	2.96	2.31	2.88
14	3.08	2.38	2.99
15	3.19	2.44	3.09
16	3.47	2.72	3.37
17	3.74	3.00	3.65
18	4.02	3.29	3.92
19	4.30	3.56	4.20
20	4.58	3.85	4.48
21	4.58	3.87	4.49
22	4.59	3.90	4.50
23	4.60	3.92	4.51
24	4.61	3.95	4.52
25	4.61	3.98	4.53
26	4.72	4.07	4.64
27	4.82	4.16	4.73
28	4.93	4.24	4.84
29	5.03	4.33	4.94
30	5.14	4.42	5.05
31	5.38	4.62	5.28
32	5.63	4.83	5.53
33	5.90	5.06	5.79
34	6.20	5.30	6.08
35	6.50	5.55	6.38
36	6.83	5.82	6.70
37	7.16	6.10	7.03
38	7.52	6.40	7.38
39	7.91	6.71	7.75
40	8.32	7.04	8.15
41	8.75	7.37	8.57
42	9.20	7.74	9.01
43	9.68	8.12	9.48
44	10.19	8.52	9.98
45	10.73	8.95	10.50
46	11.31	9.40	11.06
47	11.93	9.87	11.66
48	12.58	10.37	12.29
49	13.28	10.91	12.97
50	14.01	11.48	13.68
51	14.81	12.08	14.45
52	15.65	12.71	15.26
53	16.54	13.39	16.13
54	17.49	14.10	17.05
55	18.50	14.87	18.03
56	19.58	15.68	19.07
57	20.74	16.54	20.19
58	21.98	17.47	21.39
59	23.29	18.47	22.66
60	24.70	19.55	24.03
61	26.21	20.70	25.49
62	27.83	21.95	27.06
63	29.55	23.30	28.74
64	31.40	24.73	30.53
65	33.36	26.27	32.44
66	35.47	27.91	34.49
67	37.73	29.69	36.68
68	40.14	31.61	39.03
69	42.74	33.70	41.56
70	45.53	35.99	44.30
71	35.60	28.22	34.64
72	37.96	30.21	36.95
73	40.49	32.37	39.44
74	43.16	34.72	42.06
75	46.01	37.24	44.87
SURRENDER CHARGE RATE TABLE — NEW YORK

Issue Age	Male	Female	Unisex
0	3.50	2.83	3.41
1	3.50	2.83	3.41
2	3.50	2.83	3.41
3	3.50	2.83	3.41
4	3.50	2.83	3.41
5	3.50	2.83	3.41
6	3.50	2.83	3.41
7	3.50	2.83	3.41
8	3.50	2.83	3.41
9	3.50	2.83	3.41
10	3.50	2.83	3.41
11	3.65	2.91	3.55
12	3.80	3.00	3.70
13	3.95	3.08	3.84
14	4.10	3.17	3.98
15	4.25	3.25	4.12
16	4.62	3.63	4.49
17	4.99	4.00	4.86
18	5.36	4.38	5.23
19	5.73	4.75	5.60
20	6.10	5.13	5.97
21	6.11	5.16	5.99
22	6.12	5.20	6.00
23	6.13	5.23	6.01
24	6.14	5.27	6.03
25	6.15	5.30	6.04
26	6.29	5.42	6.18
27	6.43	5.54	6.31
28	6.57	5.65	6.45
29	6.71	5.77	6.59
30	6.85	5.89	6.73
31	7.17	6.16	7.04
32	7.51	6.44	7.37
33	7.87	6.74	7.72
34	8.26	7.06	8.10
35	8.66	7.40	8.50
36	9.10	7.76	8.93
37	9.55	8.13	9.37
38	10.03	8.53	9.84
39	10.54	8.94	10.33
40	11.09	9.38	10.87
41	11.66	9.83	11.42
42	12.26	10.32	12.01
43	12.91	10.82	12.64
44	13.59	11.36	13.30
45	14.31	11.93	14.00
46	15.08	12.53	14.75
47	15.90	13.16	15.54
48	16.77	13.83	16.39
49	17.70	14.54	17.29
50	18.68	15.30	18.24
51	19.74	16.10	19.27
52	20.86	16.94	20.35
53	22.05	17.85	21.50
54	23.32	18.80	22.73
55	24.67	19.82	24.04
56	26.11	20.90	25.43
57	27.65	22.05	26.92
58	29.30	23.29	28.52
59	31.05	24.62	30.21
60	32.93	26.06	32.04
61	34.94	27.60	33.99
62	37.10	29.26	36.08
63	39.40	31.06	38.32
64	41.86	32.97	40.70
65	44.48	35.02	43.25
66	46.24	37.21	45.98
67	46.23	39.58	46.36
68	46.23	42.14	46.36
69	46.21	44.93	46.34
70	46.19	46.85	46.33
71	46.17	35.91	46.18
72	46.17	38.45	46.32
73	46.16	41.20	46.31
74	46.14	44.18	46.30
75	46.12	46.83	46.28

APPENDIX B — SURRENDER CHARGE PERCENTAGE TABLE
SURRENDER CHARGE PERCENTAGE TABLE — ALL STATES EXCEPT NEW YORK

Policy Year
Issue Age	0	1	2	3	4	5	6	7	8	9	10
0	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
1	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
2	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
3	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
4	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
5	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
6	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
7	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
8	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
9	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
10	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
11	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
12	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
13	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
14	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
15	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
16	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
17	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
18	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
19	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
20	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
21	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
22	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
23	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
24	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
25	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
26	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
27	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
28	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
29	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
30	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
31	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
32	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
33	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
34	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
35	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
36	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
37	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
38	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
39	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
40	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
41	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
42	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
43	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
44	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
45	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
46	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
47	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
48	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
49	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
50	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
51	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
52	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
53	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
54	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
55	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
56	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
57	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
58	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
59	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
60	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
61	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
62	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
63	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
64	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
65	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
66	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
67	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
68	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
69	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
70	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
71	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
72	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
73	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
74	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
75	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%

SURRENDER CHARGE PERCENTAGE TABLE — NEW YORK

Policy Year
Issue Age	0	1	2	3	4	5	6	7	8	9	10
0	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
1	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
2	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
3	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
4	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
5	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
6	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
7	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
8	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
9	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
10	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
11	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
12	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
13	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
14	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
15	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
16	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
17	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
18	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
19	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
20	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
21	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
22	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
23	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
24	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
25	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
26	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
27	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
28	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
29	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
30	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
31	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
32	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
33	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
34	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
35	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
36	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
37	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
38	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
39	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
40	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
41	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
42	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
43	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
44	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
45	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
46	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
47	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
48	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
49	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
50	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
51	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
52	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
53	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
54	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
55	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
56	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
57	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
58	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
59	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
60	100.0%	100.0%	100.0%	93.3%	80.0%	66.7%	53.3%	40.0%	26.7%	13.3%	0.0%
61	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
62	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
63	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
64	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
65	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
66	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
67	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
68	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
69	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
70	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
71	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
72	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
73	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
74	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%
75	100.0%	93.3%	86.7%	80.0%	66.7%	60.0%	46.7%	40.0%	26.7%	13.3%	0.0%

APPENDIX C – TARGET PREMIUM RATES
Target Premium Rates (per $1,000 of policy face amount) – Male

Issue	Standard	Table 2	Table 3	Table 4	Table 5	Table 6	Table 7	Table 8	Table 9	Table 10	Table 11	Table 12	Table 13	Table 14	Table 15	Table 16
Age	100%	120%	130%	140%	150%	150%	165%	165%	180%	180%	195%	195%	210%	210%	210%	210%

0	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
1	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
2	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
3	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
4	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
5	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
6	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
7	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
8	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
9	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
10	3.36	4.03	4.37	4.70	5.04	5.04	5.54	5.54	6.05	6.05	6.55	6.55	7.06	7.06	7.06	7.06
11	3.53	4.24	4.59	4.94	5.30	5.30	5.82	5.82	6.35	6.35	6.88	6.88	7.41	7.41	7.41	7.41
12	3.70	4.44	4.81	5.18	5.55	5.55	6.11	6.11	6.66	6.66	7.22	7.22	7.77	7.77	7.77	7.77
13	3.87	4.64	5.03	5.42	5.81	5.81	6.39	6.39	6.97	6.97	7.55	7.55	8.13	8.13	8.13	8.13
14	4.03	4.84	5.24	5.64	6.05	6.05	6.65	6.65	7.25	7.25	7.86	7.86	8.46	8.46	8.46	8.46
15	4.21	5.05	5.47	5.89	6.32	6.32	6.95	6.95	7.58	7.58	8.21	8.21	8.84	8.84	8.84	8.84
16	4.56	5.47	5.93	6.38	6.84	6.84	7.52	7.52	8.21	8.21	8.89	8.89	9.58	9.58	9.58	9.58
17	4.93	5.92	6.41	6.90	7.40	7.40	8.13	8.13	8.87	8.87	9.61	9.61	10.35	10.35	10.35	10.35
18	5.29	6.35	6.88	7.41	7.94	7.94	8.73	8.73	9.52	9.52	10.32	10.32	11.11	11.11	11.11	11.11
19	5.66	6.79	7.36	7.92	8.49	8.49	9.34	9.34	10.19	10.19	11.04	11.04	11.89	11.89	11.89	11.89
20	6.02	7.22	7.83	8.43	9.03	9.03	9.93	9.93	10.84	10.84	11.74	11.74	12.64	12.64	12.64	12.64
21	6.05	7.26	7.87	8.47	9.08	9.08	9.98	9.98	10.89	10.89	11.80	11.80	12.71	12.71	12.71	12.71
22	6.08	7.30	7.90	8.51	9.12	9.12	10.03	10.03	10.94	10.94	11.86	11.86	12.77	12.77	12.77	12.77
23	6.09	7.31	7.92	8.53	9.14	9.14	10.05	10.05	10.96	10.96	11.88	11.88	12.79	12.79	12.79	12.79
24	6.12	7.34	7.96	8.57	9.18	9.18	10.10	10.10	11.02	11.02	11.93	11.93	12.85	12.85	12.85	12.85
25	6.15	7.38	8.00	8.61	9.23	9.23	10.15	10.15	11.07	11.07	11.99	11.99	12.92	12.92	12.92	12.92
26	6.44	7.73	8.37	9.02	9.66	9.66	10.63	10.63	11.59	11.59	12.56	12.56	13.52	13.52	13.52	13.52
27	6.73	8.08	8.75	9.42	10.10	10.10	11.10	11.10	12.11	12.11	13.12	13.12	14.13	14.13	14.13	14.13
28	7.02	8.42	9.13	9.83	10.53	10.53	11.58	11.58	12.64	12.64	13.69	13.69	14.74	14.74	14.74	14.74
29	7.31	8.77	9.50	10.23	10.97	10.97	12.06	12.06	13.16	13.16	14.25	14.25	15.35	15.35	15.35	15.35
30	7.60	9.12	9.88	10.64	11.40	11.40	12.54	12.54	13.68	13.68	14.82	14.82	15.96	15.96	15.96	15.96
31	7.89	9.47	10.26	11.05	11.84	11.84	13.02	13.02	14.20	14.20	15.39	15.39	16.57	16.57	16.57	16.57
32	8.18	9.82	10.63	11.45	12.27	12.27	13.50	13.50	14.72	14.72	15.95	15.95	17.18	17.18	17.18	17.18
33	8.47	10.16	11.01	11.86	12.71	12.71	13.98	13.98	15.25	15.25	16.52	16.52	17.79	17.79	17.79	17.79
34	8.76	10.51	11.39	12.26	13.14	13.14	14.45	14.45	15.77	15.77	17.08	17.08	18.40	18.40	18.40	18.40
35	9.09	10.91	11.82	12.73	13.64	13.64	15.00	15.00	16.36	16.36	17.73	17.73	19.09	19.09	19.09	19.09
36	9.68	11.62	12.58	13.55	14.52	14.52	15.97	15.97	17.42	17.42	18.88	18.88	20.33	20.33	20.33	20.33
37	10.27	12.32	13.35	14.38	15.41	15.41	16.95	16.95	18.49	18.49	20.03	20.03	21.57	21.57	21.57	21.57
38	10.86	13.03	14.12	15.20	16.29	16.29	17.92	17.92	19.55	19.55	21.18	21.18	22.81	22.81	22.81	22.81
39	11.45	13.74	14.89	16.03	17.18	17.18	18.89	18.89	20.61	20.61	22.33	22.33	24.05	24.05	24.05	24.05
40	12.04	14.45	15.65	16.86	18.06	18.06	19.87	19.87	21.67	21.67	23.48	23.48	25.28	25.28	25.28	25.28
41	12.63	15.16	16.42	17.68	18.95	18.95	20.84	20.84	22.73	22.73	24.63	24.63	26.52	26.52	26.52	26.52
42	13.22	15.86	17.19	18.51	19.83	19.83	21.81	21.81	23.80	23.80	25.78	25.78	27.76	27.76	27.76	27.76
43	13.81	16.57	17.95	19.33	20.72	20.72	22.79	22.79	24.86	24.86	26.93	26.93	29.00	29.00	29.00	29.00
44	14.40	17.28	18.72	20.16	21.60	21.60	23.76	23.76	25.92	25.92	28.08	28.08	30.24	30.24	30.24	30.24
45	15.03	18.04	19.54	21.04	22.55	22.55	24.80	24.80	27.05	27.05	29.31	29.31	31.56	31.56	31.56	31.56
46	16.12	19.34	20.96	22.57	24.18	24.18	26.60	26.60	29.02	29.02	31.43	31.43	33.85	33.85	33.85	33.85
47	17.21	20.65	22.37	24.09	25.82	25.82	28.40	28.40	30.98	30.98	33.56	33.56	36.14	36.14	36.14	36.14
48	18.30	21.96	23.79	25.62	27.45	27.45	30.20	30.20	32.94	32.94	35.69	35.69	38.43	38.43	38.43	38.43
49	19.39	23.27	25.21	27.15	29.09	29.09	31.99	31.99	34.90	34.90	37.81	37.81	40.72	40.72	40.72	40.72
50	20.48	24.58	26.62	28.67	30.72	30.72	33.79	33.79	36.86	36.86	39.94	39.94	43.01	43.01	43.01	43.01
51	21.57	25.88	28.04	30.20	32.36	32.36	35.59	35.59	38.83	38.83	42.06	42.06	45.30	45.30	45.30	45.30
52	22.66	27.19	29.46	31.72	33.99	33.99	37.39	37.39	40.79	40.79	44.19	44.19	47.59	47.59	47.59	47.59
53	23.75	28.50	30.88	33.25	35.63	35.63	39.19	39.19	42.75	42.75	46.31	46.31	49.88	49.88	49.88	49.88
54	24.84	29.81	32.29	34.78	37.26	37.26	40.99	40.99	44.71	44.71	48.44	48.44	52.16	52.16	52.16	52.16
55	25.91	31.09	33.68	36.27	38.87	38.87	42.75	42.75	46.64	46.64	50.52	50.52	54.41	54.41	54.41	54.41
56	27.18	32.62	35.33	38.05	40.77	40.77	44.85	44.85	48.92	48.92	53.00	53.00	57.08	57.08	57.08	57.08
57	28.45	34.14	36.99	39.83	42.68	42.68	46.94	46.94	51.21	51.21	55.48	55.48	59.75	59.75	59.75	59.75
58	29.71	35.65	38.62	41.59	44.57	44.57	49.02	49.02	53.48	53.48	57.93	57.93	62.39	62.39	62.39	62.39
59	31.05	37.26	40.37	43.47	46.58	46.58	51.23	51.23	55.89	55.89	60.55	60.55	65.21	65.21	65.21	65.21
60	32.93	39.52	42.81	46.10	49.40	49.40	54.33	54.33	59.27	59.27	64.21	64.21	69.15	69.15	69.15	69.15
61	34.94	41.93	45.42	48.92	52.41	52.41	57.65	57.65	62.89	62.89	68.13	68.13	73.37	73.37	73.37	73.37
62	37.10	44.52	48.23	51.94	55.65	55.65	61.22	61.22	66.78	66.78	72.35	72.35	77.91	77.91	77.91	77.91
63	39.40	47.28	51.22	55.16	59.10	59.10	65.01	65.01	70.92	70.92	76.83	76.83	82.74	82.74	82.74	82.74
64	41.86	50.23	54.42	58.60	62.79	62.79	69.07	69.07	75.35	75.35	81.63	81.63	87.91	87.91	87.91	87.91
65	38.59	46.31	50.17	54.03	57.89	57.89	63.67	63.67	69.46	69.46	75.25	75.25	81.04	81.04	81.04	81.04
66	38.97	46.76	50.66	54.56	58.46	58.46	64.30	64.30	70.15	70.15	75.99	75.99	81.84	81.84	81.84	81.84
67	39.34	47.21	51.14	55.08	59.01	59.01	64.91	64.91	70.81	70.81	76.71	76.71	82.61	82.61	82.61	82.61
68	39.72	47.66	51.64	55.61	59.58	59.58	65.54	65.54	71.50	71.50	77.45	77.45	83.41	83.41	83.41	83.41
69	40.09	48.11	52.12	56.13	60.14	60.14	66.15	66.15	72.16	72.16	78.18	78.18	84.19	84.19	84.19	84.19
70	40.47	48.56	52.61	56.66	60.71	60.71	66.78	66.78	72.85	72.85	78.92	78.92	84.99	84.99	84.99	84.99
71	41.04	49.25	53.35	57.46	61.56	61.56	67.72	67.72	73.87	73.87	80.03	80.03	86.18	86.18	86.18	86.18
72	41.62	49.94	54.11	58.27	62.43	62.43	68.67	68.67	74.92	74.92	81.16	81.16	87.40	87.40	87.40	87.40
73	42.20	50.64	54.86	59.08	63.30	63.30	69.63	69.63	75.96	75.96	82.29	82.29	88.62	88.62	88.62	88.62
74	42.79	51.35	55.63	59.91	64.19	64.19	70.60	70.60	77.02	77.02	83.44	83.44	89.86	89.86	89.86	89.86
75	43.37	52.04	56.38	60.72	65.06	65.06	71.56	71.56	78.07	78.07	84.57	84.57	91.08	91.08	91.08	91.08

Target Premium Rates (per $1,000 of policy face amount) – Female

Issue	Standard	Table 2	Table 3	Table 4	Table 5	Table 6	Table 7	Table 8	Table 9	Table 10	Table 11	Table 12	Table 13	Table 14	Table 15	Table 16
Age	100%	120%	130%	140%	150%	150%	165%	165%	180%	180%	195%	195%	210%	210%	210%	210%

0	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
1	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
2	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
3	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
4	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
5	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
6	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
7	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
8	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
9	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
10	2.91	3.49	3.78	4.07	4.37	4.37	4.80	4.80	5.24	5.24	5.67	5.67	6.11	6.11	6.11	6.11
11	3.05	3.66	3.97	4.27	4.58	4.58	5.03	5.03	5.49	5.49	5.95	5.95	6.41	6.41	6.41	6.41
12	3.20	3.84	4.16	4.48	4.80	4.80	5.28	5.28	5.76	5.76	6.24	6.24	6.72	6.72	6.72	6.72
13	3.34	4.01	4.34	4.68	5.01	5.01	5.51	5.51	6.01	6.01	6.51	6.51	7.01	7.01	7.01	7.01
14	3.47	4.16	4.51	4.86	5.21	5.21	5.73	5.73	6.25	6.25	6.77	6.77	7.29	7.29	7.29	7.29
15	3.63	4.36	4.72	5.08	5.45	5.45	5.99	5.99	6.53	6.53	7.08	7.08	7.62	7.62	7.62	7.62
16	3.93	4.72	5.11	5.50	5.90	5.90	6.48	6.48	7.07	7.07	7.66	7.66	8.25	8.25	8.25	8.25
17	4.24	5.09	5.51	5.94	6.36	6.36	7.00	7.00	7.63	7.63	8.27	8.27	8.90	8.90	8.90	8.90
18	4.56	5.47	5.93	6.38	6.84	6.84	7.52	7.52	8.21	8.21	8.89	8.89	9.58	9.58	9.58	9.58
19	4.87	5.84	6.33	6.82	7.31	7.31	8.04	8.04	8.77	8.77	9.50	9.50	10.23	10.23	10.23	10.23
20	5.17	6.20	6.72	7.24	7.76	7.76	8.53	8.53	9.31	9.31	10.08	10.08	10.86	10.86	10.86	10.86
21	5.19	6.23	6.75	7.27	7.79	7.79	8.56	8.56	9.34	9.34	10.12	10.12	10.90	10.90	10.90	10.90
22	5.24	6.29	6.81	7.34	7.86	7.86	8.65	8.65	9.43	9.43	10.22	10.22	11.00	11.00	11.00	11.00
23	5.25	6.30	6.83	7.35	7.88	7.88	8.66	8.66	9.45	9.45	10.24	10.24	11.03	11.03	11.03	11.03
24	5.28	6.34	6.86	7.39	7.92	7.92	8.71	8.71	9.50	9.50	10.30	10.30	11.09	11.09	11.09	11.09
25	5.30	6.36	6.89	7.42	7.95	7.95	8.75	8.75	9.54	9.54	10.34	10.34	11.13	11.13	11.13	11.13
26	5.51	6.61	7.16	7.71	8.27	8.27	9.09	9.09	9.92	9.92	10.74	10.74	11.57	11.57	11.57	11.57
27	5.72	6.86	7.44	8.01	8.58	8.58	9.44	9.44	10.30	10.30	11.15	11.15	12.01	12.01	12.01	12.01
28	5.93	7.12	7.71	8.30	8.90	8.90	9.78	9.78	10.67	10.67	11.56	11.56	12.45	12.45	12.45	12.45
29	6.14	7.37	7.98	8.60	9.21	9.21	10.13	10.13	11.05	11.05	11.97	11.97	12.89	12.89	12.89	12.89
30	6.35	7.62	8.26	8.89	9.53	9.53	10.48	10.48	11.43	11.43	12.38	12.38	13.34	13.34	13.34	13.34
31	6.56	7.87	8.53	9.18	9.84	9.84	10.82	10.82	11.81	11.81	12.79	12.79	13.78	13.78	13.78	13.78
32	6.77	8.12	8.80	9.48	10.16	10.16	11.17	11.17	12.19	12.19	13.20	13.20	14.22	14.22	14.22	14.22
33	6.98	8.38	9.07	9.77	10.47	10.47	11.52	11.52	12.56	12.56	13.61	13.61	14.66	14.66	14.66	14.66
34	7.19	8.63	9.35	10.07	10.79	10.79	11.86	11.86	12.94	12.94	14.02	14.02	15.10	15.10	15.10	15.10
35	7.40	8.88	9.62	10.36	11.10	11.10	12.21	12.21	13.32	13.32	14.43	14.43	15.54	15.54	15.54	15.54
36	7.85	9.42	10.21	10.99	11.78	11.78	12.95	12.95	14.13	14.13	15.31	15.31	16.49	16.49	16.49	16.49
37	8.30	9.96	10.79	11.62	12.45	12.45	13.70	13.70	14.94	14.94	16.19	16.19	17.43	17.43	17.43	17.43
38	8.75	10.50	11.38	12.25	13.13	13.13	14.44	14.44	15.75	15.75	17.06	17.06	18.38	18.38	18.38	18.38
39	9.20	11.04	11.96	12.88	13.80	13.80	15.18	15.18	16.56	16.56	17.94	17.94	19.32	19.32	19.32	19.32
40	9.65	11.58	12.55	13.51	14.48	14.48	15.92	15.92	17.37	17.37	18.82	18.82	20.27	20.27	20.27	20.27
41	10.10	12.12	13.13	14.14	15.15	15.15	16.67	16.67	18.18	18.18	19.70	19.70	21.21	21.21	21.21	21.21
42	10.55	12.66	13.72	14.77	15.83	15.83	17.41	17.41	18.99	18.99	20.57	20.57	22.16	22.16	22.16	22.16
43	11.00	13.20	14.30	15.40	16.50	16.50	18.15	18.15	19.80	19.80	21.45	21.45	23.10	23.10	23.10	23.10
44	11.45	13.74	14.89	16.03	17.18	17.18	18.89	18.89	20.61	20.61	22.33	22.33	24.05	24.05	24.05	24.05
45	11.93	14.32	15.51	16.70	17.90	17.90	19.68	19.68	21.47	21.47	23.26	23.26	25.05	25.05	25.05	25.05
46	12.72	15.26	16.54	17.81	19.08	19.08	20.99	20.99	22.90	22.90	24.80	24.80	26.71	26.71	26.71	26.71
47	13.51	16.21	17.56	18.91	20.27	20.27	22.29	22.29	24.32	24.32	26.34	26.34	28.37	28.37	28.37	28.37
48	14.30	17.16	18.59	20.02	21.45	21.45	23.60	23.60	25.74	25.74	27.89	27.89	30.03	30.03	30.03	30.03
49	15.09	18.11	19.62	21.13	22.64	22.64	24.90	24.90	27.16	27.16	29.43	29.43	31.69	31.69	31.69	31.69
50	15.88	19.06	20.64	22.23	23.82	23.82	26.20	26.20	28.58	28.58	30.97	30.97	33.35	33.35	33.35	33.35
51	16.67	20.00	21.67	23.34	25.01	25.01	27.51	27.51	30.01	30.01	32.51	32.51	35.01	35.01	35.01	35.01
52	17.46	20.95	22.70	24.44	26.19	26.19	28.81	28.81	31.43	31.43	34.05	34.05	36.67	36.67	36.67	36.67
53	18.25	21.90	23.73	25.55	27.38	27.38	30.11	30.11	32.85	32.85	35.59	35.59	38.33	38.33	38.33	38.33
54	19.04	22.85	24.75	26.66	28.56	28.56	31.42	31.42	34.27	34.27	37.13	37.13	39.98	39.98	39.98	39.98
55	19.82	23.78	25.77	27.75	29.73	29.73	32.70	32.70	35.68	35.68	38.65	38.65	41.62	41.62	41.62	41.62
56	20.90	25.08	27.17	29.26	31.35	31.35	34.49	34.49	37.62	37.62	40.76	40.76	43.89	43.89	43.89	43.89
57	22.05	26.46	28.67	30.87	33.08	33.08	36.38	36.38	39.69	39.69	43.00	43.00	46.31	46.31	46.31	46.31
58	23.29	27.95	30.28	32.61	34.94	34.94	38.43	38.43	41.92	41.92	45.42	45.42	48.91	48.91	48.91	48.91
59	24.62	29.54	32.01	34.47	36.93	36.93	40.62	40.62	44.32	44.32	48.01	48.01	51.70	51.70	51.70	51.70
60	26.06	31.27	33.88	36.48	39.09	39.09	43.00	43.00	46.91	46.91	50.82	50.82	54.73	54.73	54.73	54.73
61	27.60	33.12	35.88	38.64	41.40	41.40	45.54	45.54	49.68	49.68	53.82	53.82	57.96	57.96	57.96	57.96
62	29.26	35.11	38.04	40.96	43.89	43.89	48.28	48.28	52.67	52.67	57.06	57.06	61.45	61.45	61.45	61.45
63	31.06	37.27	40.38	43.48	46.59	46.59	51.25	51.25	55.91	55.91	60.57	60.57	65.23	65.23	65.23	65.23
64	32.97	39.56	42.86	46.16	49.46	49.46	54.40	54.40	59.35	59.35	64.29	64.29	69.24	69.24	69.24	69.24
65	30.28	36.34	39.36	42.39	45.42	45.42	49.96	49.96	54.50	54.50	59.05	59.05	63.59	63.59	63.59	63.59
66	30.87	37.04	40.13	43.22	46.31	46.31	50.94	50.94	55.57	55.57	60.20	60.20	64.83	64.83	64.83	64.83
67	31.46	37.75	40.90	44.04	47.19	47.19	51.91	51.91	56.63	56.63	61.35	61.35	66.07	66.07	66.07	66.07
68	32.04	38.45	41.65	44.86	48.06	48.06	52.87	52.87	57.67	57.67	62.48	62.48	67.28	67.28	67.28	67.28
69	32.62	39.14	42.41	45.67	48.93	48.93	53.82	53.82	58.72	58.72	63.61	63.61	68.50	68.50	68.50	68.50
70	33.22	39.86	43.19	46.51	49.83	49.83	54.81	54.81	59.80	59.80	64.78	64.78	69.76	69.76	69.76	69.76
71	33.80	40.56	43.94	47.32	50.70	50.70	55.77	55.77	60.84	60.84	65.91	65.91	70.98	70.98	70.98	70.98
72	34.38	41.26	44.69	48.13	51.57	51.57	56.73	56.73	61.88	61.88	67.04	67.04	72.20	72.20	72.20	72.20
73	34.96	41.95	45.45	48.94	52.44	52.44	57.68	57.68	62.93	62.93	68.17	68.17	73.42	73.42	73.42	73.42
74	35.56	42.67	46.23	49.78	53.34	53.34	58.67	58.67	64.01	64.01	69.34	69.34	74.68	74.68	74.68	74.68
75	36.14	43.37	46.98	50.60	54.21	54.21	59.63	59.63	65.05	65.05	70.47	70.47	75.89	75.89	75.89	75.89

Target Premium Rates (per $1,000 of policy face amount) – Unisex

Issue	Standard	Table 2	Table 3	Table 4	Table 5	Table 6	Table 7	Table 8	Table 9	Table 10	Table 11	Table 12	Table 13	Table 14	Table 15	Table 16
Age	100%	120%	130%	140%	150%	150%	165%	165%	180%	180%	195%	195%	210%	210%	210%	210%

0	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
1	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
2	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
3	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
4	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
5	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
6	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
7	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
8	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
9	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
10	3.27	3.92	4.25	4.58	4.91	4.91	5.40	5.40	5.89	5.89	6.38	6.38	6.87	6.87	6.87	6.87
11	3.43	4.12	4.46	4.80	5.15	5.15	5.66	5.66	6.17	6.17	6.69	6.69	7.20	7.20	7.20	7.20
12	3.60	4.32	4.68	5.04	5.40	5.40	5.94	5.94	6.48	6.48	7.02	7.02	7.56	7.56	7.56	7.56
13	3.76	4.51	4.89	5.26	5.64	5.64	6.20	6.20	6.77	6.77	7.33	7.33	7.90	7.90	7.90	7.90
14	3.92	4.70	5.10	5.49	5.88	5.88	6.47	6.47	7.06	7.06	7.64	7.64	8.23	8.23	8.23	8.23
15	4.09	4.91	5.32	5.73	6.14	6.14	6.75	6.75	7.36	7.36	7.98	7.98	8.59	8.59	8.59	8.59
16	4.44	5.33	5.77	6.22	6.66	6.66	7.33	7.33	7.99	7.99	8.66	8.66	9.32	9.32	9.32	9.32
17	4.80	5.76	6.24	6.72	7.20	7.20	7.92	7.92	8.64	8.64	9.36	9.36	10.08	10.08	10.08	10.08
18	5.14	6.17	6.68	7.20	7.71	7.71	8.48	8.48	9.25	9.25	10.02	10.02	10.79	10.79	10.79	10.79
19	5.50	6.60	7.15	7.70	8.25	8.25	9.08	9.08	9.90	9.90	10.73	10.73	11.55	11.55	11.55	11.55
20	5.85	7.02	7.61	8.19	8.78	8.78	9.65	9.65	10.53	10.53	11.41	11.41	12.29	12.29	12.29	12.29
21	5.87	7.04	7.63	8.22	8.81	8.81	9.69	9.69	10.57	10.57	11.45	11.45	12.33	12.33	12.33	12.33
22	5.91	7.09	7.68	8.27	8.87	8.87	9.75	9.75	10.64	10.64	11.52	11.52	12.41	12.41	12.41	12.41
23	5.92	7.10	7.70	8.29	8.88	8.88	9.77	9.77	10.66	10.66	11.54	11.54	12.43	12.43	12.43	12.43
24	5.95	7.14	7.74	8.33	8.93	8.93	9.82	9.82	10.71	10.71	11.60	11.60	12.50	12.50	12.50	12.50
25	5.98	7.18	7.77	8.37	8.97	8.97	9.87	9.87	10.76	10.76	11.66	11.66	12.56	12.56	12.56	12.56
26	6.25	7.50	8.13	8.75	9.38	9.38	10.31	10.31	11.25	11.25	12.19	12.19	13.13	13.13	13.13	13.13
27	6.53	7.84	8.49	9.14	9.80	9.80	10.77	10.77	11.75	11.75	12.73	12.73	13.71	13.71	13.71	13.71
28	6.80	8.16	8.84	9.52	10.20	10.20	11.22	11.22	12.24	12.24	13.26	13.26	14.28	14.28	14.28	14.28
29	7.08	8.50	9.20	9.91	10.62	10.62	11.68	11.68	12.74	12.74	13.81	13.81	14.87	14.87	14.87	14.87
30	7.35	8.82	9.56	10.29	11.03	11.03	12.13	12.13	13.23	13.23	14.33	14.33	15.44	15.44	15.44	15.44
31	7.62	9.14	9.91	10.67	11.43	11.43	12.57	12.57	13.72	13.72	14.86	14.86	16.00	16.00	16.00	16.00
32	7.90	9.48	10.27	11.06	11.85	11.85	13.04	13.04	14.22	14.22	15.41	15.41	16.59	16.59	16.59	16.59
33	8.17	9.80	10.62	11.44	12.26	12.26	13.48	13.48	14.71	14.71	15.93	15.93	17.16	17.16	17.16	17.16
34	8.45	10.14	10.99	11.83	12.68	12.68	13.94	13.94	15.21	15.21	16.48	16.48	17.75	17.75	17.75	17.75
35	8.75	10.50	11.38	12.25	13.13	13.13	14.44	14.44	15.75	15.75	17.06	17.06	18.38	18.38	18.38	18.38
36	9.31	11.17	12.10	13.03	13.97	13.97	15.36	15.36	16.76	16.76	18.15	18.15	19.55	19.55	19.55	19.55
37	9.88	11.86	12.84	13.83	14.82	14.82	16.30	16.30	17.78	17.78	19.27	19.27	20.75	20.75	20.75	20.75
38	10.44	12.53	13.57	14.62	15.66	15.66	17.23	17.23	18.79	18.79	20.36	20.36	21.92	21.92	21.92	21.92
39	11.00	13.20	14.30	15.40	16.50	16.50	18.15	18.15	19.80	19.80	21.45	21.45	23.10	23.10	23.10	23.10
40	11.56	13.87	15.03	16.18	17.34	17.34	19.07	19.07	20.81	20.81	22.54	22.54	24.28	24.28	24.28	24.28
41	12.12	14.54	15.76	16.97	18.18	18.18	20.00	20.00	21.82	21.82	23.63	23.63	25.45	25.45	25.45	25.45
42	12.69	15.23	16.50	17.77	19.04	19.04	20.94	20.94	22.84	22.84	24.75	24.75	26.65	26.65	26.65	26.65
43	13.25	15.90	17.23	18.55	19.88	19.88	21.86	21.86	23.85	23.85	25.84	25.84	27.83	27.83	27.83	27.83
44	13.81	16.57	17.95	19.33	20.72	20.72	22.79	22.79	24.86	24.86	26.93	26.93	29.00	29.00	29.00	29.00
45	14.41	17.29	18.73	20.17	21.62	21.62	23.78	23.78	25.94	25.94	28.10	28.10	30.26	30.26	30.26	30.26
46	15.44	18.53	20.07	21.62	23.16	23.16	25.48	25.48	27.79	27.79	30.11	30.11	32.42	32.42	32.42	32.42
47	16.47	19.76	21.41	23.06	24.71	24.71	27.18	27.18	29.65	29.65	32.12	32.12	34.59	34.59	34.59	34.59
48	17.50	21.00	22.75	24.50	26.25	26.25	28.88	28.88	31.50	31.50	34.13	34.13	36.75	36.75	36.75	36.75
49	18.53	22.24	24.09	25.94	27.80	27.80	30.57	30.57	33.35	33.35	36.13	36.13	38.91	38.91	38.91	38.91
50	19.56	23.47	25.43	27.38	29.34	29.34	32.27	32.27	35.21	35.21	38.14	38.14	41.08	41.08	41.08	41.08
51	20.59	24.71	26.77	28.83	30.89	30.89	33.97	33.97	37.06	37.06	40.15	40.15	43.24	43.24	43.24	43.24
52	21.62	25.94	28.11	30.27	32.43	32.43	35.67	35.67	38.92	38.92	42.16	42.16	45.40	45.40	45.40	45.40
53	22.65	27.18	29.45	31.71	33.98	33.98	37.37	37.37	40.77	40.77	44.17	44.17	47.57	47.57	47.57	47.57
54	23.68	28.42	30.78	33.15	35.52	35.52	39.07	39.07	42.62	42.62	46.18	46.18	49.73	49.73	49.73	49.73
55	24.69	29.63	32.10	34.57	37.04	37.04	40.74	40.74	44.44	44.44	48.15	48.15	51.85	51.85	51.85	51.85
56	25.92	31.10	33.70	36.29	38.88	38.88	42.77	42.77	46.66	46.66	50.54	50.54	54.43	54.43	54.43	54.43
57	27.17	32.60	35.32	38.04	40.76	40.76	44.83	44.83	48.91	48.91	52.98	52.98	57.06	57.06	57.06	57.06
58	28.52	34.22	37.08	39.93	42.78	42.78	47.06	47.06	51.34	51.34	55.61	55.61	59.89	59.89	59.89	59.89
59	30.21	36.25	39.27	42.29	45.32	45.32	49.85	49.85	54.38	54.38	58.91	58.91	63.44	63.44	63.44	63.44
60	32.04	38.45	41.65	44.86	48.06	48.06	52.87	52.87	57.67	57.67	62.48	62.48	67.28	67.28	67.28	67.28
61	33.99	40.79	44.19	47.59	50.99	50.99	56.08	56.08	61.18	61.18	66.28	66.28	71.38	71.38	71.38	71.38
62	36.08	43.30	46.90	50.51	54.12	54.12	59.53	59.53	64.94	64.94	70.36	70.36	75.77	75.77	75.77	75.77
63	38.32	45.98	49.82	53.65	57.48	57.48	63.23	63.23	68.98	68.98	74.72	74.72	80.47	80.47	80.47	80.47
64	40.70	48.84	52.91	56.98	61.05	61.05	67.16	67.16	73.26	73.26	79.37	79.37	85.47	85.47	85.47	85.47
65	36.93	44.32	48.01	51.70	55.40	55.40	60.93	60.93	66.47	66.47	72.01	72.01	77.55	77.55	77.55	77.55
66	37.35	44.82	48.56	52.29	56.03	56.03	61.63	61.63	67.23	67.23	72.83	72.83	78.44	78.44	78.44	78.44
67	37.76	45.31	49.09	52.86	56.64	56.64	62.30	62.30	67.97	67.97	73.63	73.63	79.30	79.30	79.30	79.30
68	38.18	45.82	49.63	53.45	57.27	57.27	63.00	63.00	68.72	68.72	74.45	74.45	80.18	80.18	80.18	80.18
69	38.60	46.32	50.18	54.04	57.90	57.90	63.69	63.69	69.48	69.48	75.27	75.27	81.06	81.06	81.06	81.06
70	39.02	46.82	50.73	54.63	58.53	58.53	64.38	64.38	70.24	70.24	76.09	76.09	81.94	81.94	81.94	81.94
71	39.59	47.51	51.47	55.43	59.39	59.39	65.32	65.32	71.26	71.26	77.20	77.20	83.14	83.14	83.14	83.14
72	40.17	48.20	52.22	56.24	60.26	60.26	66.28	66.28	72.31	72.31	78.33	78.33	84.36	84.36	84.36	84.36
73	40.75	48.90	52.98	57.05	61.13	61.13	67.24	67.24	73.35	73.35	79.46	79.46	85.58	85.58	85.58	85.58
74	41.34	49.61	53.74	57.88	62.01	62.01	68.21	68.21	74.41	74.41	80.61	80.61	86.81	86.81	86.81	86.81
75	41.92	50.30	54.50	58.69	62.88	62.88	69.17	69.17	75.46	75.46	81.74	81.74	88.03	88.03	88.03	88.03

APPENDIX D — ILLUSTRATIONS
SAMPLE ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES AND DEATH BENEFITS
The following tables illustrate how the policy value, surrender value and death proceeds of the Policy may change with the investment experience of the divisions. The tables show how these amounts in the Policy vary over time if planned periodic premiums are paid annually and if the investment return of the divisions were a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The death benefits and values would be different from those shown if the return averaged 0%, 6% or 12%, but fluctuated above and below those averages during the year. Death benefit options 1, 2 and 3 are illustrated.
The illustrations reflect a hypothetical Policy issued to a 45 year-old male non-tobacco, preferred class. Illustrations for younger males or for females would be more favorable than those presented. Illustrations for older males or tobacco users would be less favorable.
•	Illustrations 1, 3 and 5 reflect current policy charges.
•	Illustrations 2, 4 and 6 reflect the guaranteed maximum policy charges.
The illustrations reflect all Policy charges including:
•	deductions from premiums for sales charge and state and federal taxes;
•	cost of insurance charge;
•	asset based charge; and
•	monthly policy issue charge.
In addition, the illustrations reflect the arithmetic average of the underlying mutual funds’ fees and expenses during the fiscal year ending December 31, 2006. The Managers of certain divisions have agreed to reimburse operating expenses, if necessary, to limit total operating expenses for those divisions. More information about the expense reimbursements can be found in the prospectuses for the underlying mutual funds which accompany this prospectus. There is no assurance that the fee reimbursement programs will continue. In the future, fees and expenses of the divisions may be more or less than those shown. Such changes would make the operating expenses actually incurred by a division differ from the average rate used in the illustrations.
The illustrations are based on the assumption that:
•	$1,000,000 initial total face amount;
•	annual payments are $15,000;
•	no values are allocated to the fixed account;
•	no changes are made to the death benefit option or total face amount;

•	no policy loans and/or partial surrenders are made; and

•	the Supplemental Benefit Rider is not in effect.
Upon request, we will prepare a comparable illustration based upon the proposed insured’s actual age, gender, tobacco status, risk classification and desired Policy features. For those illustrations, you have option of selecting which divisions (and their specific fees and expenses) are used. If no selection is made, the illustration is run using a hypothetical average.
In advertisements or sales literature for the Policies that include performance data for one of more of the divisions, we may include policy values, surrender values and death benefit figures computed using the same methods that were used in creating the following illustrations. However, the actual average total rate of return for the specific division(s) will be used instead of the average used in the following illustrations. This information may be shown in the form of graphs, charts, tables and examples. It may include data for periods prior to the offering of the Policy for a division that has had performance during such prior period (with policy charges assumed to be equal to current charges for any period(s) prior to the offering of the Policy).

ILLUSTRATION 1 PLANNED PERIODIC PREMIUM $15,000	PRINCIPAL LIFE INSURANCE COMPANY BENEFIT VARIABLE UNIVERSAL LIFE II MALE AGE 45 PREFERRED NON-TOBACCO ASSUMING CURRENT CHARGES (All States Except New York)	Initial Total Face Amount $1,000,000 Death Benefit Option 1

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,000,000	1,000,000	1,000,000	12,539	13,320	14,101	1,809	2,590	3,371
2	32,288	1,000,000	1,000,000	1,000,000	24,553	26,886	29,313	13,823	16,156	18,583
3	49,652	1,000,000	1,000,000	1,000,000	36,021	40,679	45,720	25,291	29,949	34,990
4	67,884	1,000,000	1,000,000	1,000,000	47,063	54,826	63,568	37,051	44,814	53,557
5	87,029	1,000,000	1,000,000	1,000,000	57,728	69,387	83,054	49,144	60,803	74,470
6	107,130	1,000,000	1,000,000	1,000,000	68,036	84,397	104,367	60,879	77,240	97,210
7	128,237	1,000,000	1,000,000	1,000,000	78,043	99,928	127,754	72,324	94,209	122,035
8	150,398	1,000,000	1,000,000	1,000,000	87,729	115,982	153,412	83,437	111,690	149,120
9	173,668	1,000,000	1,000,000	1,000,000	97,067	132,553	181,553	94,202	129,688	178,688
10	198,102	1,000,000	1,000,000	1,000,000	106,022	149,628	212,410	104,595	148,201	210,983
11	223,757	1,000,000	1,000,000	1,000,000	115,817	168,682	248,060	115,817	168,682	248,060
12	250,695	1,000,000	1,000,000	1,000,000	125,365	188,543	287,492	125,365	188,543	287,492
13	278,979	1,000,000	1,000,000	1,000,000	134,672	209,258	331,138	134,672	209,258	331,138
14	308,678	1,000,000	1,000,000	1,000,000	143,753	230,886	379,483	143,753	230,886	379,483
15	339,862	1,000,000	1,000,000	1,000,000	152,603	253,472	433,057	152,603	253,472	433,057
20	520,789	1,000,000	1,000,000	1,000,000	189,629	379,240	800,625	189,629	379,240	800,625
25	751,702	1,000,000	1,000,000	1,640,357	213,785	532,396	1,414,101	213,785	532,396	1,414,101
30	1,046,412	1,000,000	1,000,000	2,597,705	218,987	722,812	2,427,762	218,987	722,812	2,427,762

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

ILLUSTRATION 2 PLANNED PERIODIC PREMIUM $15,000	PRINCIPAL LIFE INSURANCE COMPANY BENEFIT VARIABLE UNIVERSAL LIFE II MALE AGE 45 PREFERRED NON-TOBACCO ASSUMING CURRENT CHARGES (All States Except New York)	Initial Total Face Amount $1,000,000 Death Benefit Option 1

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,000,000	1,000,000	1,000,000	10,047	10,748	11,451	0	18	721
2	32,288	1,000,000	1,000,000	1,000,000	19,711	21,738	23,852	8,981	11,008	13,122
3	49,652	1,000,000	1,000,000	1,000,000	28,974	32,957	37,282	18,244	22,227	26,552
4	67,884	1,000,000	1,000,000	1,000,000	37,960	44,540	51,976	27,949	34,529	41,965
5	87,029	1,000,000	1,000,000	1,000,000	46,648	56,478	68,045	38,064	47,894	59,461
6	107,130	1,000,000	1,000,000	1,000,000	54,998	68,745	85,592	47,841	61,588	78,436
7	128,237	1,000,000	1,000,000	1,000,000	62,963	81,306	104,729	57,244	75,587	99,010
8	150,398	1,000,000	1,000,000	1,000,000	70,451	94,081	125,535	66,159	89,789	121,243
9	173,668	1,000,000	1,000,000	1,000,000	77,430	107,045	148,163	74,565	104,180	145,298
10	198,102	1,000,000	1,000,000	1,000,000	83,802	120,111	172,725	82,375	118,684	171,298
11	223,757	1,000,000	1,000,000	1,000,000	89,868	133,762	200,192	89,868	133,762	200,192
12	250,695	1,000,000	1,000,000	1,000,000	95,251	147,516	230,193	95,251	147,516	230,193
13	278,979	1,000,000	1,000,000	1,000,000	99,926	161,364	263,033	99,926	161,364	263,033
14	308,678	1,000,000	1,000,000	1,000,000	104,011	175,436	299,183	104,011	175,436	299,183
15	339,862	1,000,000	1,000,000	1,000,000	107,443	189,694	339,020	107,443	189,694	339,020
20	520,789	1,000,000	1,000,000	1,000,000	109,326	259,656	609,540	109,326	259,656	609,540
25	751,702	1,000,000	1,000,000	1,243,479	75,716	321,246	1,071,965	75,716	321,246	1,071,965
30	1,046,412		1,000,000	1,968,685		362,748	1,839,893		362,748	1,839,893

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

ILLUSTRATION 3 PLANNED PERIODIC PREMIUM $15,000	PRINCIPAL LIFE INSURANCE COMPANY BENEFIT VARIABLE UNIVERSAL LIFE II MALE AGE 45 PREFERRED NON-TOBACCO ASSUMING CURRENT CHARGES (All States Except New York)	Initial Total Face Amount $1,000,000 Death Benefit Option 2

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,012,538	1,013,319	1,014,100	12,538	13,319	14,100	1,808	2,589	3,370
2	32,288	1,024,541	1,026,873	1,029,299	24,541	26,873	29,299	13,811	16,143	18,569
3	49,652	1,035,980	1,040,632	1,045,667	35,980	40,632	45,667	25,250	29,902	34,937
4	67,884	1,046,971	1,054,718	1,063,441	46,971	54,718	63,441	36,960	44,707	53,430
5	87,029	1,057,563	1,069,184	1,082,807	57,563	69,184	82,807	48,979	60,600	74,223
6	107,130	1,067,771	1,084,058	1,103,938	67,771	84,058	103,938	60,614	76,901	96,781
7	128,237	1,077,652	1,099,408	1,127,068	77,652	99,408	127,068	71,933	93,689	121,349
8	150,398	1,087,181	1,115,225	1,152,371	87,181	115,225	152,371	82,889	110,933	148,079
9	173,668	1,096,325	1,131,486	1,180,028	96,325	131,486	180,028	93,460	128,621	177,163
10	198,102	1,105,040	1,148,161	1,210,227	105,040	148,161	210,227	103,613	146,734	208,800
11	223,757	1,114,553	1,166,719	1,245,017	114,553	166,719	245,017	114,553	166,719	245,017
12	250,695	1,123,777	1,185,978	1,283,350	123,777	185,978	283,350	123,777	185,978	283,350
13	278,979	1,132,717	1,205,972	1,325,604	132,717	205,972	325,604	132,717	205,972	325,604
14	308,678	1,141,384	1,226,745	1,372,210	141,384	226,745	372,210	141,384	226,745	372,210
15	339,862	1,149,774	1,248,324	1,423,624	149,774	248,324	423,624	149,774	248,324	423,624
20	520,789	1,182,875	1,364,320	1,766,816	182,875	364,320	766,816	182,875	364,320	766,816
25	751,702	1,199,638	1,493,929	2,318,432	199,638	493,929	1,318,432	199,638	493,929	1,318,432
30	1,046,412	1,192,094	1,630,436	3,204,900	192,094	630,436	2,204,900	192,094	630,436	2,204,900

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

ILLUSTRATION 4 PLANNED PERIODIC PREMIUM $15,000	PRINCIPAL LIFE INSURANCE COMPANY BENEFIT VARIABLE UNIVERSAL LIFE II MALE AGE 45 PREFERRED NON-TOBACCO ASSUMING CURRENT CHARGES (All States Except New York)	Initial Total Face Amount $1,000,000 Death Benefit Option 2

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,010,016	1,010,715	1,011,415	10,016	10,715	11,415	0	0	685
2	32,288	1,019,618	1,021,635	1,023,739	19,618	21,635	23,739	8,888	10,905	13,009
3	49,652	1,028,784	1,032,739	1,037,032	28,784	32,739	37,032	18,054	22,009	26,302
4	67,884	1,037,640	1,044,156	1,051,520	37,640	44,156	51,520	27,629	34,145	41,509
5	87,029	1,046,161	1,055,871	1,067,294	46,161	55,871	67,294	37,577	47,287	58,710
6	107,130	1,054,304	1,067,845	1,084,434	54,304	67,845	84,434	47,147	60,688	77,277
7	128,237	1,062,014	1,080,027	1,103,017	62,014	80,027	103,017	56,295	74,308	97,298
8	150,398	1,069,192	1,092,315	1,123,074	69,192	92,315	123,074	64,900	88,023	118,782
9	173,668	1,075,796	1,104,661	1,144,705	75,796	104,661	144,705	72,931	101,796	141,840
10	198,102	1,081,716	1,116,946	1,167,945	81,716	116,946	167,945	80,289	115,519	166,518
11	223,757	1,087,233	1,129,601	1,193,644	87,233	129,601	193,644	87,233	129,601	193,644
12	250,695	1,091,967	1,142,117	1,221,334	91,967	142,117	221,334	91,967	142,117	221,334
13	278,979	1,095,888	1,154,446	1,251,186	95,888	154,446	251,186	95,888	154,446	251,186
14	308,678	1,099,125	1,166,702	1,283,557	99,125	166,702	283,557	99,125	166,702	283,557
15	339,862	1,101,609	1,178,800	1,318,633	101,609	178,800	318,633	101,609	178,800	318,633
20	520,789	1,096,702	1,229,701	1,538,279	96,702	229,701	538,279	96,702	229,701	538,279
25	751,702	1,053,788	1,249,479	1,852,281	53,788	249,479	852,281	53,788	249,479	852,281
30	1,046,412		1,209,160	2,299,808		209,160	1,299,808		209,160	1,299,808

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PRINCIPAL LIFE INSURANCE COMPANY
ILLUSTRATION 5	BENEFIT VARIABLE UNIVERSAL LIFE II
PLANNED PERIODIC PREMIUM $15,000	MALE AGE 45 PREFERRED NON-TOBACCO	Initial Total Face Amount $1,000,000
	ASSUMING CURRENT CHARGES	Death Benefit Option 3
(All States Except New York)

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,015,000	1,015,000	1,015,000	12,538	13,319	14,100	1,808	2,589	3,370
2	32,288	1,030,000	1,030,000	1,030,000	24,539	26,871	29,298	13,809	16,141	18,568
3	49,652	1,045,000	1,045,000	1,045,000	35,971	40,627	45,666	25,241	29,897	34,936
4	67,884	1,060,000	1,060,000	1,060,000	46,951	54,706	63,440	36,940	44,695	53,429
5	87,029	1,075,000	1,075,000	1,075,000	57,523	69,164	82,812	48,939	60,580	74,228
6	107,130	1,090,000	1,090,000	1,090,000	67,701	84,027	103,959	60,545	76,870	96,802
7	128,237	1,105,000	1,105,000	1,105,000	77,542	99,364	127,121	71,823	93,645	121,401
8	150,398	1,120,000	1,120,000	1,120,000	87,017	115,167	152,479	82,725	110,875	148,187
9	173,668	1,135,000	1,135,000	1,135,000	96,088	131,416	180,228	93,223	128,551	177,363
10	198,102	1,150,000	1,150,000	1,150,000	104,708	148,079	210,575	103,281	146,652	209,148
11	223,757	1,165,000	1,165,000	1,165,000	114,104	166,630	245,584	114,104	166,630	245,584
12	250,695	1,180,000	1,180,000	1,180,000	123,189	185,893	284,233	123,189	185,893	284,233
13	278,979	1,195,000	1,195,000	1,195,000	131,964	205,904	326,930	131,964	205,904	326,930
14	308,678	1,210,000	1,210,000	1,210,000	140,442	226,713	374,141	140,442	226,713	374,141
15	339,862	1,225,000	1,225,000	1,225,000	148,611	248,352	426,366	148,611	248,352	426,366
20	520,789	1,300,000	1,300,000	1,300,000	179,523	365,470	781,049	179,523	365,470	781,049
25	751,702	1,375,000	1,375,000	1,595,271	190,815	499,352	1,375,233	190,815	499,352	1,375,233
30	1,046,412	1,450,000	1,450,000	2,529,019	169,760	648,389	2,363,569	169,760	648,389	2,363,569

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PRINCIPAL LIFE INSURANCE COMPANY
ILLUSTRATION 6	BENEFIT VARIABLE UNIVERSAL LIFE II
PLANNED PERIODIC PREMIUM $15,000	MALE AGE 45 PREFERRED NON-TOBACCO	Initial Total Face Amount $1,000,000
	ASSUMING GUARANTEED CHARGES	Death Benefit Option 3
(All States Except New York)

		Death Benefit (2)			Policy Value (2)			Surrender Value (2)
		Assuming Hypothetical Gross			Assuming Hypothetical Gross			Assuming Hypothetical Gross
		Annual Investment Return of			Annual Investment Return of			Annual Investment Return of
End of	Accumulated	0%	6%	12%	0%	6%	12%	0%	6%	12%
Year	Premiums (1)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)	(-.97% Net)	(5.03% Net)	(11.03% Net)
1	15,750	1,015,000	1,015,000	1,015,000	10,007	10,707	11,409	0	0	679
2	32,288	1,030,000	1,030,000	1,030,000	19,586	21,606	23,714	8,856	10,876	12,984
3	49,652	1,045,000	1,045,000	1,045,000	28,709	32,673	36,978	17,979	21,943	26,248
4	67,884	1,060,000	1,060,000	1,060,000	37,500	44,038	51,429	27,489	34,027	41,418
5	87,029	1,075,000	1,075,000	1,075,000	45,932	55,682	67,160	37,348	47,098	58,576
6	107,130	1,090,000	1,090,000	1,090,000	53,955	67,564	84,256	46,798	60,407	77,099
7	128,237	1,105,000	1,105,000	1,105,000	61,509	79,632	102,798	55,790	73,913	97,079
8	150,398	1,120,000	1,120,000	1,120,000	68,482	91,777	122,830	64,190	87,485	118,538
9	173,668	1,135,000	1,135,000	1,135,000	74,823	103,948	144,461	71,958	101,083	141,596
10	198,102	1,150,000	1,150,000	1,150,000	80,403	116,015	167,748	78,976	114,588	166,321
11	223,757	1,165,000	1,165,000	1,165,000	85,476	128,398	193,567	85,476	128,398	193,567
12	250,695	1,180,000	1,180,000	1,180,000	89,648	140,584	221,493	89,648	140,584	221,493
13	278,979	1,195,000	1,195,000	1,195,000	92,865	152,514	251,745	92,865	152,514	251,745
14	308,678	1,210,000	1,210,000	1,210,000	95,245	164,298	284,735	95,245	164,298	284,735
15	339,862	1,225,000	1,225,000	1,225,000	96,687	175,838	320,729	96,687	175,838	320,729
20	520,789	1,300,000	1,300,000	1,300,000	81,541	221,605	554,931	81,541	221,605	554,931
25	751,702	1,375,000	1,375,000	1,375,000	10,774	226,738	930,154	10,774	226,738	930,154
30	1,046,412		1,450,000	1,698,424		141,164	1,587,312		141,164	1,587,312

(1)	Assumes net interest of 5% compounded annually

(2)	Assumes no policy loans have been made
The death benefit, policy value, and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX E — APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)
Guideline Premium/Cash Value Corridor Test

Insured’s	Percentage of	Insured’s	Percentage of	Insured’s	Percentage of
Attained Age	Surrender Value	Attained Age	Surrender Value	Attained Age	Surrender Value
0-40	250.00	53	164.00	66	119.00
41	243.00	54	157.00	67	118.00
42	236.00	55	150.00	68	117.00
43	229.00	56	146.00	69	116.00
44	222.00	57	142.00	70	115.00
45	215.00	58	138.00	71	113.00
46	209.00	59	134.00	72	111.00
47	203.00	60	130.00	73	109.00
48	197.00	61	128.00	74	107.00
49	191.00	62	126.00	75 -90	105.00
50	185.00	63	124.00	91	104.00
51	178.00	64	122.00	92	103.00
52	171.00	65	120.00	93	102.00
				94+	101.00

		Cash Value Accumulation Test (Percentage of Policy Value)— Male
		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Table:	Standard	2	3	4	5	6	7	8	9	10	11	12
Age:
0	1569.13%	1295.46%	1203.01%	1127.69%	1064.74%	1011.09%	964.65%	923.93%	887.84%	855.58%	826.50%	800.12%
1	1530.15%	1267.24%	1178.38%	1105.94%	1045.37%	993.74%	949.02%	909.80%	875.02%	843.92%	815.87%	790.43%
2	1482.94%	1230.32%	1144.91%	1075.27%	1017.04%	967.38%	924.36%	886.62%	853.16%	823.22%	796.23%	771.72%
3	1433.47%	1190.72%	1108.62%	1041.68%	985.69%	937.94%	896.57%	860.28%	828.09%	799.29%	773.31%	749.73%
4	1383.22%	1149.89%	1070.98%	1006.62%	952.80%	906.89%	867.11%	832.21%	801.25%	773.55%	748.56%	725.88%
5	1333.54%	1109.26%	1033.40%	971.53%	919.78%	875.64%	837.39%	803.83%	774.06%	747.42%	723.39%	701.57%
6	1285.51%	1069.93%	997.00%	937.52%	887.77%	845.33%	808.55%	776.28%	747.65%	722.03%	698.92%	677.94%
7	1239.23%	1032.01%	961.90%	904.73%	856.89%	816.09%	780.73%	749.70%	722.17%	697.53%	675.31%	655.13%
8	1194.50%	995.31%	927.92%	872.95%	826.97%	787.74%	753.74%	723.90%	697.43%	673.73%	652.36%	632.95%
9	1151.27%	959.81%	895.02%	842.18%	797.97%	760.25%	727.56%	698.87%	673.42%	650.63%	630.08%	611.41%
10	1109.62%	925.58%	863.30%	812.50%	770.00%	733.74%	702.31%	674.72%	650.24%	628.33%	608.56%	590.61%
11	1069.37%	892.47%	832.60%	783.77%	742.91%	708.04%	677.82%	651.29%	627.76%	606.69%	587.68%	570.41%
12	1030.88%	860.84%	803.30%	756.35%	717.07%	683.55%	654.50%	628.99%	606.36%	586.10%	567.82%	551.21%
13	994.22%	830.80%	775.49%	730.36%	692.60%	660.37%	632.44%	607.91%	586.15%	566.67%	549.09%	533.12%
14	959.26%	802.20%	749.04%	705.66%	669.36%	638.38%	611.53%	587.95%	567.02%	548.29%	531.38%	516.02%
15	926.02%	775.10%	724.01%	682.32%	647.43%	617.65%	591.83%	569.16%	549.04%	531.03%	514.77%	500.00%
16	894.82%	749.82%	700.73%	660.67%	627.14%	598.52%	573.70%	551.91%	532.56%	515.24%	499.61%	485.40%
17	865.39%	726.11%	678.95%	640.46%	608.24%	580.74%	556.89%	535.94%	517.35%	500.69%	485.66%	472.00%
18	837.56%	703.81%	658.52%	621.55%	590.60%	564.18%	541.26%	521.13%	503.26%	487.26%	472.80%	459.67%
19	810.85%	682.43%	638.94%	603.44%	573.71%	548.33%	526.32%	506.98%	489.81%	474.43%	460.54%	447.92%
20	785.02%	661.73%	619.97%	585.89%	557.34%	532.97%	511.83%	493.26%	476.77%	461.99%	448.65%	436.52%
21	759.92%	641.57%	601.48%	568.76%	541.36%	517.96%	497.66%	479.83%	463.99%	449.80%	436.99%	425.34%
22	735.44%	621.83%	583.36%	551.95%	525.65%	503.18%	483.70%	466.58%	451.37%	437.74%	425.44%	414.25%
23	711.67%	602.62%	565.70%	535.55%	510.31%	488.75%	470.04%	453.61%	439.01%	425.93%	414.12%	403.38%
24	688.55%	583.88%	548.44%	519.51%	495.29%	474.60%	456.65%	440.87%	426.87%	414.31%	402.98%	392.67%
25	666.09%	565.64%	531.63%	503.87%	480.63%	460.77%	443.55%	428.42%	414.98%	402.93%	392.05%	382.16%
26	644.29%	547.89%	515.26%	488.62%	466.32%	447.27%	430.75%	416.23%	403.34%	391.78%	381.34%	371.85%
27	623.22%	530.72%	499.42%	473.86%	452.47%	434.20%	418.35%	404.42%	392.06%	380.97%	370.96%	361.86%
28	602.86%	514.11%	484.08%	459.57%	439.05%	421.53%	406.33%	392.97%	381.11%	370.49%	360.89%	352.16%
29	583.03%	497.88%	469.07%	445.56%	425.88%	409.07%	394.50%	381.70%	370.33%	360.14%	350.94%	342.57%
30	563.67%	481.96%	454.32%	431.77%	412.90%	396.79%	382.81%	370.53%	359.63%	349.86%	341.04%	333.03%
31	544.80%	466.40%	439.89%	418.26%	400.16%	384.70%	371.30%	359.53%	349.08%	339.72%	331.26%	323.58%
32	526.44%	451.20%	425.76%	405.02%	387.66%	372.84%	359.99%	348.70%	338.68%	329.70%	321.60%	314.23%
33	508.58%	436.38%	411.98%	392.08%	375.43%	361.22%	348.89%	338.07%	328.46%	319.86%	312.09%	305.03%
34	491.28%	421.99%	398.58%	379.49%	363.52%	349.89%	338.07%	327.69%	318.48%	310.24%	302.79%	296.02%
35	474.52%	408.03%	385.57%	367.26%	351.94%	338.87%	327.54%	317.59%	308.76%	300.85%	293.71%	287.23%
36	458.30%	394.49%	372.94%	355.37%	340.68%	328.15%	317.28%	307.74%	299.28%	291.70%	284.86%	278.64%
37	442.66%	381.42%	360.75%	343.90%	329.81%	317.79%	307.37%	298.23%	290.11%	282.85%	276.29%	270.34%
38	427.55%	368.79%	348.96%	332.79%	319.28%	307.76%	297.77%	289.00%	281.23%	274.26%	267.98%	262.27%
39	413.01%	356.62%	337.60%	322.10%	309.14%	298.09%	288.52%	280.12%	272.66%	265.99%	259.97%	254.50%
40	399.00%	344.90%	326.65%	311.79%	299.37%	288.77%	279.60%	271.54%	264.40%	258.01%	252.24%	247.00%
41	385.51%	333.61%	316.11%	301.86%	289.94%	279.79%	270.99%	263.28%	256.43%	250.31%	244.79%	239.77%
42	372.54%	322.75%	305.97%	292.30%	280.89%	271.15%	262.73%	255.33%	248.78%	242.91%	237.62%	232.82%
43	360.09%	312.33%	296.24%	283.14%	272.20%	262.87%	254.80%	247.72%	241.44%	235.82%	230.75%	226.15%
44	348.13%	302.34%	286.91%	274.36%	263.87%	254.94%	247.20%	240.42%	234.41%	229.03%	224.18%	219.78%
45	336.69%	292.78%	277.99%	265.96%	255.92%	247.36%	239.95%	233.46%	227.71%	222.56%	217.92%	213.71%
46	325.73%	283.63%	269.47%	257.94%	248.32%	240.13%	233.04%	226.83%	221.32%	216.39%	211.96%	207.93%
47	315.22%	274.86%	261.29%	250.26%	241.04%	233.20%	226.42%	220.47%	215.20%	210.49%	206.25%	202.40%
48	305.12%	266.45%	253.45%	242.88%	234.07%	226.56%	220.07%	214.38%	209.35%	204.84%	200.79%	197.11%
49	295.35%	258.29%	245.85%	235.73%	227.29%	220.11%	213.90%	208.46%	203.64%	199.34%	195.46%	191.94%
50	285.91%	250.40%	238.48%	228.79%	220.71%	213.84%	207.90%	202.70%	198.09%	193.98%	190.28%	186.92%
51	276.80%	242.77%	231.35%	222.08%	214.35%	207.78%	202.10%	197.12%	192.72%	188.79%	185.25%	182.04%
52	268.02%	235.43%	224.49%	215.62%	208.22%	201.93%	196.50%	191.75%	187.54%	183.78%	180.40%	177.34%
53	259.61%	228.39%	217.92%	209.43%	202.36%	196.34%	191.15%	186.60%	182.59%	179.00%	175.77%	172.85%
54	251.56%	221.65%	211.64%	203.51%	196.75%	191.00%	186.03%	181.69%	177.85%	174.43%	171.35%	168.55%
55	243.86%	215.23%	205.65%	197.88%	191.41%	185.91%	181.17%	177.03%	173.36%	170.09%	167.15%	164.49%
56	236.52%	209.12%	199.96%	192.53%	186.35%	181.10%	176.57%	172.61%	169.11%	166.00%	163.19%	160.65%
57	229.52%	203.30%	194.54%	187.44%	181.54%	176.53%	172.21%	168.43%	165.10%	162.12%	159.45%	157.03%
58	222.84%	197.76%	189.39%	182.61%	176.97%	172.19%	168.07%	164.47%	161.29%	158.45%	155.91%	153.61%
59	216.41%	192.43%	184.43%	177.95%	172.57%	168.01%	164.08%	160.65%	157.62%	154.92%	152.49%	150.30%
60	210.23%	187.30%	179.66%	173.48%	168.34%	163.99%	160.24%	156.97%	154.09%	151.52%	149.21%	147.12%
61	204.30%	182.38%	175.09%	169.19%	164.29%	160.15%	156.57%	153.46%	150.71%	148.26%	146.07%	144.08%
62	198.65%	177.71%	170.74%	165.12%	160.45%	156.50%	153.09%	150.13%	147.51%	145.18%	143.10%	141.21%
63	193.28%	173.28%	166.64%	161.27%	156.83%	153.06%	149.82%	147.00%	144.51%	142.30%	140.32%	138.52%
64	188.19%	169.10%	162.77%	157.66%	153.42%	149.84%	146.76%	144.08%	141.71%	139.61%	137.73%	136.03%
65	183.35%	165.14%	159.11%	154.24%	150.21%	146.81%	143.88%	141.33%	139.09%	137.09%	135.30%	133.69%
66	178.74%	161.38%	155.64%	151.01%	147.18%	143.94%	141.16%	138.75%	136.62%	134.73%	133.03%	131.51%
67	174.34%	157.79%	152.33%	147.93%	144.29%	141.22%	138.58%	136.29%	134.28%	132.49%	130.88%	129.44%
68	170.11%	154.35%	149.15%	144.97%	141.52%	138.61%	136.11%	133.94%	132.03%	130.34%	128.82%	127.46%

		Cash Value Accumulation Test (Percentage of Policy Value)— Male
		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Table:	Standard	2	3	4	5	6	7	8	9	10	11	12
Age:
69	166.04%	151.04%	146.10%	142.14%	138.86%	136.10%	133.74%	131.69%	129.88%	128.28%	126.85%	125.56%
70	162.12%	147.85%	143.16%	139.39%	136.29%	133.68%	131.44%	129.50%	127.80%	126.29%	124.94%	123.72%
71	158.36%	144.78%	140.33%	136.76%	133.82%	131.35%	129.24%	127.40%	125.79%	124.37%	123.10%	121.95%
72	154.74%	141.83%	137.61%	134.23%	131.45%	129.11%	127.12%	125.39%	123.87%	122.53%	121.33%	120.25%
73	151.32%	139.06%	135.06%	131.86%	129.23%	127.02%	125.14%	123.50%	122.07%	120.81%	119.68%	118.67%
74	148.07%	136.43%	132.64%	129.61%	127.13%	125.04%	123.27%	121.73%	120.39%	119.20%	118.14%	117.19%
75	144.97%	133.92%	130.33%	127.47%	125.13%	123.17%	121.49%	120.05%	118.79%	117.67%	116.68%	115.79%
76	142.02%	131.53%	128.14%	125.44%	123.23%	121.38%	119.81%	118.45%	117.27%	116.22%	115.29%	114.46%
77	139.20%	129.26%	126.05%	123.50%	121.42%	119.68%	118.20%	116.93%	115.82%	114.84%	113.97%	113.19%
78	136.52%	127.10%	124.07%	121.66%	119.70%	118.07%	116.68%	115.48%	114.44%	113.53%	112.71%	111.99%
79	133.99%	125.07%	122.20%	119.94%	118.09%	116.55%	115.25%	114.13%	113.16%	112.30%	111.54%	110.86%
80	131.61%	123.17%	120.47%	118.33%	116.60%	115.15%	113.93%	112.88%	111.97%	111.17%	110.46%	109.83%
81	129.39%	121.40%	118.85%	116.84%	115.21%	113.85%	112.71%	111.72%	110.87%	110.12%	109.46%	108.87%
82	127.31%	119.76%	117.36%	115.47%	113.93%	112.66%	111.59%	110.67%	109.87%	109.18%	108.56%	108.01%
83	125.37%	118.23%	115.97%	114.19%	112.75%	111.56%	110.55%	109.69%	108.95%	108.30%	107.73%	107.22%
84	123.54%	116.80%	114.66%	112.99%	111.64%	110.52%	109.58%	108.78%	108.09%	107.48%	106.95%	106.47%
85	121.83%	115.46%	113.45%	111.87%	110.60%	109.56%	108.68%	107.93%	107.29%	106.72%	106.23%	105.78%
86	120.23%	114.22%	112.32%	110.84%	109.65%	108.67%	107.85%	107.15%	106.55%	106.02%	105.56%	105.15%
87	118.75%	113.08%	111.29%	109.90%	108.78%	107.86%	107.09%	106.43%	105.87%	105.38%	104.95%	104.57%
88	117.39%	112.05%	110.36%	109.04%	107.99%	107.12%	106.40%	105.79%	105.26%	104.80%	104.40%	104.05%
89	116.14%	111.11%	109.52%	108.27%	107.28%	106.46%	105.79%	105.21%	104.72%	104.29%	103.91%	103.58%
90	114.98%	110.27%	108.76%	107.59%	106.65%	105.88%	105.24%	104.70%	104.24%	103.83%	103.48%	103.17%
91	113.92%	109.52%	108.10%	106.99%	106.11%	105.38%	104.78%	104.27%	103.83%	103.45%	103.12%	102.83%
92	112.89%	108.82%	107.49%	106.44%	105.60%	104.92%	104.35%	103.87%	103.46%	103.10%	102.79%	102.51%
93	111.89%	108.16%	106.91%	105.93%	105.14%	104.49%	103.95%	103.50%	103.11%	102.78%	102.48%	102.23%
94	110.88%	107.53%	106.38%	105.45%	104.71%	104.10%	103.59%	103.16%	102.79%	102.48%	102.20%	101.97%
95	109.83%	106.91%	105.87%	105.01%	104.32%	103.74%	103.26%	102.85%	102.50%	102.20%	101.97%	101.00%
96	108.68%	106.29%	105.38%	104.61%	103.97%	103.43%	102.98%	102.59%	102.26%	101.98%	101.00%	101.00%
97	107.33%	105.55%	104.82%	104.18%	103.61%	103.13%	102.71%	102.34%	102.03%	101.97%	101.00%	101.00%
98	105.61%	104.55%	104.06%	103.61%	103.19%	102.80%	102.44%	102.11%	101.97%	101.00%	101.00%	101.00%
99	103.30%	102.95%	102.78%	102.61%	102.44%	102.26%	102.09%	101.97%	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (Percentage of Policy Value) — Male

	425%	450%	475%	500%
Table:	13	14	15	16
Age:
0	776.05%	753.97%	733.62%	714.80%
1	767.20%	745.88%	726.23%	708.04%
2	749.35%	728.82%	709.89%	692.36%
3	728.20%	708.44%	690.22%	673.35%
4	705.17%	686.16%	668.63%	652.39%
5	681.65%	663.36%	646.50%	630.88%
6	658.78%	641.19%	624.97%	609.94%
7	636.70%	619.78%	604.17%	589.72%
8	615.23%	598.95%	583.94%	570.04%
9	594.36%	578.71%	564.27%	550.90%
10	574.22%	559.16%	545.27%	532.41%
11	554.64%	540.16%	526.80%	514.43%
12	536.05%	522.12%	509.27%	497.36%
13	518.53%	505.13%	492.77%	481.32%
14	501.99%	489.10%	477.21%	466.20%
15	486.50%	474.11%	462.67%	452.07%
16	472.42%	460.50%	449.49%	439.30%
17	459.52%	448.05%	437.46%	427.65%
18	447.67%	436.64%	426.46%	417.02%
19	436.38%	425.78%	415.99%	406.92%
20	425.44%	415.25%	405.84%	397.12%
21	414.69%	404.90%	395.86%	387.48%
22	404.03%	394.62%	385.94%	377.89%
23	393.56%	384.53%	376.20%	368.47%
24	383.24%	374.58%	366.58%	359.16%
25	373.12%	364.80%	357.12%	350.00%
26	363.18%	355.20%	347.83%	341.00%
27	353.54%	345.89%	338.82%	332.27%
28	344.19%	336.85%	330.08%	323.80%
29	334.92%	327.89%	321.40%	315.38%
30	325.70%	318.96%	312.73%	306.96%
31	316.55%	310.09%	304.13%	298.60%
32	307.50%	301.31%	295.59%	290.29%
33	298.57%	292.64%	287.17%	282.09%
34	289.84%	284.15%	278.90%	274.04%
35	281.30%	275.85%	270.83%	266.16%
36	272.96%	267.74%	262.93%	258.46%
37	264.89%	259.89%	255.28%	251.00%
38	257.06%	252.27%	247.85%	243.75%
39	249.51%	244.92%	240.68%	236.76%
40	242.22%	237.82%	233.77%	230.02%
41	235.19%	230.98%	227.10%	223.50%
42	228.43%	224.40%	220.69%	217.24%
43	221.96%	218.10%	214.55%	211.25%
44	215.76%	212.07%	208.67%	205.52%
45	209.86%	206.34%	203.08%	200.07%
46	204.25%	200.88%	197.77%	194.90%
47	198.89%	195.67%	192.70%	189.95%
48	193.75%	190.67%	187.84%	185.21%
49	188.74%	185.80%	183.09%	180.59%
50	183.86%	181.05%	178.46%	176.07%
51	179.12%	176.44%	173.97%	171.69%
52	174.55%	171.99%	169.64%	167.46%
53	170.18%	167.74%	165.49%	163.42%
54	166.01%	163.68%	161.54%	159.56%
55	162.06%	159.84%	157.80%	155.92%
56	158.34%	156.23%	154.28%	152.49%
57	154.83%	152.82%	150.96%	149.26%
58	151.51%	149.59%	147.83%	146.21%
59	148.31%	146.48%	144.81%	143.26%
60	145.23%	143.49%	141.90%	140.43%
61	142.28%	140.63%	139.12%	137.72%
62	139.50%	137.93%	136.49%	135.17%
63	136.90%	135.41%	134.05%	132.79%
64	134.48%	133.07%	131.78%	130.59%
65	132.23%	130.89%	129.67%	128.54%
66	130.12%	128.86%	127.70%	126.63%
67	128.13%	126.93%	125.84%	124.83%
68	126.22%	125.09%	124.06%	123.11%
69	124.39%	123.33%	122.36%	121.46%

Cash Value Accumulation Test (Percentage of Policy Value)— Male

	425%	450%	475%	500%
Table:	13	14	15	16
Age:
70	122.62%	121.62%	120.70%	119.86%
71	120.92%	119.97%	119.11%	118.32%
72	119.28%	118.39%	117.58%	116.84%
73	117.76%	116.93%	116.17%	115.47%
74	116.33%	115.56%	114.84%	114.19%
75	114.99%	114.26%	113.59%	112.98%
76	113.71%	113.03%	112.41%	111.84%
77	112.49%	111.85%	111.27%	110.74%
78	111.33%	110.74%	110.20%	109.71%
79	110.25%	109.70%	109.20%	108.74%
80	109.26%	108.74%	108.28%	107.85%
81	108.34%	107.86%	107.43%	107.03%
82	107.52%	107.07%	106.67%	106.30%
83	106.76%	106.34%	105.97%	105.63%
84	106.05%	105.67%	105.32%	105.00%
85	105.39%	105.03%	104.71%	104.42%
86	104.78%	104.45%	104.15%	103.88%
87	104.23%	103.92%	103.64%	103.39%
88	103.73%	103.44%	103.19%	102.95%
89	103.28%	103.02%	102.78%	102.56%
90	102.89%	102.64%	102.42%	102.22%
91	102.56%	102.33%	102.13%	101.97%
92	102.27%	102.05%	101.97%	101.00%
93	102.00%	101.97%	101.00%	101.00%
94	101.97%	101.00%	101.00%	101.00%
95	101.00%	101.00%	101.00%	101.00%
96	101.00%	101.00%	101.00%	101.00%
97	101.00%	101.00%	101.00%	101.00%
98	101.00%	101.00%	101.00%	101.00%
99	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%

		Cash Value Accumulation Test (Percentage of Policy Value) — Female
		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Table:	Standard	2	3	4	5	6	7	8	9	10	11	12
Age:
0	1871.18%	1550.58%	1442.06%	1353.71%	1279.93%	1217.10%	1162.74%	1115.10%	1072.89%	1035.14%	1001.13%	970.28%
1	1814.33%	1506.36%	1402.09%	1317.18%	1246.26%	1185.87%	1133.61%	1087.79%	1047.20%	1010.90%	978.18%	948.49%
2	1754.86%	1458.98%	1358.78%	1277.18%	1209.02%	1150.97%	1100.73%	1056.69%	1017.66%	982.76%	951.30%	922.75%
3	1694.51%	1410.18%	1313.89%	1235.46%	1169.96%	1114.16%	1065.87%	1023.53%	986.01%	952.46%	922.21%	894.76%
4	1634.44%	1361.19%	1268.64%	1193.25%	1130.29%	1076.65%	1030.23%	989.53%	953.46%	921.21%	892.13%	865.73%
5	1576.08%	1313.46%	1224.50%	1152.05%	1091.52%	1039.97%	995.34%	956.22%	921.55%	890.54%	862.58%	837.21%
6	1519.42%	1267.00%	1181.50%	1111.86%	1053.68%	1004.12%	961.23%	923.62%	890.29%	860.48%	833.60%	809.21%
7	1464.64%	1222.04%	1139.86%	1072.92%	1017.00%	969.37%	928.13%	891.98%	859.94%	831.28%	805.44%	781.99%
8	1412.28%	1179.12%	1100.14%	1035.80%	982.05%	936.27%	896.63%	861.89%	831.09%	803.54%	778.70%	756.16%
9	1361.63%	1137.56%	1061.65%	999.81%	948.15%	904.14%	866.05%	832.65%	803.04%	776.56%	752.69%	731.02%
10	1312.67%	1097.32%	1024.36%	964.92%	915.27%	872.97%	836.36%	804.26%	775.80%	750.34%	727.40%	706.56%
11	1265.49%	1058.52%	988.40%	931.28%	883.56%	842.90%	807.71%	776.86%	749.50%	725.04%	702.98%	682.96%
12	1220.02%	1021.12%	953.73%	898.83%	852.96%	813.89%	780.06%	750.41%	724.12%	700.60%	679.40%	660.15%
13	1176.58%	985.44%	920.68%	867.92%	823.84%	786.29%	753.79%	725.28%	700.02%	677.41%	657.04%	638.54%
14	1134.91%	951.25%	889.02%	838.32%	795.96%	759.88%	728.64%	701.25%	676.97%	655.25%	635.66%	617.89%
15	1094.92%	918.45%	858.65%	809.94%	769.24%	734.56%	704.55%	678.23%	654.90%	634.02%	615.20%	598.12%
16	1056.41%	886.86%	829.40%	782.59%	743.49%	710.17%	681.33%	656.04%	633.62%	613.56%	595.48%	579.07%
17	1019.50%	856.61%	801.41%	756.43%	718.86%	686.85%	659.14%	634.85%	613.31%	594.04%	576.67%	560.90%
18	983.92%	827.43%	774.40%	731.19%	695.10%	664.35%	637.73%	614.38%	593.69%	575.18%	558.49%	543.34%
19	949.61%	799.27%	748.33%	706.82%	672.15%	642.61%	617.04%	594.61%	574.73%	556.95%	540.92%	526.37%
20	916.60%	772.18%	723.24%	683.37%	650.06%	621.69%	597.12%	575.59%	556.49%	539.41%	524.01%	510.03%
21	884.67%	745.94%	698.93%	660.63%	628.64%	601.38%	577.79%	557.10%	538.76%	522.36%	507.57%	494.14%
22	853.79%	720.53%	675.37%	638.58%	607.85%	581.67%	559.01%	539.14%	521.53%	505.78%	491.57%	478.68%
23	823.99%	695.98%	652.61%	617.27%	587.76%	562.61%	540.85%	521.77%	504.85%	489.72%	476.08%	463.70%
24	795.11%	672.15%	630.49%	596.55%	568.20%	544.05%	523.15%	504.82%	488.58%	474.05%	460.95%	449.06%
25	767.25%	649.13%	609.11%	576.52%	549.29%	526.10%	506.02%	488.42%	472.82%	458.87%	446.29%	434.87%
26	740.35%	626.89%	588.46%	557.15%	531.00%	508.72%	489.44%	472.54%	457.56%	444.16%	432.08%	421.12%
27	714.38%	605.40%	568.48%	538.41%	513.30%	491.91%	473.39%	457.16%	442.78%	429.91%	418.32%	407.79%
28	689.39%	584.72%	549.26%	520.38%	496.26%	475.72%	457.94%	442.36%	428.55%	416.19%	405.06%	394.96%
29	665.29%	564.76%	530.70%	502.97%	479.81%	460.08%	443.01%	428.05%	414.79%	402.93%	392.24%	382.54%
30	642.04%	545.49%	512.78%	486.15%	463.91%	444.97%	428.58%	414.21%	401.48%	390.10%	379.84%	370.53%
31	619.58%	526.85%	495.44%	469.86%	448.51%	430.32%	414.58%	400.79%	388.57%	377.64%	367.79%	358.85%
32	597.97%	508.91%	478.75%	454.19%	433.68%	416.22%	401.11%	387.87%	376.14%	365.65%	356.19%	347.62%
33	577.13%	491.61%	462.64%	439.06%	419.37%	402.60%	388.10%	375.39%	364.13%	354.06%	344.98%	336.75%
34	557.07%	474.93%	447.12%	424.48%	405.57%	389.48%	375.55%	363.35%	352.54%	342.88%	334.17%	326.27%
35	537.75%	458.88%	432.18%	410.44%	392.29%	376.84%	363.48%	351.76%	341.39%	332.12%	323.76%	316.18%
36	519.22%	443.50%	417.86%	396.99%	379.57%	364.74%	351.91%	340.67%	330.72%	321.82%	313.80%	306.53%
37	501.37%	428.66%	404.05%	384.01%	367.29%	353.06%	340.75%	329.96%	320.41%	311.87%	304.18%	297.20%
38	484.19%	414.39%	390.76%	371.53%	355.48%	341.82%	330.01%	319.66%	310.49%	302.30%	294.93%	288.23%
39	467.62%	400.61%	377.93%	359.47%	344.06%	330.96%	319.62%	309.69%	300.90%	293.04%	285.97%	279.55%
40	451.63%	387.30%	365.52%	347.81%	333.03%	320.45%	309.57%	300.05%	291.61%	284.07%	277.29%	271.13%
41	436.21%	374.45%	353.55%	336.55%	322.36%	310.29%	299.85%	290.72%	282.63%	275.40%	268.89%	262.98%
42	421.34%	362.05%	341.99%	325.67%	312.06%	300.48%	290.47%	281.70%	273.94%	267.01%	260.77%	255.10%
43	407.02%	350.11%	330.86%	315.20%	302.14%	291.03%	281.42%	273.01%	265.57%	258.92%	252.93%	247.51%
44	393.24%	338.62%	320.14%	305.11%	292.58%	281.92%	272.71%	264.64%	257.50%	251.13%	245.38%	240.18%
45	379.99%	327.56%	309.83%	295.41%	283.39%	273.16%	264.32%	256.59%	249.74%	243.62%	238.12%	233.13%
46	367.25%	316.93%	299.92%	286.09%	274.55%	264.74%	256.26%	248.85%	242.28%	236.42%	231.14%	226.36%
47	355.02%	306.74%	290.41%	277.14%	266.08%	256.67%	248.54%	241.43%	235.13%	229.51%	224.45%	219.87%
48	343.31%	296.98%	281.32%	268.59%	257.97%	248.95%	241.16%	234.34%	228.30%	222.92%	218.07%	213.68%
49	332.07%	287.63%	272.60%	260.39%	250.22%	241.57%	234.09%	227.56%	221.77%	216.61%	211.97%	207.76%
50	321.32%	278.69%	264.28%	252.57%	242.82%	234.52%	227.36%	221.09%	215.55%	210.61%	206.16%	202.13%
51	311.03%	270.14%	256.33%	245.10%	235.75%	227.80%	220.94%	214.93%	209.62%	204.88%	200.62%	196.76%
52	301.18%	261.97%	248.73%	237.97%	229.00%	221.39%	214.81%	209.06%	203.97%	199.44%	195.35%	191.66%
53	291.76%	254.18%	241.48%	231.17%	222.58%	215.28%	208.98%	203.48%	198.61%	194.26%	190.35%	186.82%
54	282.76%	246.74%	234.57%	224.69%	216.46%	209.47%	203.44%	198.17%	193.50%	189.35%	185.61%	182.22%
55	274.15%	239.63%	227.97%	218.51%	210.63%	203.93%	198.16%	193.11%	188.65%	184.67%	181.09%	177.85%
56	265.90%	232.83%	221.67%	212.61%	205.06%	198.66%	193.13%	188.30%	184.03%	180.22%	176.80%	173.70%
57	258.03%	226.35%	215.66%	206.99%	199.77%	193.64%	188.35%	183.73%	179.65%	176.01%	172.74%	169.78%
58	250.49%	220.16%	209.93%	201.63%	194.72%	188.86%	183.80%	179.38%	175.48%	172.00%	168.88%	166.05%
59	243.28%	214.25%	204.46%	196.52%	189.91%	184.31%	179.48%	175.25%	171.53%	168.20%	165.22%	162.52%
60	236.36%	208.59%	199.22%	191.63%	185.31%	179.96%	175.34%	171.30%	167.74%	164.57%	161.72%	159.14%
61	229.72%	203.15%	194.19%	186.93%	180.90%	175.78%	171.37%	167.52%	164.12%	161.09%	158.38%	155.92%
62	223.33%	197.92%	189.37%	182.43%	176.66%	171.78%	167.57%	163.89%	160.65%	157.76%	155.17%	152.83%
63	217.19%	192.91%	184.73%	178.10%	172.60%	167.93%	163.92%	160.41%	157.32%	154.57%	152.10%	149.87%
64	211.28%	188.08%	180.27%	173.94%	168.69%	164.24%	160.41%	157.07%	154.12%	151.50%	149.15%	147.02%
65	205.60%	183.43%	175.97%	169.94%	164.93%	160.69%	157.04%	153.85%	151.05%	148.55%	146.31%	144.29%
66	200.13%	178.96%	171.85%	166.09%	161.31%	157.27%	153.79%	150.76%	148.09%	145.72%	143.59%	141.66%
67	194.87%	174.67%	167.88%	162.39%	157.84%	153.99%	150.68%	147.79%	145.25%	142.99%	140.97%	139.14%
68	189.81%	170.53%	164.06%	158.83%	154.50%	150.83%	147.68%	144.94%	142.53%	140.38%	138.46%	136.72%

		Cash Value Accumulation Test (Percentage of Policy Value) – Female

Table:		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Age:	Standard	2	3	4	5	6	7	8	9	10	11	12
69	184.95%	166.57%	160.40%	155.41%	151.29%	147.80%	144.81%	142.20%	139.91%	137.87%	136.05%	134.40%
70	180.27%	162.75%	156.88%	152.13%	148.21%	144.89%	142.05%	139.57%	137.40%	135.47%	133.74%	132.18%
71	175.79%	159.10%	153.50%	148.99%	145.26%	142.11%	139.41%	137.06%	135.00%	133.16%	131.52%	130.05%
72	171.49%	155.60%	150.28%	145.99%	142.44%	139.45%	136.89%	134.66%	132.71%	130.97%	129.42%	128.02%
73	167.38%	152.26%	147.20%	143.12%	139.75%	136.92%	134.49%	132.38%	130.53%	128.89%	127.42%	126.10%
74	163.44%	149.06%	144.25%	140.38%	137.19%	134.50%	132.20%	130.21%	128.45%	126.90%	125.52%	124.27%
75	159.67%	146.01%	141.45%	137.77%	134.75%	132.20%	130.02%	128.14%	126.48%	125.02%	123.71%	122.53%
76	156.07%	143.09%	138.76%	135.28%	132.41%	130.00%	127.95%	126.16%	124.60%	123.22%	121.99%	120.88%
77	152.61%	140.31%	136.20%	132.90%	130.19%	127.91%	125.97%	124.28%	122.81%	121.51%	120.35%	119.31%
78	149.31%	137.64%	133.75%	130.63%	128.06%	125.91%	124.07%	122.49%	121.10%	119.88%	118.79%	117.81%
79	146.14%	135.09%	131.40%	128.45%	126.03%	124.00%	122.27%	120.77%	119.47%	118.32%	117.30%	116.38%
80	143.10%	132.65%	129.16%	126.37%	124.08%	122.16%	120.53%	119.13%	117.90%	116.82%	115.86%	115.00%
81	140.19%	130.30%	127.01%	124.37%	122.21%	120.40%	118.86%	117.54%	116.39%	115.37%	114.47%	113.67%
82	137.46%	128.12%	125.01%	122.52%	120.47%	118.77%	117.33%	116.08%	115.00%	114.05%	113.20%	112.45%
83	134.91%	126.10%	123.16%	120.81%	118.88%	117.28%	115.92%	114.75%	113.73%	112.84%	112.05%	111.34%
84	132.49%	124.20%	121.43%	119.21%	117.40%	115.89%	114.61%	113.51%	112.56%	111.72%	110.98%	110.32%
85	130.20%	122.42%	119.80%	117.72%	116.01%	114.59%	113.39%	112.36%	111.46%	110.68%	109.99%	109.37%
86	128.04%	120.75%	118.30%	116.33%	114.73%	113.39%	112.26%	111.30%	110.46%	109.73%	109.08%	108.50%
87	125.96%	119.14%	116.83%	114.99%	113.48%	112.22%	111.16%	110.25%	109.46%	108.78%	108.17%	107.63%
88	124.03%	117.68%	115.52%	113.79%	112.37%	111.19%	110.19%	109.33%	108.59%	107.95%	107.37%	106.87%
89	122.23%	116.36%	114.34%	112.72%	111.39%	110.28%	109.34%	108.54%	107.84%	107.23%	106.69%	106.21%
90	120.55%	115.16%	113.29%	111.78%	110.54%	109.50%	108.63%	107.87%	107.22%	106.65%	106.15%	105.70%
91	118.92%	114.03%	112.32%	110.92%	109.77%	108.82%	108.00%	107.31%	106.70%	106.17%	105.71%	105.29%
92	117.17%	112.78%	111.22%	109.94%	108.88%	107.99%	107.25%	106.60%	106.05%	105.56%	105.13%	104.75%
93	115.39%	111.50%	110.08%	108.91%	107.94%	107.13%	106.44%	105.85%	105.34%	104.89%	104.50%	104.15%
94	113.63%	110.24%	108.97%	107.92%	107.04%	106.29%	105.66%	105.11%	104.64%	104.24%	103.88%	103.56%
95	111.88%	109.03%	107.93%	106.99%	106.20%	105.52%	104.93%	104.43%	104.00%	103.62%	103.28%	102.99%
96	110.15%	107.90%	106.98%	106.18%	105.49%	104.88%	104.35%	103.88%	103.48%	103.13%	102.81%	102.54%
97	108.30%	106.71%	106.02%	105.40%	104.83%	104.32%	103.85%	103.44%	103.06%	102.73%	102.43%	102.16%
98	106.19%	105.33%	104.93%	104.54%	104.18%	103.83%	103.50%	103.18%	102.89%	102.61%	102.34%	102.10%
99	103.48%	103.22%	103.09%	102.96%	102.83%	102.70%	102.57%	102.44%	102.31%	102.19%	102.06%	101.97%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (Percentage of Policy Value) –Female

Table:	425%	450%	475%	500%
Age:	13	14	15	16
0	942.11%	916.27%	892.44%	870.39%
1	921.39%	896.52%	873.59%	852.36%
2	896.69%	872.77%	850.71%	830.29%
3	869.70%	846.70%	825.49%	805.85%
4	841.64%	819.52%	799.13%	780.25%
5	814.04%	792.78%	773.17%	755.01%
6	786.94%	766.49%	747.64%	730.19%
7	760.58%	740.93%	722.80%	706.02%
8	735.57%	716.68%	699.25%	683.12%
9	711.23%	693.07%	676.32%	660.80%
10	687.54%	670.08%	653.98%	639.07%
11	664.67%	647.89%	632.41%	618.07%
12	642.58%	626.44%	611.56%	597.78%
13	621.65%	606.14%	591.84%	578.60%
14	601.65%	586.75%	573.01%	560.28%
15	582.52%	568.20%	554.99%	542.76%
16	564.08%	550.32%	537.62%	525.87%
17	546.49%	533.27%	521.08%	509.78%
18	529.50%	516.80%	505.09%	494.24%
19	513.08%	500.87%	489.62%	479.20%
20	497.27%	485.55%	474.74%	464.73%
21	481.88%	470.63%	460.25%	450.63%
22	466.90%	456.10%	446.13%	436.89%
23	452.39%	442.01%	432.44%	423.58%
24	438.20%	428.23%	419.04%	410.53%
25	424.45%	414.88%	406.05%	397.88%
26	411.11%	401.92%	393.45%	385.61%
27	398.18%	389.36%	381.23%	373.69%
28	385.73%	377.26%	369.45%	362.23%
29	373.69%	365.56%	358.06%	351.13%
30	362.03%	354.23%	347.03%	340.37%
31	350.69%	343.21%	336.30%	329.91%
32	339.79%	332.60%	325.98%	319.84%
33	329.24%	322.34%	315.99%	310.10%
34	319.06%	312.45%	306.35%	300.70%
35	309.26%	302.91%	297.06%	291.65%
36	299.89%	293.80%	288.19%	283.00%
37	290.84%	285.00%	279.62%	274.64%
38	282.13%	276.53%	271.37%	266.59%
39	273.69%	268.32%	263.38%	258.80%
40	265.52%	260.37%	255.62%	251.23%
41	257.60%	252.66%	248.12%	243.91%
42	249.94%	245.21%	240.85%	236.82%
43	242.56%	238.02%	233.84%	229.98%
44	235.44%	231.09%	227.08%	223.38%
45	228.58%	224.42%	220.58%	217.03%
46	222.00%	218.01%	214.33%	210.93%
47	215.69%	211.87%	208.34%	205.08%
48	209.68%	206.01%	202.63%	199.51%
49	203.92%	200.41%	197.18%	194.19%
50	198.45%	195.09%	191.99%	189.13%
51	193.25%	190.02%	187.06%	184.32%
52	188.29%	185.21%	182.37%	179.75%
53	183.59%	180.64%	177.93%	175.42%
54	179.14%	176.31%	173.72%	171.32%
55	174.90%	172.20%	169.72%	167.43%
56	170.89%	168.30%	165.93%	163.74%
57	167.08%	164.61%	162.35%	160.25%
58	163.47%	161.12%	158.95%	156.95%
59	160.06%	157.81%	155.74%	153.84%
60	156.80%	154.65%	152.68%	150.86%
61	153.68%	151.64%	149.76%	148.02%
62	150.70%	148.75%	146.96%	145.31%
63	147.84%	145.98%	144.28%	142.70%
64	145.09%	143.32%	141.70%	140.21%
65	142.45%	140.77%	139.23%	137.81%
66	139.92%	138.32%	136.86%	135.51%
67	137.48%	135.97%	134.58%	133.30%
68	135.15%	133.71%	132.39%	131.18%
69	132.91%	131.55%	130.30%	129.15%

Cash Value Accumulation Test (Percentage of Policy Value) –Female

Table:	425%	450%	475%	500%
Age:	13	14	15	16
70	130.76%	129.47%	128.29%	127.20%
71	128.71%	127.49%	126.37%	125.34%
72	126.76%	125.60%	124.55%	123.57%
73	124.90%	123.81%	122.82%	121.90%
74	123.14%	122.11%	121.17%	120.31%
75	121.47%	120.50%	119.62%	118.80%
76	119.88%	118.97%	118.14%	117.37%
77	118.37%	117.51%	116.73%	116.02%
78	116.93%	116.13%	115.39%	114.72%
79	115.55%	114.80%	114.11%	113.49%
80	114.23%	113.52%	112.88%	112.30%
81	112.94%	112.28%	111.68%	111.14%
82	111.77%	111.15%	110.59%	110.08%
83	110.71%	110.13%	109.61%	109.13%
84	109.72%	109.19%	108.70%	108.26%
85	108.82%	108.32%	107.86%	107.45%
86	107.98%	107.52%	107.10%	106.71%
87	107.14%	106.71%	106.31%	105.96%
88	106.41%	106.00%	105.63%	105.30%
89	105.79%	105.40%	105.05%	104.74%
90	105.29%	104.93%	104.60%	104.30%
91	104.92%	104.58%	104.28%	104.00%
92	104.41%	104.10%	103.82%	103.57%
93	103.84%	103.56%	103.31%	103.07%
94	103.27%	103.02%	102.79%	102.58%
95	102.73%	102.50%	102.29%	102.10%
96	102.30%	102.09%	101.97%	101.97%
97	101.97%	101.97%	101.00%	101.00%
98	101.00%	101.00%	101.00%	101.00%
99	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (Percentage of Policy Value) – Unisex

Table:		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Age:	Standard	2	3	4	5	6	7	8	9	10	11	12
0	1620.92%	1337.91%	1242.50%	1164.84%	1099.98%	1044.74%	996.93%	955.03%	917.90%	884.70%	854.78%	827.64%
1	1579.05%	1307.16%	1215.44%	1140.76%	1078.38%	1025.22%	979.20%	938.85%	903.08%	871.09%	842.26%	816.09%
2	1529.85%	1268.58%	1180.44%	1108.65%	1048.66%	997.54%	953.28%	914.46%	880.05%	849.27%	821.52%	796.33%
3	1478.47%	1227.38%	1142.65%	1073.64%	1015.98%	966.82%	924.26%	886.93%	853.84%	824.22%	797.53%	773.29%
4	1426.61%	1185.28%	1103.83%	1037.49%	982.05%	934.80%	893.87%	857.98%	826.15%	797.67%	771.99%	748.68%
5	1375.49%	1143.52%	1065.23%	1001.45%	948.15%	902.71%	863.37%	828.85%	798.24%	770.86%	746.16%	723.75%
6	1325.90%	1102.91%	1027.65%	966.34%	915.10%	871.42%	833.59%	800.40%	770.97%	744.63%	720.88%	699.32%
7	1278.13%	1063.79%	991.44%	932.50%	883.23%	841.24%	804.86%	772.95%	744.65%	719.33%	696.49%	675.75%
8	1232.10%	1026.07%	956.52%	899.86%	852.50%	812.12%	777.15%	746.46%	719.25%	694.90%	672.94%	653.00%
9	1187.60%	989.56%	922.71%	868.24%	822.71%	783.89%	750.27%	720.76%	694.60%	671.18%	650.06%	630.89%
10	1144.73%	954.37%	890.10%	837.74%	793.97%	756.65%	724.32%	695.96%	670.80%	648.28%	627.97%	609.53%
11	1103.30%	920.32%	858.54%	808.20%	766.13%	730.25%	699.17%	671.89%	647.70%	626.05%	606.52%	588.79%
12	1063.58%	887.70%	828.32%	779.93%	739.48%	704.99%	675.10%	648.88%	625.62%	604.80%	586.02%	568.97%
13	1025.77%	856.73%	799.65%	753.14%	714.25%	681.10%	652.37%	627.16%	604.79%	584.77%	566.72%	550.32%
14	989.64%	827.18%	772.32%	727.61%	690.24%	658.36%	630.74%	606.51%	585.00%	565.76%	548.39%	532.62%
15	955.23%	799.11%	746.39%	703.43%	667.50%	636.87%	610.32%	587.02%	566.35%	547.84%	531.14%	515.98%
16	922.82%	772.82%	722.16%	680.88%	646.35%	616.91%	591.39%	568.99%	549.12%	531.33%	515.28%	500.70%
17	892.14%	748.05%	699.38%	659.71%	626.54%	598.25%	573.73%	552.20%	533.10%	516.00%	500.57%	486.55%
18	863.05%	724.66%	677.91%	639.81%	607.94%	580.76%	557.20%	536.52%	518.17%	501.73%	486.90%	473.43%
19	835.09%	702.19%	657.30%	620.71%	590.11%	564.00%	541.37%	521.50%	503.87%	488.08%	473.83%	460.88%
20	808.09%	680.48%	637.38%	602.24%	572.85%	547.78%	526.04%	506.96%	490.03%	474.86%	461.17%	448.73%
21	781.83%	659.31%	617.92%	584.19%	555.97%	531.89%	511.03%	492.70%	476.44%	461.87%	448.73%	436.78%
22	756.31%	638.67%	598.94%	566.55%	539.46%	516.35%	496.31%	478.72%	463.10%	449.12%	436.49%	425.02%
23	731.54%	618.60%	580.46%	549.37%	523.37%	501.18%	481.95%	465.06%	450.07%	436.65%	424.53%	413.51%
24	707.43%	599.00%	562.39%	532.55%	507.59%	486.29%	467.83%	451.63%	437.24%	424.35%	412.72%	402.14%
25	684.04%	579.96%	544.81%	516.17%	492.22%	471.78%	454.06%	438.51%	424.70%	412.33%	401.17%	391.02%
26	661.36%	561.45%	527.72%	500.23%	477.24%	457.63%	440.63%	425.70%	412.45%	400.58%	389.87%	380.14%
27	639.47%	543.57%	511.20%	484.82%	462.76%	443.94%	427.63%	413.31%	400.60%	389.22%	378.94%	369.61%
28	618.33%	526.29%	495.23%	469.92%	448.76%	430.71%	415.06%	401.33%	389.14%	378.22%	368.36%	359.41%
29	597.76%	509.43%	479.62%	455.34%	435.04%	417.72%	402.71%	389.54%	377.85%	367.38%	357.93%	349.34%
30	577.72%	492.94%	464.34%	441.04%	421.56%	404.95%	390.56%	377.92%	366.71%	356.67%	347.61%	339.37%
31	558.24%	476.86%	449.42%	427.07%	408.38%	392.45%	378.64%	366.52%	355.77%	346.14%	337.45%	329.56%
32	539.30%	461.20%	434.86%	413.41%	395.49%	380.20%	366.96%	355.34%	345.03%	335.79%	327.46%	319.89%
33	520.93%	445.96%	420.69%	400.11%	382.91%	368.25%	355.55%	344.40%	334.51%	325.66%	317.67%	310.41%
34	503.13%	431.17%	406.92%	387.17%	370.67%	356.61%	344.42%	333.73%	324.25%	315.76%	308.10%	301.15%
35	485.92%	416.85%	393.58%	374.63%	358.80%	345.31%	333.63%	323.38%	314.28%	306.14%	298.80%	292.13%
36	469.29%	402.99%	380.65%	362.48%	347.29%	334.35%	323.15%	313.31%	304.60%	296.79%	289.75%	283.36%
37	453.25%	389.61%	368.18%	350.75%	336.18%	323.77%	313.02%	303.59%	295.23%	287.75%	281.01%	274.88%
38	437.76%	376.69%	356.13%	339.40%	325.43%	313.52%	303.22%	294.18%	286.16%	278.99%	272.52%	266.65%
39	422.86%	364.25%	344.52%	328.48%	315.08%	303.66%	293.78%	285.11%	277.43%	270.56%	264.36%	258.73%
40	408.51%	352.26%	333.33%	317.94%	305.09%	294.14%	284.67%	276.36%	269.00%	262.41%	256.47%	251.08%
41	394.67%	340.69%	322.54%	307.78%	295.45%	284.96%	275.88%	267.91%	260.86%	254.54%	248.85%	243.69%
42	381.37%	329.57%	312.16%	298.00%	286.19%	276.13%	267.42%	259.79%	253.03%	246.98%	241.53%	236.58%
43	368.58%	318.89%	302.19%	288.61%	277.28%	267.64%	259.30%	251.99%	245.51%	239.71%	234.49%	229.75%
44	356.31%	308.64%	292.62%	279.61%	268.75%	259.51%	251.51%	244.51%	238.30%	232.75%	227.75%	223.22%
45	344.55%	298.83%	283.47%	271.00%	260.59%	251.74%	244.08%	237.37%	231.43%	226.11%	221.33%	216.99%
46	333.28%	289.43%	274.71%	262.75%	252.78%	244.30%	236.97%	230.54%	224.85%	219.77%	215.19%	211.03%
47	322.46%	280.42%	266.31%	254.85%	245.30%	237.18%	230.16%	224.01%	218.56%	213.70%	209.32%	205.34%
48	312.08%	271.78%	258.26%	247.28%	238.14%	230.36%	223.64%	217.75%	212.54%	207.89%	203.70%	199.90%
49	302.05%	263.41%	250.46%	239.95%	231.19%	223.74%	217.31%	211.68%	206.69%	202.24%	198.23%	194.60%
50	292.37%	255.33%	242.92%	232.86%	224.47%	217.34%	211.18%	205.80%	201.03%	196.77%	192.94%	189.47%
51	283.05%	247.55%	235.66%	226.02%	217.99%	211.16%	205.27%	200.12%	195.56%	191.49%	187.83%	184.51%
52	274.08%	240.06%	228.67%	219.44%	211.75%	205.22%	199.59%	194.66%	190.30%	186.41%	182.91%	179.73%
53	265.49%	232.89%	221.98%	213.14%	205.79%	199.54%	194.15%	189.44%	185.27%	181.55%	178.20%	175.18%
54	257.26%	226.02%	215.58%	207.12%	200.09%	194.11%	188.96%	184.45%	180.47%	176.92%	173.72%	170.83%
55	249.40%	219.48%	209.49%	201.39%	194.66%	188.95%	184.02%	179.72%	175.91%	172.52%	169.47%	166.71%
56	241.90%	213.25%	203.69%	195.95%	189.51%	184.05%	179.35%	175.23%	171.60%	168.36%	165.45%	162.82%
57	234.75%	207.32%	198.18%	190.78%	184.63%	179.41%	174.91%	170.99%	167.52%	164.43%	161.65%	159.14%
58	227.92%	201.67%	192.93%	185.85%	179.98%	175.00%	170.71%	166.96%	163.65%	160.71%	158.06%	155.67%
59	221.35%	196.24%	187.88%	181.12%	175.51%	170.75%	166.66%	163.08%	159.93%	157.12%	154.60%	152.32%
60	215.04%	191.02%	183.03%	176.57%	171.21%	166.68%	162.77%	159.36%	156.36%	153.68%	151.28%	149.11%
61	208.98%	186.02%	178.38%	172.22%	167.10%	162.77%	159.05%	155.80%	152.94%	150.39%	148.10%	146.03%
62	203.21%	181.25%	173.96%	168.07%	163.19%	159.07%	155.52%	152.42%	149.69%	147.27%	145.09%	143.12%
63	197.71%	176.72%	169.76%	164.15%	159.50%	155.56%	152.18%	149.24%	146.64%	144.33%	142.26%	140.39%
64	192.48%	172.44%	165.80%	160.44%	156.01%	152.27%	149.05%	146.24%	143.77%	141.58%	139.61%	137.84%
65	187.50%	168.37%	162.04%	156.93%	152.71%	149.15%	146.09%	143.42%	141.08%	138.99%	137.13%	135.44%
66	182.76%	164.50%	158.46%	153.61%	149.59%	146.20%	143.29%	140.76%	138.53%	136.55%	134.78%	133.19%
67	178.21%	160.80%	155.05%	150.43%	146.61%	143.39%	140.63%	138.23%	136.11%	134.24%	132.56%	131.05%
68	173.85%	157.25%	151.78%	147.38%	143.75%	140.70%	138.07%	135.80%	133.79%	132.02%	130.43%	129.00%

Cash Value Accumulation Test (Percentage of Policy Value) – Unisex

Table:		150%	175%	200%	225%	250%	275%	300%	325%	350%	375%	400%
Age:	Standard	2	3	4	5	6	7	8	9	10	11	12
69	169.66%	153.84%	148.63%	144.45%	141.01%	138.11%	135.62%	133.47%	131.57%	129.89%	128.39%	127.04%
70	165.62%	150.55%	145.60%	141.63%	138.36%	135.61%	133.25%	131.21%	129.42%	127.83%	126.41%	125.13%
71	161.74%	147.39%	142.69%	138.92%	135.82%	133.21%	130.98%	129.05%	127.35%	125.85%	124.51%	123.31%
72	158.03%	144.36%	139.89%	136.32%	133.38%	130.91%	128.80%	126.98%	125.38%	123.96%	122.70%	121.56%
73	154.50%	141.51%	137.26%	133.87%	131.09%	128.75%	126.76%	125.03%	123.52%	122.19%	121.00%	119.93%
74	151.15%	138.79%	134.77%	131.55%	128.92%	126.71%	124.83%	123.20%	121.78%	120.52%	119.40%	118.40%
75	147.95%	136.21%	132.39%	129.35%	126.86%	124.77%	123.00%	121.47%	120.13%	118.94%	117.89%	116.95%
76	144.90%	133.75%	130.13%	127.25%	124.90%	122.93%	121.26%	119.82%	118.55%	117.44%	116.46%	115.57%
77	141.99%	131.40%	127.97%	125.25%	123.03%	121.17%	119.60%	118.24%	117.06%	116.01%	115.09%	114.26%
78	139.23%	129.18%	125.93%	123.36%	121.26%	119.51%	118.03%	116.75%	115.64%	114.66%	113.79%	113.01%
79	136.61%	127.08%	124.00%	121.57%	119.59%	117.95%	116.55%	115.35%	114.31%	113.39%	112.58%	111.85%
80	134.15%	125.11%	122.20%	119.91%	118.04%	116.49%	115.18%	114.05%	113.07%	112.21%	111.45%	110.77%
81	131.83%	123.27%	120.52%	118.35%	116.59%	115.13%	113.89%	112.84%	111.92%	111.11%	110.40%	109.76%
82	129.67%	121.56%	118.96%	116.91%	115.25%	113.88%	112.72%	111.73%	110.87%	110.11%	109.45%	108.85%
83	127.65%	119.97%	117.51%	115.58%	114.02%	112.73%	111.64%	110.71%	109.90%	109.20%	108.57%	108.02%
84	125.74%	118.49%	116.16%	114.34%	112.87%	111.65%	110.63%	109.76%	109.00%	108.34%	107.76%	107.24%
85	123.96%	117.10%	114.90%	113.18%	111.79%	110.65%	109.69%	108.87%	108.17%	107.55%	107.01%	106.52%
86	122.29%	115.82%	113.74%	112.12%	110.81%	109.73%	108.83%	108.06%	107.40%	106.82%	106.31%	105.86%
87	120.74%	114.63%	112.67%	111.13%	109.89%	108.88%	108.03%	107.30%	106.68%	106.14%	105.67%	105.25%
88	119.30%	113.55%	111.70%	110.24%	109.07%	108.11%	107.31%	106.63%	106.05%	105.54%	105.09%	104.70%
89	117.98%	112.59%	110.83%	109.46%	108.35%	107.44%	106.68%	106.04%	105.49%	105.01%	104.58%	104.21%
90	116.75%	111.72%	110.07%	108.77%	107.72%	106.86%	106.14%	105.53%	105.01%	104.56%	104.16%	103.80%
91	115.60%	110.94%	109.39%	108.17%	107.18%	106.37%	105.69%	105.12%	104.62%	104.19%	103.82%	103.49%
92	114.42%	110.16%	108.71%	107.57%	106.64%	105.87%	105.24%	104.69%	104.23%	103.83%	103.47%	103.16%
93	113.23%	109.37%	108.04%	106.97%	106.10%	105.38%	104.78%	104.27%	103.84%	103.46%	103.13%	102.83%
94	112.00%	108.59%	107.37%	106.38%	105.57%	104.90%	104.34%	103.86%	103.45%	103.10%	102.79%	102.51%
95	110.72%	107.80%	106.72%	105.82%	105.07%	104.44%	103.91%	103.46%	103.07%	102.74%	102.45%	102.19%
96	109.36%	107.01%	106.08%	105.29%	104.62%	104.04%	103.55%	103.12%	102.76%	102.44%	102.17%	101.97%
97	107.80%	106.10%	105.38%	104.74%	104.17%	103.67%	103.22%	102.82%	102.47%	102.17%	101.97%	101.00%
98	105.91%	104.94%	104.50%	104.07%	103.68%	103.30%	102.95%	102.63%	102.32%	102.04%	101.00%	101.00%
99	103.39%	103.09%	102.94%	102.79%	102.65%	102.50%	102.35%	102.20%	102.05%	101.97%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (Percentage of Policy Value) – Unisex

Table:	425%	450%	475%	500%
Age:	13	14	15	16
0	802.88%	780.16%	759.22%	739.85%
1	792.21%	770.29%	750.08%	731.38%
2	773.33%	752.22%	732.76%	714.75%
3	751.16%	730.85%	712.13%	694.79%
4	727.40%	707.86%	689.84%	673.16%
5	703.27%	684.48%	667.15%	651.10%
6	679.63%	661.56%	644.89%	629.45%
7	656.82%	639.43%	623.40%	608.55%
8	634.79%	618.07%	602.65%	588.36%
9	613.37%	597.29%	582.46%	568.72%
10	592.69%	577.22%	562.96%	549.74%
11	572.59%	557.72%	544.00%	531.29%
12	553.39%	539.09%	525.89%	513.67%
13	535.33%	521.58%	508.88%	497.13%
14	518.21%	504.98%	492.77%	481.46%
15	502.12%	489.40%	477.66%	466.78%
16	487.37%	475.13%	463.84%	453.38%
17	473.74%	461.97%	451.11%	441.05%
18	461.11%	449.80%	439.36%	429.68%
19	449.04%	438.17%	428.13%	418.83%
20	437.36%	426.91%	417.27%	408.33%
21	425.86%	415.82%	406.56%	397.97%
22	414.53%	404.89%	396.00%	387.75%
23	403.44%	394.19%	385.65%	377.73%
24	392.48%	383.60%	375.40%	367.80%
25	381.75%	373.22%	365.35%	358.06%
26	371.24%	363.06%	355.51%	348.51%
27	361.07%	353.22%	345.98%	339.27%
28	351.22%	343.70%	336.75%	330.31%
29	341.49%	334.28%	327.62%	321.44%
30	331.85%	324.93%	318.55%	312.63%
31	322.34%	315.71%	309.59%	303.92%
32	312.98%	306.62%	300.75%	295.32%
33	303.78%	297.69%	292.07%	286.86%
34	294.79%	288.95%	283.56%	278.57%
35	286.04%	280.44%	275.28%	270.49%
36	277.52%	272.15%	267.20%	262.62%
37	269.28%	264.14%	259.40%	255.00%
38	261.29%	256.36%	251.82%	247.61%
39	253.59%	248.87%	244.52%	240.49%
40	246.15%	241.63%	237.47%	233.61%
41	238.97%	234.64%	230.65%	226.95%
42	232.06%	227.92%	224.09%	220.56%
43	225.43%	221.46%	217.80%	214.41%
44	219.08%	215.28%	211.78%	208.54%
45	213.02%	209.39%	206.04%	202.94%
46	207.24%	203.77%	200.56%	197.60%
47	201.72%	198.39%	195.33%	192.50%
48	196.43%	193.26%	190.33%	187.62%
49	191.29%	188.25%	185.46%	182.87%
50	186.30%	183.40%	180.73%	178.26%
51	181.48%	178.71%	176.16%	173.80%
52	176.85%	174.20%	171.76%	169.51%
53	172.42%	169.89%	167.56%	165.42%
54	168.19%	165.78%	163.56%	161.51%
55	164.20%	161.90%	159.78%	157.82%
56	160.42%	158.23%	156.21%	154.35%
57	156.86%	154.77%	152.84%	151.07%
58	153.49%	151.50%	149.67%	147.98%
59	150.25%	148.35%	146.61%	145.00%
60	147.13%	145.33%	143.67%	142.14%
61	144.16%	142.44%	140.86%	139.41%
62	141.34%	139.71%	138.21%	136.83%
63	138.69%	137.14%	135.72%	134.41%
64	136.22%	134.75%	133.40%	132.16%
65	133.91%	132.52%	131.24%	130.06%
66	131.74%	130.41%	129.20%	128.09%
67	129.67%	128.42%	127.28%	126.22%
68	127.70%	126.52%	125.44%	124.44%
69	125.81%	124.69%	123.67%	122.73%

Cash Value Accumulation Test (Percentage of Policy Value) – Unisex

Table:	425%	450%	475%	500%
Age:	13	14	15	16
70	123.98%	122.92%	121.96%	121.07%
71	122.22%	121.23%	120.32%	119.48%
72	120.53%	119.60%	118.74%	117.96%
73	118.96%	118.08%	117.28%	116.54%
74	117.49%	116.66%	115.91%	115.22%
75	116.09%	115.32%	114.61%	113.97%
76	114.77%	114.05%	113.39%	112.78%
77	113.51%	112.83%	112.21%	111.65%
78	112.31%	111.68%	111.10%	110.58%
79	111.20%	110.60%	110.07%	109.57%
80	110.16%	109.61%	109.10%	108.65%
81	109.19%	108.68%	108.21%	107.78%
82	108.32%	107.84%	107.40%	107.01%
83	107.52%	107.08%	106.67%	106.30%
84	106.78%	106.36%	105.99%	105.64%
85	106.09%	105.70%	105.35%	105.03%
86	105.46%	105.10%	104.77%	104.48%
87	104.87%	104.53%	104.23%	103.95%
88	104.34%	104.03%	103.74%	103.49%
89	103.88%	103.58%	103.32%	103.07%
90	103.49%	103.21%	102.96%	102.73%
91	103.19%	102.92%	102.68%	102.47%
92	102.88%	102.63%	102.41%	102.21%
93	102.57%	102.34%	102.14%	101.97%
94	102.27%	102.06%	101.97%	101.00%
95	101.97%	101.97%	101.00%	101.00%
96	101.00%	101.00%	101.00%	101.00%
97	101.00%	101.00%	101.00%	101.00%
98	101.00%	101.00%	101.00%	101.00%
99	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%

ADDITIONAL INFORMATION
Additional information about the Policy is available in the Statement of Additional Information dated        , 2008 and which is part of this prospectus.
Your questions and/or requests for a free copy of the Statement of Additional Information or a free personalized illustration should be directed to: Principal Benefit Variable Universal Life II, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988. You may also contact us through our internet site: www.principal.com
Information about the Policy (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Policy are available on the Commission’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, Washington, D.C. 20549-0102.
Principal Benefit Variable Universal Life II
Investment Company Act File No.

PART B
STATEMENT OF ADDITIONAL INFORMATION
PRINCIPAL BENEFIT VARIABLE UNIVERSAL LIFE II
dated                      , 2008
The Statement of Additional Information provides information about the Principal Benefit Variable Universal Life II Insurance Policy sponsored by Principal Life Insurance Company through its Principal Life Insurance Company Variable Life Separate Account.
This Statement of Additional Information is not a prospectus but does provide information that supplements the Policy’s Prospectus dated                     , 2008. It should be read with that Prospectus which is available without charge. To request a copy of the Prospectus, please contact us at:
Principal Benefit Variable Universal Life II
Principal Financial Group
Des Moines, Iowa 50306-9296
Telephone: 1-800-247-9988

GENERAL INFORMATION AND HISTORY
The Company
Principal Life Insurance Company (the “Company”) is the issuer of the Principal Benefit Variable Universal Life II Insurance Policy (the “Policy”). The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392. It is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.
In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.
Principal Life Insurance Company Variable Life Separate Account
The separate account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities Exchange Commission. This registration does not involve Securities Exchange Commission supervision of the investments or investment policies of the separate account.
All of the units of the Separate Account are owned by the Company. Policy owners may purchase units of the divisions of the Separate Account.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, 801 Grand Avenue, Des Moines, Iowa, serves as the independent registered public accounting firm for Principal Life Insurance Company Variable Life Separate Account and the Company.
UNDERWRITERS
The principal underwriter of the Policy is Princor Financial Services Corporation (“Princor”) which is a wholly owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. The address of Princor is the Principal Financial Group, 680 8th Street, Des Moines, Iowa 50392-0200. Princor was incorporated in Iowa in 1968 and is a securities broker-dealer registered with the Securities Exchange Commission as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.
The Policy’s offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Policy.
For the last three fiscal years Princor has received and retained the following commissions:

2007*
received/retained
$0/$0

*	for the period from , 2007 through December 31, 2007
UNDERWRITING PROCEDURES
Guaranteed maximum cost of insurance rates are based on 2001 CSO Mortality Unismoke Table (the prevailing mortality table approved by the National Association of Insurance Commissioners), age nearest birthday, with distinction for the insured’s gender. The rates will reflect the insured’s risk class(es).
PERFORMANCE DATA
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions.

The Policy was not offered prior to                     , 2008. The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Policy as if the Policy had been issued on or after the date the underlying mutual fund in which such division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund is derived by reducing the actual performance of the underlying mutual fund by the fees and charges of the Policy as if it had been in existence. The yield and total return figures described below vary depending upon market conditions, the composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other products. The Separate Account may also quote rankings, yields or returns published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents historical performance and is not intended to indicate future performance.
From time to time the Principal Variable Contracts Fund, Inc. advertises its Money Market division’s “yield” and “effective yield.” Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated in the division over a seven day period (the period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated during that week is assumed to be generated each week over a 52-week period and is shown as a percentage. The “effective yield” is calculated similarly but, when annualized, the income earned in the division is assumed to be reinvested. The “effective yield” is slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the “yield” and “effective yield.” For the period ended December 31, 2007, the 7-day annualized and effective yields were                     % and                     %, respectively.
In addition, the Separate Account advertises the “yield” for certain other divisions. The “yield” of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a contingent deferred sales charge which, if included, would reduce the “yield.” No contingent deferred sales charge is assessed on investments in the Separate Account divisions of the Policy.
The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial premium of $1,000 to the ending redeemable policy value.
The performance information does not include any charges or fees that are deducted from your Policy. These are charges and fees such as the sales charge, charge for taxes, surrender charges (if any), transfer fees (if any), transaction fees (if any) cost of insurance charge, asset based charge, monthly policy issue charge (if any), monthly administrative charge (if any), policy loan interest charge (if any), and charges for optional insurance benefits. Some of these charges vary depending on your age, gender, face amount, risk classification, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your Policy’s value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your Policy’s performance, you should obtain a personalized illustration based on historical underlying mutual fund performance from your financial adviser.
Following are the hypothetical average annual total returns for the periods ended December 31, 2006 assuming the Policy had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
AIM V.I. Capital Appreciation	May 5, 1993	6.07%	3.61%	4.77%	8.68%
AIM V.I. Core Equity	May 2, 1994	16.42	6.80	7.03	9.53
AIM V.I. Dynamics	August 25, 1997	16.11	6.46		6.13
AIM V.I. Global Health Care	May 22, 1997	5.23	3.47		8.70
AIM V.I. International Growth	May 5,1993	28.23	15.33	8.20	9.88
AIM V.I. Small Cap Equity	August 29, 2003	17.45			14.75
AllianceBernstein VPS Global Technology
AllianceBernstein VPS International Growth
AllianceBernstein VPS International Value
AllianceBernstein VPS Small Cap Growth
AllianceBernstein VPS Small/Mid Cap Value
American Century VP Income & Growth	October 30, 1997	16.81	7.40		7.18
American Century VP International	May 2, 1994	24.74	9.85	8.09	8.02
American Century VP Mid Cap Value	October 29, 2004	20.23			19.66
American Century VP Value	May 1, 1996	18.46	9.76	10.77	11.27
American Century VP Vista	April 29, 2005	8.88			14.54
Calvert Variable Series, Inc. Income
Dreyfus IP Core Value	May 1, 1998	21.16	6.91		6.53

Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
Dreyfus Socially Responsible Growth	October 7, 1993	8.96	1.23	4.66	8.10
Dreyfus VIF Appreciation	April 5, 1993	16.21	4.95	7.83	10.45
DWS Dreman Small Mid Cap Value VIP
Fidelity VIP II Contrafund	January 3, 1995	11.43	11.65	10.97	13.97
Fidelity VIP Equity-Income	November 3, 1986	19.93	8.85	9.04	11.10
Fidelity VIP High Income	October 1, 1985	11.02	10.22	3.00	4.55
Fidelity VIP Mid Cap	December 28, 1998	12.40	15.52		19.13
Franklin Income Securities	January 24, 1989	18.24	12.36	9.65	10.59
Franklin Global Communications Securities
Franklin Global Income Securities
Franklin Mutual Discovery Securities	November 8, 1996	23.05	14.54	11.80	11.83
Franklin Mutual Shares Securities	November 8, 1996	18.38	10.22	10.19	10.41
Franklin Rising Dividends Securities	January 27, 1992	17.12	10.52	11.21	10.98
Franklin Small Cap Value Securities	May 1, 1998	16.98	13.55		9.06
Franklin Strategic Income Securities
Franklin Templeton Developing Markets Securities
Franklin Templeton Foreign Securities	May 1, 1992	21.44	11.29	8.04	10.21
Janus Aspen Balanced	December 31, 1999	10.41	6.44		3.61
Janus Aspen Flexible Bond	December 31, 1999	3.98	5.11		5.57
Janus Aspen Series Forty
Janus Aspen Mid Cap Growth	September 13, 1993	13.31	8.18	7.48	10.68
Janus Aspen Worldwide Growth	December 31, 1993	17.94	3.64		-3.53
MFS VIT Emerging Growth	July 24, 1995	7.61	2.57	5.76	7.97
MFS VIT Global Equity	May 3, 1999	24.02	12.06		8.21
MFS VIT New Discovery	May 1, 1998	12.93	2.70		7.59
MFS VIT Research International	April 28, 2005	25.21			28.22
MFS VIT Total Return
MFS VIT Utilities
MFS VIT Value	January 2, 2002	20.51			9.64
Neuberger Berman AMT Fasciano	July 11, 2002	5.25			9.54
Neuberger Berman AMT Guardian	November 3, 1997	13.38	6.60		8.90
Neuberger Berman AMT Partners	March 22, 1994	12.24	10.07	8.79	11.48
Oppenheimer Main Street Small Cap
Pioneer Small Cap Value VCT
Principal VCF Bond	December 18, 1987	4.65	5.17	5.73	7.53
Principal VCF Capital Value	May 13, 1970	19.95	9.30	7.43	12.13
Principal VCF Diversified International	May 2, 1994	27.96	16.32	8.67	9.54
Principal VCF Equity Growth	June 1, 1994	6.21	2.60	6.38	10.51
Principal VCF Government & High Quality Bond	April 9, 1987	4.23	4.06	5.71	7.14
Principal VCF Growth	May 2, 1994	9.92	3.87	3.80	6.28
Principal VCF International Emerging Markets	October 24, 2000	38.32	27.49		19.61
Principal VCF International SmallCap	May 1, 1998	30.38	23.14		15.17
Principal VCF LargeCap Blend	May 1, 2002	15.82			7.48
Principal VCF LargeCap Stock Index	May 3, 1999	15.57	5.61		1.81
Principal VCF LargeCap Value	May 1, 2002	21.55			10.47
Principal VCF MidCap	December 18, 1987	14.23	12.23	10.95	14.12
Principal VCF MidCap Growth	May 1, 1998	9.65	7.64		3.85
Principal VCF MidCap Stock
Principal VCF MidCap Value	May 3, 1999	13.28	13.55		13.60
Principal VCF Money Market	March 18, 1983	4.63	2.06	3.54	5.20
Principal VCF Principal LifeTime 2010	August 30, 2004	12.30			11.79
Principal VCF Principal LifeTime 2020	August 30, 2004	15.16			14.07
Principal VCF Principal LifeTime 2030	August 30, 2004	14.83			13.91
Principal VCF Principal LifeTime 2040	August 30, 2004	15.13			14.80
Principal VCF Principal LifeTime 2050	August 30, 2004	15.49			15.06
Principal VCF Principal LifeTime Strategic Income	August 30, 2004	10.26			9.86
Principal VCF Real Estate Securities	May 1, 1998	36.61	26.08		17.51
Principal VCF Short-Term Bond	May 1, 2003	4.44			2.26
Principal VCF SmallCap Growth	May 1, 1998	8.97	0.39		2.15
Principal VCF SmallCap Value	May 1, 1998	18.64	16.31		13.02
Principal VCF Strategic Asset Management Balanced	June 3, 1997	10.61	7.66		8.98
Principal VCF Strategic Asset Management Conservative Balanced	April 23, 1998	8.80	7.09		5.63
Principal VCF Strategic Asset Management Conservative Growth	June 3, 1997	12.21	7.86		9.60
Principal VCF Strategic Asset Management Flexible Income	September 9, 1997	6.85	6.36		6.98
Principal VCF Strategic Asset Management Strategic Growth	June 3, 1997	13.05	7.76		10.58
Summit Russell 2000 Small Cap Index	April 27, 2000	17.35	10.18		7.45
Summit Pinnacle EAFE International Index
Van Eck Worldwide Hard Assets
Vanguard VIF MidCap Index	February 9, 1999	13.75	12.30		12.98

FINANCIAL STATEMENTS

PART C
OTHER INFORMATION
ITEM 26. EXHIBITS
(a)	Resolution of Board of Directors of the Depositor — Incorporated herein by reference to the registration statement on Form N-6, File Number 333-115269, as filed with the Commission on May 7, 2004

(b)	Custodian Agreements — N/A

(c)	Underwriting Contracts
(c1)	Distribution Agreement — to be filed as an exhibit by pre-effective amendment

(c2)	Selling Agreement — to be filed as an exhibit by pre-effective amendment

(c3)	Registered Representative Agreement — to be filed as an exhibit by pre-effective amendment
(d)	Contracts
(d1)	Form of Specimen Variable Life Contract — filed herewith as Exhibit 99.D1

(d2)	Form of Specimen Accounting Benefit Rider — filed herewith as Exhibit 99.D2

(d3)	Form of Specimen Change of Insured Rider — filed herewith as Exhibit 99.D3

(d4)	Form of Specimen Cost of Living Increase Rider — filed herewith as Exhibit 99.D4

(d5)	Form of Specimen Death Benefit Guarantee Rider — filed herewith as Exhibit 99.D5

(d6)	Form of Specimen Extended Coverage Rider — filed herewith as Exhibit 99.D6

(d7)	Form of Specimen Life Paid-Up Rider — filed herewith as Exhibit 99.D7

(d8)	Form of Specimen Supplemental Benefit Rider — filed herewith as Exhibit 99.D8

(d9)	Form of Specimen Waiver of Monthly Policy Charges Rider — filed herewith as Exhibit 99.D9

(d10)	Form of Specimen Waiver of Specified Premium Rider — filed herewith as Exhibit 99.D10
(e)	Applications
(e1)	Form of Specimen Life Insurance Application — filed herewith as Exhibit 99.E1

(e2)	Form of Specimen Guaranteed/Simplified Issue Life Insurance Application — filed herewith as Exhibit 99.E2

(e3)	Form of Specimen Multi-Life Guaranteed Issue Life Insurance Application — filed herewith as Exhibit 99.E3

(e4)	Form of Specimen Supplemental Application — filed herewith as Exhibit 99.E4
(f)	Depositor’s Certificate of Incorporation and By-laws
(f1)	Articles of Incorporation of the Depositor — Incorporated herein by reference to the registration statement on Form N-6, File Number 333-115269, as filed with the Commission on May 7, 2004

(f2)	Bylaws of Depositor — Incorporated herein by reference to the registration statement on Form N-6, File Number 333-115269, as filed with the Commission on May 7, 2004
(g)	Reinsurance Contracts
The Depositor maintains reinsurance arrangements in the normal course of business, none of which are material.
(h)	Participation Agreements
(h1)	AllianceBerstein Variable Products Series Fund, Inc. — to be filed as an exhibit by pre-effective amendment

(h2)	AIM Variable Insurance Funds — to be filed as an exhibit by pre-effective amendment

(h3)	American Century Investment Management, Inc. — to be filed as an exhibit by pre-effective amendment

(h4)	Calvert Variable Series, Inc. — to be filed as an exhibit by pre-effective amendment

(h5)	Columbia Variable Series — to be filed as an exhibit by pre-effective amendment

(h6)	DWS Dreman Variable Insurance Product — to be filed as an exhibit by pre-effective amendment

(h7)	Fidelity Variable Insurance Products Fund — to be filed as an exhibit by pre-effective amendment

(h8)	Franklin Templeton Variable Insurance Product — to be filed as an exhibit by pre-effective amendment

(h9)	Janus Aspen Series — to be filed as an exhibit by pre-effective amendment

(h10)	MFS Variable Insurance Trust — to be filed as an exhibit by pre-effective amendment

(h11)	Neuberger Berman Advisers Management Trust — to be filed as an exhibit by pre-effective amendment

(h12)	Oppenheimer Main Street Variable Annuity — to be filed as an exhibit by pre-effective amendment

(h13)	Principal Variable Contract Fund, Inc. — to be filed as an exhibit by pre-effective amendment

(h13)	Summit Pinnacle Series — to be filed as an exhibit by pre-effective amendment

(h14)	Van Eck Worldwide Insurance Trust — to be filed as an exhibit by pre-effective amendment
(i)	Administrative Contracts — N/A

(j)	Other Material Contracts — N/A

(k)	Opinion of Counsel — to be filed as an exhibit by pre-effective amendment

(l)	Actuarial Opinion — to be filed as an exhibit by pre-effective amendment

(m)	Calculations
(m1)	Sample Calculations for Non-NY Illustrations — filed herewith as Exhibit 99.M1

(m2)	Sample Calculations for NY Illustrations — to be filed as an exhibit by pre-effective amendment

(n)	Other Opinions
(n1)	Consent of Auditor — to be filed as an exhibit by pre-effective amendment

(n2)	Powers of Attorney — filed herewith as Exhibit 99.N2
(o)	Omitted Financial Statement Schedules — to be filed as an exhibit by pre-effective amendment

(p)	Initial Capital Agreements — N/A

(q)	Redeemability Exemption (6e-2(b)(12)(ii) or 6e-3(T)) — to be filed as an exhibit by pre-effective amendment
ITEM 27. OFFICERS AND DIRECTORS OF THE DEPOSITOR
Principal Life Insurance Company is managed by a Board of Directors which is elected by its policy owners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:
DIRECTORS:

Name and Principal Business Address	Positions and Offices
Betsy J. Bernard	Director
40 Shalebrook Drive	Chair, Nominating and Governance Committee
Morristown, NJ 07960

Jocelyn Carter-Miller	Director
Tech Edventures	Member, Nominating and Governance Committee
3020 NW 33rd Avenue
Lauderdale Lakes, FL 33311

Gary E. Costley	Director
C & G Capital and Management, LLC	Member, Human Resources Committee
257 Barefoot Beach Boulevard, Ste 404
Bonita Springs, FL 34134

Michael T. Dan	Director
The Brink’s Company	Member, Human Resources Committee
1801 Bayberry Court
Richmond, VA 23226

C. Daniel Gelatt, Jr.	Director
NMT Corporation	Member, Executive Committee and Human Resources Committee
2004 Kramer Street
La Crosse, WI 54603

J. Barry Griswell	Director
The Principal Financial Group	Chairman of the Board and Chair, Executive Committee
Des Moines, IA 50392	Principal Life: Chairman and Chief Executive Officer

Sandra L. Helton	Director
1040 North Lake Shore Drive #26A	Member, Audit Committee
Chicago, IL 60611

William T. Kerr	Director
Meredith Corporation	Member, Executive Committee and Chair, Human Resources Committee
1716 Locust St.
Des Moines, IA 50309-3023

Richard L. Keyser	Director
W.W. Grainger, Inc.	Member, Nominating and Governance Committee
100 Grainger Parkway
Lake Forest, IL 60045-5201

Arjun K. Mathrani	Director
176 East 71st Street, Apt. 9-F	Member, Audit Committee
New York, NY 10021

Elizabeth E. Tallett	Director
Hunter Partners, LLC	Chair, Audit Committee and Member, Executive Committee
48 Federal Twist Road
Stockton, NJ 08559

Name and Principal Business Address	Positions and Offices
Therese M. Vaughan	Director
Drake University	Member, Audit Committee
2507 University Avenue
Des Moines, Iowa 50311

Larry D. Zimpleman	Director
The Principal Financial Group	Principal Life: President and Chief Operating Officer
Des Moines, IA 50392
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

Name and Principal Business Address	Positions and Offices
John Edward Aschenbrenner	President, Insurance and Financial Services

Craig L. Bassett	Vice President and Treasurer

Ronald L. Danilson	Senior Vice President Retirement and Investor Services

James David DeVries	Senior Vice President Human Resources

Greg B. Elming	Senior Vice President and Controller

Ralph Craig Eucher	Senior Vice President Retirement and Investor Services

Nora Mary Everett	Senior Vice President and Deputy General Counsel

Michael Harry Gersie	Executive Vice President and Chief Financial Officer

Thomas John Graf	Senior Vice President Investor Relations

Joyce Nixson Hoffman	Senior Vice President and Corporate Secretary

Daniel Joseph Houston	Executive Vice President Retirement and Investor Services

Carey Grant Jury	Senior Vice President Health

Ellen Zislin Lamale	Senior Vice President and Chief Actuary

Julia Marie Lawler	Senior Vice President and Chief Investment Officer

James Patrick McCaughan	President, Global Asset Management

Timothy Jon Minard	Senior Vice President Retirement Distribution

Mary Agnes O’Keefe	Senior Vice President and Chief Marketing Officer

Gary Paul Scholten	Senior Vice President and Chief Information Officer

Karen Elizabeth Shaff	Executive Vice President and General Counsel

Norman Raul Sorensen	Senior Vice President International Asset Accumulation

Deanna Dawnette Strable	Senior Vice President Individual Life and Specialty Benefits
ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT
The Registrant is a separate account of Principal Life Insurance Company (the “Depositor”) and is operated as a unit investment trust. Registrant supports benefits payable under Depositor’s variable life insurance policies by investing assets allocated to various investment options in shares of Principal Variable Contracts Fund, Inc. and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type. No person is directly or indirectly controlled by the Registrant.
The organization chart of the Depositor is incorporated by reference to the Registration Statement on Form N-6 of the Registrant, File No. 333-149215, filed February 13, 2008.
None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, only the separate financial statements of Registrant and the consolidated financial statements of Depositor are being filed with this registration statement.
ITEM 29. INDEMNIFICATION

Sections 490.851 through 490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors and officers where (A) all of the following apply: the director or officer (i) acted in good faith; (ii) reasonably believed that (a) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation or (b) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; and (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation.
Unless ordered by a court pursuant to the Iowa Business Corporation Act, a corporation shall not indemnify a director or officer in either of the following circumstances: (A) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct (above) or (B) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director receive a financial benefit to which he or she was not entitled, whether or not involving action in the director’s official capacity.
Registrant’s By-Laws provide that it shall indemnify directors and officers against damages, awards, settlements and costs reasonably incurred or imposed in connection with any suit or proceeding to which such person is or may be made a party by reason of being a director or officer of the Registrant. Such rights of indemnification are in addition to any rights to indemnity to which the person may be entitled under Iowa law and are subject to any limitations imposed by the Board of Directors. The Board has provided that certain procedures must be followed for indemnification of officers, and that there is no indemnity of officers when there is a final adjudication of liability based upon acts which constitute gross negligence or willful misconduct.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 30. PRINCIPAL UNDERWRITERS
(a)	Other Activity
Princor Financial Services Corporation acts as principal underwriter for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust. Princor Financial Services Corporation also acts as principal underwriter for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for Class J shares, Institutional Class shares, Advisors Preferred Class shares, Advisors Select Class shares, Advisors Signature Class shares, Preferred Class shares, and Select Class shares of Principal Investors Fund, Inc.
(b)	Management

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Lindsay L. Amadeo	Director — Marketing Communications
The Principal Financial Group
Des Moines, IA 50392

John E. Aschenbrenner	Director
The Principal Financial Group
Des Moines, IA 50392

Deborah J. Barnhart	Director — Distribution (PPN)
The Principal Financial Group
Des Moines, IA 50392

Patricia A. Barry	Assistant Corporate Secretary
The Principal Financial Group
Des Moines, IA 50392

Craig L. Bassett	Treasurer
The Principal Financial Group
Des Moines, IA 50392

Michael J. Beer	President and Director
The Principal Financial Group
Des Moines, IA 50392
Lisa Bertholf	Director — Marketing
The Principal Financial Group
Des Moines, IA 50392

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Tracy W. Bollin	Assistant Controller
The Principal Financial Group
Des Moines, IA 50392

David J. Brown	Senior Vice President
The Principal Financial Group
Des Moines, IA 50392

Jill R. Brown	Senior Vice President and Chief Financial Officer
The Principal Financial Group
Des Moines, IA 50392

Bret J. Bussanmas	Vice President — Distribution
The Principal Financial Group
Des Moines, IA 50392

P. Scott Cawley	Product Marketing Officer
The Principal Financial Group
Des Moines, IA 50392

Ralph C. Eucher	Director
The Principal Financial Group
Des Moines, IA 50392

Stephen G. Gallaher	Assistant General Counsel
The Principal Financial Group
Des Moines, IA 50392

Ernest H. Gillum	Vice President
The Principal Financial Group
Des Moines, IA 50392

Michael Harkin	Marketing Officer
The Principal Financial Group
Des Moines, IA 50392

Robyn Hinders	Director — Mutual Fund Operations
The Principal Financial Group
Des Moines, IA 50392

Joyce N. Hoffman Sr.	Vice President and Corporate Secretary
The Principal Financial Group
Des Moines, IA 50392

Ann Hudson	Compliance Officer
The Principal Financial Group
Des Moines, IA 50392

Patrick A. Kirchner	Counsel
The Principal Financial Group
Des Moines, IA 50392

Peter R. Kornweiss	Vice President
The Principal Financial Group
Des Moines, IA 50392

Julie LeClere	Director — Marketing and Recruiting
The Principal Financial Group
Des Moines, IA 50392

Sarah J. Pitts	Counsel
The Principal Financial Group
Des Moines, IA 50392

David L. Reichart	Senior Vice President
The Principal Financial Group
Des Moines, IA 50392

Martin R. Richardson	Vice President — Broker Dealer Operations
The Principal Financial Group
Des Moines, IA 50392

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Michael D. Roughton	Senior Vice President and Associate General Counsel
The Principal Financial Group
Des Moines, IA 50392

Adam U. Shaikh	Counsel
The Principal Financial Group
Des Moines, IA 50392

Norman Sue	Compliance Officer
The Principal Financial Group
Des Moines, IA 50392

Traci L. Weldon	Vice President/Chief Compliance Officer
The Principal Financial Group
Des Moines, IA 50392

Beth Wilson	Vice President
The Principal Financial Group
Des Moines, IA 50392

Larry D. Zimpleman	Chairman of the Board and Director
The Principal Financial Group
Des Moines, IA 50392
(c)	Compensation from the Registrant

		(3)
	(2)	Compensation on Events	(4)
(1)	Net Underwriting	Occasioning the Deduction	Brokerage	(5)
Name of Principal Underwriter	Discounts & Commissions	of a Deferred Sales Load	Commissions	Compensation
Princor Financial Services Corporation	$19,628,074.20	0	0	0
ITEM 31. LOCATION OF ACCOUNTS AND RECORDS
All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.
ITEM 32. MANAGEMENT SERVICES
N/A
ITEM 33. FEE REPRESENTATION
Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the 22nd day of February, 2008.

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT Registrant
By:	/s/ J. Barry Griswell
J. Barry Griswell, Chairman, President and Chief Executive Officer

By:	PRINCIPAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ J. Barry Griswell
J. Barry Griswell, Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ J. B. Griswell J. B. Griswell	President, Chairman and Chief Executive Officer	2/22/2008

/s/ G. B. Elming G. B. Elming	Senior Vice President and Controller (Principal Accounting Officer)	2/22/2008

/s/ M. H. Gersie M. H. Gersie	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2/22/2008

(B. J. Bernard)* B. J. Bernard	Director	2/22/2008

(J. Carter-Miller)* J. Carter-Miller	Director	2/22/2008

G. E. Costley)* G. E. Costley	Director	2/22/2008

(M. T. Dan)* M. T. Dan	Director	2/22/2008

(C. D. Gelatt, Jr.)* C. D. Gelatt, Jr.	Director	2/22/2008

(S. L. Helton)* S. L. Helton	Director	2/22/2008

(W. T. Kerr)* W. T. Kerr	Director	2/22/2008

(R. L. Keyser)* R. L. Keyser	Director	2/22/2008

(A. K. Mathrani)* A. K. Mathrani	Director	2/22/2008

Signature	Title	Date

(E. E. Tallett)* E. E. Tallett	Director	2/22/2008

(T. M. Vaughan)* T. M. Vaughan	Director	2/22/2008

(L. D. Zimpleman)* L. D. Zimpleman	Director	2/22/2008

*By:	/s/ J. Barry Griswell
J. Barry Griswell, Chairman, President and Chief Executive Officer
Pursuant to Powers of Attorney Previously Filed or Included